Part 2 of 2 (Part 1 sent separately)





1

05009148


SEC MAIL PROCESSING
RECEIVED
JUN 2 0 2005
WASH, D.C. 209 SECTION

5 Morrison Street
Edinburgh
EH3 8BH

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/5222

Exemption

SUPPL

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1st May to 31st May 2005**.

Announcements made to the London Stock Exchange:-

03.05.05	Additional Listing
03.05.05	Rule 8 disclosure - Hit Entertainment
03.05.05	Rule 8 disclosure - Crest Nicholson plc
03.05.05	Rule 8 disclosure - Singer & Friedlander
03.05.05	Rule 8 disclosure - Allied Domecq plc
03.05.05	Rule 8 disclosure - Shell T & T plc
03.05.05	Director Shareholding - HBOS Employee Trust Limited
03.05.05	Listing Particulars
04.05.05	Rule 8 disclosure - Allied Domecq plc
04.05.05	Rule 8 disclosure - Singer & Friedlander
04.05.05	Rule 8 disclosure - Shell T & T plc
04.05.05	Rule 8 disclosure - Shell T & T plc
04.05.05	Directorate Change - John Maclean retired 27.04.05
05.05.05	Transaction in Own Shares
05.05.05	Shareholder Circular
05.05.05	Posting of Shareholder Circular
05.05.05	Rule 8 disclosure - Allied Domecq plc
05.05.05	Rule 8 disclosure - Shell T & T plc
05.05.05	Director Shareholding - HBOS Employee Trust Limited
05.05.05	Director Shareholding - Halifax Sharesave & HBOS Sharesave
06.05.05	Transaction in Own Shares
06.05.05	Halifax House Price Index
06.05.05	Rule 8 disclosure - Shell T & T plc
09.05.05	Rule 8 disclosure - Shell T & T plc
09.05.05	Rule 8 disclosure - Allied Domecq plc
10.05.05	Transaction in Own Shares
10.05.05	Rule 8 disclosure - Shell T & T plc
11.05.05	Transaction in Own Shares
11.05.05	Rule 8 disclosure - Shell T & T plc
11.05.05	Director Shareholding - Halifax Sharesave Scheme/HBOS Sharesave Scheme

PROCESSED
JUN 2 1 2005
THOMSON FINANCIAL

12.05.05	Transaction in Own Shares
12.05.05	Rule 8 disclosure - Shell T & T plc
12.05.05	Rule 8 disclosure - Allied Domecq plc
12.05.05	Rule 8 disclosure - Allied Domecq plc
12.05.05	Rule 8 disclosure - Singer & Friedlander
12.05.05	Rule 8 disclosure - Ulster Television
12.05.05	Director Shareholding - Bank of Scotland SAYE
13.05.05	Rule 8 disclosure - Shell T & T plc
13.05.05	Rule 8 disclosure - Allied Domecq plc
16.05.05	Rule 8 disclosure - Allied Domecq plc
16.05.05	Rule 8 disclosure - Shell T & T plc
17.05.05	Rule 8 disclosure - Shell T & T plc
17.05.05	Rule 8 disclosure - Shell T & T plc
18.05.05	Rule 8 disclosure - Ulster Television
18.05.05	Rule 8 disclosure - Allied Domecq plc
18.05.05	Rule 8 disclosure - Shell Transport
19.05.05	Director Shareholding - HBOS Sharesave Plan
19.05.05	Rule 8 disclosure - Allied Domecq plc
19.05.05	Rule 8 disclosure - Shell T & T plc
20.05.05	Rule 8 disclosure - Allied Domecq plc
20.05.05	Rule 8 disclosure - Shell T & T plc
20.05.05	Director Shareholding - Bank of Scotland SAYE
23.05.05	Rule 8 disclosure - Shell T & T plc
23.05.05	Rule 8 disclosure - Allied Domecq plc
24.05.05	Rule 8 disclosure - Allied Domecq plc
24.05.05	Rule 8 disclosure - Shell T & T plc
25.05.05	Transaction in Own Shares
25.05.05	Director Shareholding - HBOS Employee Trust Limited
25.05.05	Rule 8 disclosure - Allied Domecq plc
25.05.05	Rule 8 disclosure - Shell T & T plc
26.05.05	Transaction in Own Shares
26.05.05	Rule 8 disclosure - Allied Domecq plc
26.05.05	Rule 8 disclosure - Shell T & T plc
26.05.05	Director Shareholding - BoS SAYE
27.05.05	Transaction in Own Shares
27.05.05	Rule 8 disclosure - Allied Domecq plc
27.05.05	Rule 8 disclosure - Shell T & T plc
31.05.05	Rule 8 disclosure - Allied Domecq plc
31.05.05	Rule 8 disclosure - Shell T & T

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s – Return of Allotment of	12,773 Shares registered on 03.05.05
1 Form 88(2)'s – Return of Allotment of	22,547 Shares registered on 04.05.05
1 Form 88(2)'s – Return of Allotment of	13,244 Shares registered on 05.05.05
1 Form 88(2)'s – Return of Allotment of	15,516 Shares registered on 06.05.05
1 Form 88(2)'s – Return of Allotment of	19,496 Shares registered on 09.05.05
1 Form 88(2)'s – Return of Allotment of	66,660 Shares registered on 11.05.05
1 Form 88(2)'s – Return of Allotment of	43,436 Shares registered on 10.05.05
1 Form 88(2)'s – Return of Allotment of	40,196 Shares registered on 12.05.05
1 Form 88(2)'s – Return of Allotment of	32,812 Shares registered on 13.05.05
1 Form 88(2)'s – Return of Allotment of	18,528 Shares registered on 16.05.05
1 Form 88(2)'s – Return of Allotment of	33,927 Shares registered on 17.05.05
1 Form 88(2)'s – Return of Allotment of	44,792 Shares registered on 18.05.05
1 Form 88(2)'s – Return of Allotment of	53,005 Shares registered on 19.05.05
1 Form 88(2)'s – Return of Allotment of	56,106 Shares registered on 20.05.05
1 Form 88(2)'s – Return of Allotment of	96,530 Shares registered on 23.05.05
1 Form 88(2)'s – Return of Allotment of	310,602 Shares registered on 24.05.05
1 Form 88(2)'s – Return of Allotment of	275,099 Shares registered on 25.05.05

1 Form 88(2)'s – Return of Allotment of 342,889 Shares registered on 26.05.05
1 Form 88(2)'s – Return of Allotment of 276,003 Shares registered on 27.05.05
1 Form 88(2)'s – Return of Allotment of 216,421 Shares registered on 31.05.05

Forms 169

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 03.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 04.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 09.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 10.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 12.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 13.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 16.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 27.05.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 31.05.05

Miscellaneous

04.05.05 - Memorandum and Articles of Association
05.05.05 - Director resignation form 288b
05.05.05 - Form 123 Notice of Increase in Authorised Capital
10.05.05 - Group of Companies accounts made up to 31.12.05
13.05.05 - Annual Return made up to 03.05.05.
13.05.05 - Listing Particulars (x2)

Please also find enclosed the following filings from March/April that were omitted from previous filings in error - our apologies for this omission.

Forms 169 for March/April

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 01.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 04.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 05.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 06.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 08.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 12.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 15.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 20.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 21.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 22.04.05
Form 169(A2) - Return by a PLC - Cancellation of Treasury shares dated 24.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 25.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 26.04.05
Form 169(A2) - Return by a PLC - Cancellation of Treasury shares dated 26.04.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 07.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 07.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 07.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 17.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 21.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 22.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 23.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 24.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 29.03.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 31.03.05

Miscellaneous (April)

27.04.05 - Certified copy of AGM Resolutions
07.04.05 - Director resignation Form 288b

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully



Kenny Melville
Company Secretarial Manager

BLUEPRINT OneWorld

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number SC218813

Company Name in full HBOS plc

Date of this return
The information in this return is made up to

Day		Month		Year			
0	3	0	5	2	0	0	5

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day		Month		Year			

Registered Office
Show here the address **at the date of this return.**

The Mound

*Any change of registered office **must** be notified on form 287.*

Post town: EDINBURGH

County / Region:

UK Postcode: EH1 1YZ

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.



When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Computershare Investor Services PLC, Lochside House,
7 Lochside Avenue, Edinburgh Park

Post town: Edinburgh

County / Region: UK Postcode: EH12 9DJ

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town:

County / Region: UK Postcode:

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title: Mr

Forename(s): Harold Francis

Surname: Baines

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address

Saxby, 20 Westminster Road, Ellesmere Park, Monton

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Manchester

County / Region: UK Postcode: M30 9EB

Country:



Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: SIR

Date of birth (Day Month Year): 21 08 1940

Forename(s): Ronald

Surname: Garrick

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Turnberry, 14 Roddinghead Road, Giffnock

Post town: Glasgow

County / Region:

UK Postcode: G46 6TN

Country:

Nationality: British

Business occupation: Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Mr

Date of birth (Day Month Year): 23 07 1947

Forename(s): Anthony John

Surname: Hobson

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Thatch End, The Warren, East Horsley

Post town: Leatherhead

County / Region: Surrey

UK Postcode: KT24 5RH

Country:

Nationality: British

Business occupation: Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title: Ms

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 2 1 0 7 1 9 6 4

Forename(s): Coline Lucille

Surname: McConville

Address: 105 South Hill Park, Hampstead

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: LONDON

County / Region:

UK Postcode: NW3 2SP

Country:

Nationality: Australian

Business occupation: Director

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 1 4 0 3 1 9 5 6

Forename(s): James Robert

Surname: Crosby

Address: Flat 5, 56 Thistle Street

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Edinburgh

County / Region:

UK Postcode: EH2 1EN

Country:

Nationality: British

Business occupation: Chief Executive

Company No SC218813

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	2 1 1 1 1 9 6 4
Forename(s)	Charles William
Surname	Dunstone

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	71 Addison Road		
Post town	London		
County / Region		UK Postcode	W14 8EB
Country		**Nationality**	British
Business occupation	Director		

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	2 6 0 4 1 9 5 8
Forename(s)	Philip Andrew
Surname	Hodkinson

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	Lynden Manor, Langworthy Lane		
Post town	Holyport		
County / Region	Berkshire	UK Postcode	SL6 2HH
Country		**Nationality**	British
Business occupation	Company Director		

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Mr

Date of birth (Day Month Year): 2 1 0 1 1 9 6 7

Forename(s): Andrew Hedley

Surname: Hornby

Address: Rose Cottage, Back Street, Aldborough, Boroughbridge

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: York

County / Region:

UK Postcode: YO51 9EX

Country:

Nationality: British

Business occupation: Chief Executive Retail

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Mr.

Date of birth (Day Month Year): 1 0 0 4 1 9 4 9

Forename(s): Brian Gammell

Surname: Ivory

Address: 12 Ann Street

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Edinburgh

County / Region:

UK Postcode: EH4 1PJ

Country:

Nationality: British

Business occupation: Company Director

Company No SC218813

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	09 09 1950
Forename(s)	Colin
Surname	Matthew

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	Hailes Brae, 18 Spylaw Bank Road, Colinton		
Post town	Edinburgh		
County / Region	Midlothian	UK Postcode	EH13 0JW
Country		**Nationality**	British
Business occupation	Company Director		

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr.
Date of birth (Day Month Year)	07 04 1950
Forename(s)	George Edward
Surname	Mitchell

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	4B Essex Road		
Post town	Edinburgh		
County / Region		UK Postcode	EH4 6LE
Country		**Nationality**	British
Business occupation	Banker		

Company No SC218813

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	
Date of birth (Day Month Year)	22 06 1953
Forename(s)	Kathleen Anne
Surname	Nealon

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	23 Ashley Gardens, Ambrosden Avenue		
Post town	LONDON		
County / Region	England	UK Postcode	SW1P 1QD
Country	United Kingdom	**Nationality**	American
Business occupation	Company Director		

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	
Date of birth (Day Month Year)	24 03 1959
Forename(s)	David James Buchanan
Surname	Shearer

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	4 Westbourne Gardens		
Post town	Glasgow		
County / Region	Scotland	UK Postcode	G12 9XD
Country	United Kingdom	**Nationality**	British
Business occupation	Company Director		

Company No SC218813

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 19 07 1945

Forename(s): The Lord Stevenson of

Surname: Coddenham

Address: 32 Catherine Place

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: SW1E 6HL

Country:

Nationality: British

Business occupation: Management Consultant

* Voluntary details.

Name * Style / Title

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year):

Forename(s):

Surname:

Address:

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
See attached schedule		
Totals		

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	✔
A full list of shareholders is enclosed	☐	✔

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed  Date 11/05/2005.

† ~~a director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 4 continuation sheets. *(enter number)*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny melville, Company Secretarial Manager, HBOS plc

the Mound, Edinburgh, Midlothian

Tel 0131 243 5410

DX number DX exchange

BLUEPRINT OneWorld

Issued share capital
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Currency Euro

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
PREFERENCE	0	€0.00
Totals	0	0.00

BLUEPRINT
OneWorld

Issued share capital
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Currency Pounds Sterling

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)*
6.125% PREFERENCE	0	£0.00
7.754% NON-CUM PERPETUAL PREFS CLASS B	0	£0.00
8.117% NON-CUM PERPETUAL PREFS CLASS A	0	£0.00
9.25% PREFERENCE	300,000,000	£300,000,000.00
9.75% PREFERENCE	100,000,000	£100,000,000.00
ORDINARY	3,909,057,069	£977,264,267.25
PREFERENCE	0	£0.00
Totals	4,309,057,069	1,377,264,267.25




Issued share capital
Schedule to form 363a

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Currency US Dollar

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)*
Preference	0	US$0.00
Totals	0	0.00



List of past and present shareholders
Schedule to form 363a

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Register held at Computershare Address: Computershare Investor Services plc, PO Box8, The Pavillions, Bridgewater Road, Bristol UK postcode: BS99 7NH	£1.00 9.25% PREFERENCE 300,000,000		
Name: Register held at Computershare Address: Computershare Investor Services plc, PO Box8, The Pavillions, Bridgewater Road, Bristol UK postcode: BS99 7NH	£1.00 9.75% PREFERENCE 100,000,000		
Name: Register held at Computershare Address: Computershare Investor Services plc, PO Box8, The Pavillions, Bridgewater Road, Bristol UK postcode: BS99 7NH	£0.25 ORDINARY 3,909,057,069		


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury


FIFTEEN THOUSAND POUNDS
A
21
4
05


THOUSAND POUNDS
A
21
4
05

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	461,000		
Date(s) shares delivered to the company	01/04/2005		
For each share: Nominal value	25p		
Maximum price paid	825.402p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 3,805,103.22

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 19,030.00


TWO THOUSAND POUNDS
A
21
4
05


FIFTEEN POUNDS
E
21
4
05


FIFTEEN POUNDS
E
21
4
05

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed Lyoanne W Black **Date** 4/4/05

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number
DX exchange

Companies House receipt date barcode

This form has been provided free of charge

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff


Companies House
— for the record —

169(1B)




Return by a public company purchasing its own shares for holding in treasury



CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc



PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	04/04/2005		
For each share:			
Nominal value	25p		
Maximum price paid	829.4988p		
Minimum price paid			




Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 4,147,494.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 20,740.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed Lyzanne W Black Date 4\4\05

(**a ~~director~~ / Deputy Secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury



CHWP000

Please do not write in the space below. For Inland Revenue use only

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly, in black type or bold block lettering



Company Number SC218813

Company Name in full HBOS plc



PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	05/04/2005		

For each share:

Nominal value	25p		
Maximum price paid	834.4096p		
Minimum price paid			



Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985



The aggregate amount paid by the company for the shares to which this return relates was: £ 8,344,096.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 41,725.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			



**Delete as appropriate

Signed [signature] **Date** 4\4\05

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



Companies House receipt date barcode

This form has been provided free of charge



When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff



Companies House
— for the record —

169(1B)



Return by a public company purchasing its own shares for holding in treasury



CHWP000

Please complete legibly, in black type or bold block lettering



Note: this return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company



Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985



Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only









Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	2,000,000		
Date(s) shares delivered to the company	06/04/2005		
For each share:			
Nominal value	25p		
Maximum price paid	827.7458p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 16,554,916.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 82,775.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 4/4/05

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB



Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985



Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering



Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.



Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985



Company Number	SC218813
Company Name in full	HBOS plc







PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	275,000		
Date(s) shares delivered to the company	08/04/2005		

For each share:

Nominal value	25p		
Maximum price paid	820.4p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 2,256,100.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 11,285.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 6/4/5

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~) Deputy

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or



Companies House
— for the record —

169(1B)






Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	420,000		
Date(s) shares delivered to the company	12/04/2005		
For each share: Nominal value	25p		
Maximum price paid	824.4481p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 3,462,682.02

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 17,315.00

TR(POS)

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 12/4/5

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03



Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.






Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	417,000		
Date(s) shares delivered to the company	15/04/2005		
For each share: Nominal value	25p		
Maximum price paid	825.501p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 3,442,339.17

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 17,215.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed Lyonne [signature] Date 18/4/05

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House — for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be qualifying shares as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	20/04/2005		
For each share: Nominal value	25p		
Maximum price paid	822.8418p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 8,228,418.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 41,145.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 18/4/05

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03



Companies House

— for the record —

169(1B)



Return by a public company purchasing its own shares for holding in treasury







CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	21/04/2005		
For each share: Nominal value	25p		
Maximum price paid	801.2645p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 4,006,322.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 20,035.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 19\4\05

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



Companies House

— for the record —

169(1B)





Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.





Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	428,000		
Date(s) shares delivered to the company	22/04/2005		
For each share: Nominal value	25p		
Maximum price paid	804.2351p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 3,442,126.23

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 17,215.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed Lysanne Black **Date** 20/4/05

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



Companies House

— for the record —

£46,665 12/5/05

169(1B)

Return by a public company purchasing its own shares for holding in treasury




Pursuant to section 169(1B) of the Companies Act 1985

CHWP000

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number: SC218813

Company Name in full: HBOS plc




Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	1,168,000		
Date(s) shares delivered to the company	25/04/2005		




For each share:

Nominal value	25p		
Maximum price paid	798.9901p		
Minimum price paid			




The aggregate amount paid by the company for the shares to which this return relates was: £ 9,332,204.37

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 46,665.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 21/4/05

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury



CHWP000





Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, in black type or bold block lettering

Company Number: SC218813

Company Name in full: HBOS plc





PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be qualifying shares as defined by section 162(4) of the Companies Act 1985

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	1,125,000		
Date(s) shares delivered to the company	26/04/2005		

For each share:

Nominal value	25p		
Maximum price paid	796.2234p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 8,957,513.25

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 44,790.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Date 26/4/5

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver) — "a director" struck through, "deputy" handwritten

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



Companies House
— for the record —


169(1B)

Return by a public company purchasing its own shares for holding in treasury



Please complete legibly in black type or bold block lettering

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered

Company Shares held in treasury must be qualifying shares as defined by section 162(4) of the Companies Act 1985

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	2,500,000		
Date(s) shares delivered to the company	07/03/2005		
For each share:			
Nominal value	25p		
Maximum price paid	833.3437p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 20,833,592.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 104,170.00

TR|POS
18/3/05

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed Lynne W Black Date 16/03/05

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number: SC218813

Company Name in full: HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	1,750,000		
Date(s) shares delivered to the company	07/03/2005		
For each share: Nominal value	25p		
Maximum price paid	830.685714p		
Minimum price paid			

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 14,537,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 72,685.00 TR

POS 18/3/05

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed: Lyanne W Black Date: 16\03\05

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Please complete legibly in black type or bold black lettering

Note
This return must be delivered to ... within a period of ... days beginning with ... shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	50,000		
Date(s) shares delivered to the company	07/03/2005		
For each share: Nominal value	25p		
Maximum price paid	830.0p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 415,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 2,075.00

TR/POS
NC 18/3/05

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed Lynne W Black **Date** 16/03/05

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete in typescript, or in bold black capitals.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	650,000		
Date(s) shares delivered to the company	17/03/2005		
For each share: Nominal value	25p		
Maximum price paid	8.40269231p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,461,750.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 27,310.00

TR | POS 18/3/05

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed Joanne O'Black **Date** 16/03/05

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —


169(1B)
Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number: SC218813

Company Name in full: HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	2,400,000		
Date(s) shares delivered to the company	21/03/2005		

For each share:

Nominal value	25p		
Maximum price paid	8.28744792p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 19,889,875.01

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 99,450.00

POS
29/3/05

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed Lyanne W Black **Date** 17/3/05

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



Companies House

— for the record —

169(1B)



Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only







Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,250,000		
Date(s) shares delivered to the company	22/03/2005		
For each share:			
Nominal value	25p		
Maximum price paid	8.164p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 10,205,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 51,025.00

TR | POS
KQ
29/3/05

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 22/3/5

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number | DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985



Please do not write in the space below. For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	750,000		
Date(s) shares delivered to the company	23/03/2005		
For each share: Nominal value	25p		
Maximum price paid	8.146p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 6,109,500.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 30,550.00

TR | POS 30/3/05

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed [signature] **Date** 22/3/5

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~) DEPUTY

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



Companies House
— for the record —

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

CHWP000

Pursuant to section 169A(2) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc



TE
P25
ECP
1114

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares cancelled	10,000,000		
Nominal value of each share	25p		
Date(s) shares were cancelled	24/03/2005		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*			
Number of shares sold or transferred			
Nominal value of each share			
Date(s) shares were sold or transferred			

**Delete as appropriate

Signed Lynn M Black **Date** 24/03/05

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.



FIVE THOUSAND POUNDS



FIVE THOUSAND POUNDS



ONE HUNDRED POUNDS



SEVENTY FIVE POUNDS

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	250,000		
Date(s) shares delivered to the company	24/03/2005		
For each share: Nominal value	25p		
Maximum price paid	8.13925p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 2,034.812.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 10,175.00

TR | 005

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 23/3/5

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House — for the record —

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

CHWP000

Pursuant to section 169A(2) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

Please do not write in the space below. For Inland Revenue use only.



TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares cancelled	10,000,000		
Nominal value of each share	25p		
Date(s) shares were cancelled	26/04/2005		

Note
This return must be [de]livered to [the] Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies [Act] 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*			
Number of shares sold or transferred			
Nominal value of each share			
Date(s) shares were sold or transferred			

**Delete as appropriate

Signed [signature] **Date** 26/4/5

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	2,517,000		
Date(s) shares delivered to the company	29/03/2005		
For each share: Nominal value	25p		
Maximum price paid	8.14725665p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 20,506,644.99

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 102,535.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed [signature] **Date** 23/3/5

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03



Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury


FIVE THOUSAND POUNDS


FIVE THOUSAND POUNDS

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc


FIVE THOUSAND POUNDS

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	31/03/2005		
For each share:			
Nominal value	25p		
Maximum price paid	8.16375p		
Minimum price paid			


FIVE THOUSAND POUNDS

The aggregate amount paid by the company for the shares to which this return relates was: £ 4,081,875.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 20,410.00


TWO HUNDRED POUNDS

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			


TWO HUNDRED POUNDS


TEN POUNDS

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Signed [signature] **Date** 29\03\05

**Delete as appropriate

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

BLUEPRINT OneWorld

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

	Day	Month	Year
Date of termination of appointment	27	04	2005

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr. * Honours etc: CA MBA

Please insert details as previously notified to Companies House.

Forename(s): John Neil

Surname: Maclean

	Day	Month	Year
† Date of Birth	19	01	1944

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 03/05/2005

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Kenny Melville, Company Secretarial Manager, HBOS plc, The Mound, Edinburgh, Midlothian, EH1 1YZ

Tel Tel: 0131 243 5410
Fax: 0131 243 5516

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

No SC218813


SCT SC0114ZN 1510
COMPANIES HOUSE 04/05/05

The Companies Act 1985

Public Company Limited by Shares

Resolutions of HBOS plc (the 'Company')

The following resolutions of the Company were passed following the Annual General Meeting of the Company held on 27 April 2005 at the Edinburgh International Conference Centre, Morrison Street, Edinburgh, EH3 8EE in accordance with the Articles of Association of the Company.

Special Resolutions

1. THAT:

(a) the Directors be empowered to allot equity securities (as defined in section 94 of the Companies Act 1985 (the 'Act')), entirely paid for in cash:

    (i) of an unlimited amount in connection with a rights issue (as defined in Article 21.7); and
    (ii) in addition, of an aggregate nominal amount up to £49,080,217

    free of the restrictions in section 89(1) of the Act;

(b) this power shall expire on the date of the Annual General Meeting in 2006 or, if earlier, on 12 June 2006 and is in substitution for all previous such powers, which shall cease to have effect from the date of this resolution, without affecting the validity of any allotment of securities already made under them;

(c) during such period the Directors can make offers and enter into agreements which would, or might, require equity securities to be allotted after the expiry of such period;

(d) in working out the maximum amount of equity securities for the purposes of paragraph (a) (ii) of this resolution, the nominal value of rights to subscribe for shares or to convert any securities into shares will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place; and

(e) for the purposes of this resolution:

    (i) references (except in paragraph (e) (ii) below) to an allotment of equity securities shall include a sale of treasury shares; and

    (ii) the power in paragraph (a) above, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority under section 80 of the

Act conferred by Article 21 of the Articles of Association of the Company.

2. THAT:

the Company be and is hereby unconditionally and generally authorised for the purposes of section 166 of the Companies Act 1985 (the 'Act') to make market purchases (as defined in section 163 of the Act) of ordinary shares of the Company and, where shares are held as treasury shares, to use them, inter alia, for the purposes of employee share plans operated by the Company, provided that:

(a) the maximum number of shares which may be purchased is 392,565,936;

(b) the minimum price which may be paid is the 25p nominal value of each share;

(c) the maximum price which may be paid for a share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2006 or, if earlier, 27 July 2006 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

3. THAT:

(a) the authorised share capital of the Company be increased from £3,889,000,000, €1,500,000,000 and US$2,500,000,000 to £4,685,000,000, €3,000,000,000 and US$4,500,000,000 by the creation of an additional 796,000,000 preference shares of £1 each, 1,500,000,000 preference shares of €1 each and 2,000,000,000 preference shares of US$1 each;

(b) in addition, and without prejudice to the existing powers of the Directors to allot relevant securities, the Directors be generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to exercise for the period beginning on the date of this resolution and ending on the date of the Company's Annual General Meeting in 2006 or, if earlier, on 12 June 2006, all the powers of the Company to allot relevant securities (as defined in that Act) up to the aggregate nominal amount of £796,000,000, €1,500,000,000 and US$2,000,000,000.

....

Robert Moorhouse, Deputy Secretary

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you should seek your own personal financial advice immediately from your stockbroker, bank, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or otherwise from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Halifax Preference Shares, please send this document and the other enclosed documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

A copy of this document, which comprises listing particulars relating to HBOS as required by the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in Scotland for registration in accordance with section 83 of that Act.

The Directors of HBOS, whose names appear on page 4 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Application has been made to the UK Listing Authority and to the London Stock Exchange respectively for admission of all the New HBOS Preference Shares to be issued: (i) to the Official List; and (ii) to the London Stock Exchange's market for listed securities (together "Admission"). Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitutes admission to official listing on a stock exchange. It is expected that Admission of the New HBOS Preference Shares issued under the Scheme will become effective and that dealings in them on the London Stock Exchange will commence at 8:00 a.m. on 24 June 2005.


HBOS plc

(Incorporated and registered in Scotland under the Companies Act 1985 with registered number SC 218813)

Listing Particulars

in respect of an issue of 198,065,600

6.475 per cent. Non-Cumulative New HBOS Preference Shares of £1 each and admission to listing on the Official List and to trading on the London Stock Exchange

Sponsored by JPMorgan Cazenove Limited

JPMorgan Cazenove Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for HBOS and Halifax and no one else in connection with the Scheme, and JPMorgan Cazenove Limited will not be responsible to anyone other than HBOS or Halifax for providing the protections afforded to its customers nor for providing advice to any other person in connection with the listing of the New HBOS Preference Shares or any other matter referred to in this document.

The New HBOS Preference Shares have not been marketed to and are not available for purchase, in whole or in part, by the public in the United Kingdom or elsewhere in connection with their admission to the Official List. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in HBOS.

This document has been prepared for the purpose of complying with English law, and the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any jurisdiction outside the United Kingdom.

The New HBOS Preference Shares to be issued under the Scheme will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof. Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the New HBOS Preference Shares or passed upon the adequacy of this document, the Scheme Circular or any of the accompanying documents. Any representation to the contrary is a criminal offence in the United States.

This document has been prepared on the assumption that the Scheme will be implemented in accordance with its terms.

The date of this document is 28 April 2005.

IMPORTANT NOTICE

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of any offer to buy any securities pursuant to the document or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

The statements contained herein are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. The UK Listing Authority must however be advised immediately and supplementary listing particulars prepared if at any time following formal approval of this document by the UK Listing Authority and before dealings in the New HBOS Preference Shares commence, if HBOS becomes aware that there has been a significant change affecting any matter contained herein or a new significant matter has arisen, the inclusion of information in respect of which would have been required to be mentioned in this document if it had arisen at the time of its preparation. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of HBOS except where otherwise stated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of HBOS and certain plans and objectives of the Board of HBOS. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "will", "may", "should", "would", "could" or other words of similar meaning. These statements are based on assumptions and assessments made by the Board of HBOS in light of their experience and their perception of historical trends, current conditions, expected future developments and other facts they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this document could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.

Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.

TABLE OF CONTENTS

DIRECTORS, COMPANY SECRETARY AND ADVISERS

Board of Directors	James Robert Crosby	Chief Executive
	Charles William Dunstone	Non-executive Director
	Sir Ronald Garrick	Non-executive Deputy Chairman
	Anthony John Hobson	Non-executive Director
	Philip Andrew Hodkinson	Group Finance Director and Chief Executive, Insurance and Investment Division
	Andrew Hedley Hornby	Chief Executive, Retail Division
	Brian Gammell Ivory	Non-executive Director
	Colin Matthew	Chief Executive, Strategy and International Operations
	Coline Lucille McConville	Non-executive Director
	George Edward Mitchell	Chief Executive Corporate Division
	Kathleen Anne Nealon	Non-executive Director
	David James Buchanan Shearer	Non-executive Director
	Dennis Stevenson	Chairman
	all of: The Mound, Edinburgh, EH1 1YZ, United Kingdom	
Company Secretary	Harold Francis Baines	
Registered and Head Office	The Mound Edinburgh EH1 1YZ United Kingdom	
Sponsor	**JPMorgan Cazenove Limited** 20 Moorgate London EC2R 6DA United Kingdom	
Auditors and Reporting Accountants	**KPMG Audit Plc** Saltire Court 20 Castle Terrace Edinburgh EH1 2EG United Kingdom	
Legal Advisers as to English Law	**Linklaters** One Silk Street London EC2Y 8HQ United Kingdom	
Registrars	**Computershare Investor Services PLC** PO Box 82 The Pavilions Bridgwater Road Bristol BS99 7NH United Kingdom	

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

New HBOS Preference Shares will be issued to Halifax Preference Shareholders in connection with the Scheme. Completion of the Scheme is subject to a number of conditions, including approval of the Scheme by Halifax Preference Shareholders at the Court Meeting and by Halifax shareholders at the Extraordinary General Meeting, both of which are scheduled to take place on 6 June 2005, and Court approval of the Scheme.

The following is the expected timetable of the principal events connected with the Scheme:

	2005
Latest time for receipt of:	
– HBOS Shareholder Account Voting Forms for the Court Meeting (Voting Form COURT/HBOS) and the Extraordinary General Meeting (Voting Form EGM/HBOS)	10:00 a.m. on 3 June
– Halifax Share Dealing Service Voting Forms for the Court Meeting (Voting Form COURT/HSDS) and the Extraordinary General Meeting (Voting Form EGM/HSDS)	10:00 a.m. on 3 June
– Form of Proxy for the Court Meeting[1] (Form of Proxy COURT)	10:00 a.m. on 4 June
– Form of Proxy for the Extraordinary General Meeting (Form of Proxy EGM)	10:10 a.m. on 4 June
Voting Record Time for the Court Meeting[2]	10:00 a.m. on 4 June
Voting Record Time for the Extraordinary General Meeting[2]	10:10 a.m. on 4 June
Court Meeting	10:00 a.m. on 6 June
Extraordinary General Meeting[3]	10:10 a.m. on 6 June
Court Hearing of the petition to sanction the Scheme	23 June
Last day of dealings in Halifax Preference Shares[4]	23 June
Scheme Record Time[4]	6:00 p.m. on 23 June
Scheme Effective Date[4]	24 June
Dealings in New HBOS Preference Shares commence on the London Stock Exchange[5]	8:00 a.m. on 24 June
Crediting of New HBOS Preference Shares issued under the Scheme to CREST accounts[5]	24 June
Despatch of share certificates for New HBOS Preference Shares[5]	By 4 July

Notes:

(1) If the Form of Proxy for the Court Meeting is not returned by this time, it may be handed to the Chairman of the Court Meeting at the Meeting.

(2) If the Court Meeting or the Extraordinary General Meeting is adjourned, the Voting Record Time for the adjourned meeting will be 48 hours before the start of the adjourned meeting.

(3) To begin at the time fixed or, if later, immediately following the end of the Court Meeting.

(4) These dates are indicative only and will depend, amongst other things, on the date upon which the Court sanctions the Scheme.

(5) These dates are indicative only and will depend, amongst other things, on the date the Scheme becomes effective.

All references in this document to times are to London time.

The dates given are based on HBOS's current expectations and may be subject to change. In particular, certain Court dates are subject to confirmation by the Court.

PART 1: AN EXPLANATION OF THE REASONS FOR THE ISSUE OF NEW HBOS PREFERENCE SHARES

1. Introduction

HBOS announced on 16 November 2004 its intention to implement a corporate restructuring which will, amongst other things, involve the transfer, in due course, of the business of Halifax to the Bank of Scotland which will be implemented after the passing of a private Act of Parliament (the "Transfer"). The Transfer will merge the businesses of the four subsidiaries of HBOS which currently hold banking licences in the UK (the Bank of Scotland, Halifax, Capital Bank plc and HBOS Treasury Services plc).

This will reduce the cost and regulatory and administrative burden on the HBOS Group, as all its banking businesses will be combined within the Bank of Scotland. The Transfer will also facilitate the efficient management of capital within the HBOS Group as Halifax, Capital Bank plc and HBOS Treasury Services plc will no longer need to comply with their own separate capital adequacy requirements. Following the Transfer, Halifax will not have assets or income with which to service the dividend and capital entitlements of the Halifax Preference Shares.

For these reasons, the directors of HBOS and Halifax believe it is right that the capital structure of Halifax should now be reorganised by cancelling the Halifax Preference Shares in exchange for the issue by HBOS to Halifax Preference Shareholders of New HBOS Preference Shares by means of a scheme of arrangement under section 425 of the Companies Act (the "Scheme").

Under the Scheme, Halifax Preference Shares in existence at the Scheme Record Time will be cancelled. In return for this cancellation, Halifax Preference Shareholders who are on the register of Halifax at the Scheme Record Time will receive:

For each Halifax Preference Share held at the Scheme Record Time	**One New HBOS Preference Share**

If the Scheme becomes effective, Halifax will pay in full, to Halifax Preference Shareholders on the register at the Scheme Record Time, their pro rata entitlement to a dividend on their Halifax Preference Shares. The dividend will be payable on the Halifax Preference Shares from 15 March 2005 (the most recent dividend payment date on the Halifax Preference Shares) to (but excluding) the Effective Date and will be paid by Halifax to Halifax Preference Shareholders on or before 4 July 2005.

The Scheme Record Time is expected to be 6:00 p.m. on 23 June 2005. The Scheme is subject to certain conditions, including the approval of the Scheme by Halifax Preference Shareholders at the Court Meeting and by Halifax shareholders at the Extraordinary General Meeting, both of which are scheduled to take place on 6 June 2005, and Court approval of the Scheme.

Under the Scheme:

(a) the Halifax Preference Shares will be cancelled and, following the cancellation, the issued share capital of Halifax will be restored to its former amount by capitalising the reserve arising on the cancellation and applying it to pay up new preference shares in Halifax, of an equivalent nominal amount to those cancelled, which will be allotted and issued credited as fully paid to HBOS and/or its nominee(s); and

(b) in consideration for the issue of the shares to HBOS referred to in (a) above, HBOS will allot one New HBOS Preference Share to former Halifax Preference Shareholders, credited as fully paid, for every one Halifax Preference Share cancelled.

As a result of the Scheme, HBOS will own the entire issued share capital of Halifax.

HBOS will not receive any proceeds from the issue of the New HBOS Preference Shares.

The first dividend period of the New HBOS Preference Shares will run from (and including) the Effective Date, being the date of issue of the New HBOS Preference Shares, to (but excluding) 15 September 2005. The first payment of the dividend on the New HBOS Preference Shares at a rate of 6.475 per cent. per annum is expected to be made on 15 September 2005. After this first dividend period, holders of the New HBOS Preference Shares will receive their dividends on the New HBOS Preference Shares in equal half-yearly instalments in arrear on 15 March and 15 September (or, if any such date is not a Business Day, on the next succeeding Business Day), just as dividends have been received on the Halifax Preference Shares.

2. Admission and dealings

Application has been made to the UK Listing Authority for 198,065,600 New HBOS Preference Shares to be admitted to the Official List and for such shares to be admitted to trading on the London Stock Exchange. The last day of dealings in Halifax Preference Shares is expected to be 23 June 2005. Admission of the New HBOS Preference Shares to the Official List will become effective and trading in the New HBOS Preference Shares is expected to commence at 8:00 a.m. on 24 June 2005.

New HBOS Preference Shares can be held in certificated or uncertificated form. On the Effective Date, share certificates for the Halifax Preference Shares will cease to be valid and, with respect to the Halifax Preference Shares held in uncertificated form, CRESTCo will be instructed to cancel the entitlements of the relevant Halifax Preference Shareholders with respect to those Halifax Preference Shares.

It is expected that certificates for New HBOS Preference Shares will be posted on 30 June 2005 and it is expected that New HBOS Preference Shares will be credited to CREST accounts on 24 June 2005.

Pending the despatch of certificates for New HBOS Preference Shares, transfers of New HBOS Preference Shares in certificated form will be certified against the share register of HBOS. Temporary documents of title in relation to New HBOS Preference Shares in certificated form will not be issued.

All documents, certificates or other communications sent by or to shareholders will be sent at their own risk and will be sent by post.

All mandates relating to payment of dividends on Halifax Preference Shares, all instructions relating to Halifax dividends and all instructions given to Halifax in relation to notices and other communications in force immediately prior to the Effective Date will be, unless and until revoked or varied, deemed as from the Effective Date to be valid and effective mandates or instructions to HBOS in relation to the corresponding holdings of New HBOS Preference Shares.

3. Overseas Shareholders

The implications of the Scheme for Overseas Shareholders may be affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Shareholder to satisfy himself or herself as to the full observance of the laws of all relevant jurisdictions in connection with the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdictions.

In any case where HBOS is advised that the allotment and the issue of New HBOS Preference Shares to a Halifax Preference Shareholder with a registered address in a jurisdiction outside the United Kingdom would or may infringe the laws of such jurisdiction or necessitate compliance with any special requirement with which HBOS is unable to comply, or compliance with which HBOS regards as unduly onerous, the Scheme provides that HBOS may in its sole discretion determine either: (i) that the holder's entitlement to New HBOS Preference Shares shall be issued to a nominee for such holder appointed by HBOS and then sold with the gross proceeds being remitted to the holder concerned; or (ii) that the holder's entitlement to New HBOS Preference Shares pursuant to the Scheme shall be issued to such holder and then sold on his behalf as soon as is reasonably practicable at the best price which can be reasonably obtained at the time of sale, with the net proceeds of sale being remitted to the holder.

This document has been prepared for the purposes of complying with English law and the rules of the UK Listing Authority and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

The New HBOS Preference Shares to be issued to Halifax Preference Shareholders under the Scheme will not be registered under the Securities Act, in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof. New HBOS Preference Shares issued to a Halifax Preference Shareholder who is neither an affiliate, for the purposes of the Securities Act, of any party to the Scheme prior to implementation of the Scheme, nor an affiliate of HBOS after implementation of the Scheme may be sold without restriction under the Securities Act. Halifax Preference Shareholders who are affiliates of any party to the Scheme prior to implementation of the Scheme, whether or not they are affiliates of HBOS after implementation of the Scheme, will be subject to timing, manner of sale and volume restrictions on the sale of New HBOS Preference Shares received upon implementation of the Scheme, in certain circumstances for a one-year period and in certain circumstances for a two-year period under Rule 145(d) under the Securities Act. For the purposes of the Securities Act, an "affiliate" of a company is any person that directly or indirectly controls, or is controlled by, or is under common control with, that company. The Securities Act would not generally restrict the sale of New HBOS Preference Shares on the London Stock Exchange provided that the sale has not been pre-arranged with a buyer in the United States. Halifax Preference Shareholders who believe they may be affiliates for the purposes of the Securities Act should consult their own legal advisers.

For the purpose of qualifying for the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof with respect to the New HBOS Preference Shares issued under the Scheme (as described above), Halifax will advise the Court that its sanctioning of the Scheme following a Court Hearing will be relied upon by HBOS as an approval of the Scheme and of its fairness to Halifax Preference Shareholders, at which Court Hearing all Halifax Preference Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such holders.

Neither the SEC nor any state securities commission has approved or disapproved the New HBOS Preference Shares or passed upon the adequacy of this document or the Scheme Circular. Any representation to the contrary is a criminal offence in the United States.

This document represents the listing particulars of HBOS relating to the New HBOS Preference Shares to be issued pursuant to the Scheme.

PART 2: INFORMATION ON HBOS

1. HBOS

HBOS is the holding company of the HBOS Group. HBOS has four direct subsidiaries: Halifax, the Bank of Scotland, HBOS Insurance & Investment Group Limited and Halifax Share Dealing Limited. The principal subsidiary undertakings of Halifax, the Bank of Scotland and HBOS Insurance & Investment Group Limited are: Bank of Western Australia Limited, Capital Bank plc, Clerical Medical Investment Group Limited, Halifax General Insurance Services Limited, Halifax Investment Fund Managers Limited, Halifax Life Limited, HBOS Treasury Services plc, Insight Investment Management Limited, St Andrews' Insurance plc, HBOS Australia Pty Ltd, Bank of Scotland (Ireland) Limited and St James's Place Capital plc. HBOS now has over 20 million customers. It is the largest mortgage and savings provider as well as a major player in the provision of new current accounts and credit cards in the UK.

2. HBOS Group Business Overview

The HBOS Group is a diversified financial services group engaged in a range of banking, insurance broking, financial services and finance-related activities throughout the UK and internationally.

The HBOS Group's products and services can be categorised into the following business divisions:

- Retail;
- Corporate and Treasury;
- Insurance and Investment; and
- Strategy and International Operations.

2.1 Retail

Retail provides a full range of financial services to over 20 million customers through the broadest distribution base of any UK retail bank (ranging from branches to direct mail, telephone and internet services). It offers an extensive range of multi-branded products which include personal and business banking, savings and long-term investments, mortgages, personal loans and credit cards.

As at 31 December 2004, the HBOS Group was the largest retail mortgage provider in the UK, with a market share of residential mortgages of 22 per cent., with balances of £193 billion, and held savings and banking balances of £126 billion. One in five mortgages in the UK are provided by Retail under five mortgage brands: Halifax, the Bank of Scotland, Intelligent Finance, Birmingham Midshires and The Mortgage Business.

2.2 Corporate and Treasury

Corporate provides a full range of banking services to the corporate and business sector. Its principal market is medium-sized and large-sized businesses (typically those with an annual turnover in excess of £1 million). The division comprises a number of relationship banking and specialist lending teams with responsibilities including working capital finance, term loans, asset finance, motor finance, multi-currency loans and deposits, project and specialist finance, acquisition finance and syndicated lending. The key objective of these teams is to expand and strengthen the HBOS Group's corporate market share by pursuing a relationship and partnership driven approach and delivering specialist services to existing and new customers.

The HBOS Group employed over 8,000 staff in the Corporate Division worldwide, including operations across the UK, with international operations in New York City, Chicago, Houston, Los Angeles, Boston, Seattle, Minneapolis, Paris, Frankfurt, Amsterdam and Madrid, as at 31 December 2004.

Treasury is the centralised treasury for the HBOS Group. It provides and manages prudential and regulatory liquidity and wholesale multi-currency funding for the HBOS Group. It arranges the HBOS Group's debt capital issuance and asset securitisation programmes and also serves customers of the HBOS Group by developing risk management solutions tailored to customers' needs and by providing a range of treasury services.

2.3 Insurance and Investment

The Insurance and Investment Division comprises three different operating businesses: HBOS Financial Services, HBOS General Insurance and Insight Investment. The businesses of St James's Place Capital plc,

esure and First Alternative also come within the division's ambit. These are not wholly-owned subsidiaries of the HBOS Group, but are run on an autonomous basis and subject to joint venture or relationship agreements. Products offered by these companies include savings, investments and pensions, life, household, travel and motor insurance, as well as fund management. Products are distributed through a number of different channels, including branches, independent financial advisers and telephone and internet sales.

2.4 Strategy and International Operations

Strategy and International Operations is responsible for the development of the HBOS Group's strategic direction (including mergers and acquisitions ("M&A") activity) and has divisional responsibility for the HBOS Group's main overseas interests in Australia and Ireland. It consists of the following teams: (i) Group Strategy and M&A, which assists the HBOS Group's executive in the development of HBOS Group strategy in the UK and overseas, and oversees the implementation of strategic initiatives, including M&A, that are controlled at Group level; (ii) International Operations, which has divisional responsibility for Bank of Scotland (Ireland) and HBOS Australia; (iii) Bank of Scotland (Ireland), which focuses on providing banking solutions to small and medium-sized enterprises in Ireland and is moving into retail products; (iv) HBOS Australia, a full service offering in Australia; and (v) Public Policy, which manages the Group's interface with external policy and regulatory bodies.

3. The Banking Market in the United Kingdom

The banking market in the UK is characterised by continuing structural change, which has increased competition in recent years from a variety of sources, including merged banks, demutualised life insurers and building societies and diversified consumer services companies.

In addition, the UK financial services industry has continued to attract new entrants, often well-established non-financial companies with large customer bases, or insurance companies. Technology has lowered many traditional barriers to such new entrants. For example, several supermarkets have started banks, generally as joint ventures with existing banks and life insurance companies, that provide certain banking products and services using new technology and their established brand names to reach existing customer bases. Sainsbury's Bank plc, in which HBOS has a 45 per cent. shareholding, is an example of such a "supermarket" bank.

As at 31 December 2004, HBOS had over 1,100 branches in the UK, through which banking services are offered. HBOS competes with UK clearing banks, through which other major international banks are also represented, with UK building societies and with other financial services providers.

The UK markets for HBOS's activities are characterised by intense competition. These are generally oversupplied markets, putting pressure on new business lending margins. HBOS has pursued a strategy based on delivering value and simplicity to customers combined with a disciplined approach to cost management, which, together with distribution power and efficiency gains, has achieved asset growth and increased net income.

4. Regulation and Supervision of Banking in the UK

The HBOS Group is subject to the banking regulation and supervisory regime in the United Kingdom. Responsibility for banking supervision rests with the Financial Services Authority ("FSA"). The FSA's powers and responsibilities are derived from the Financial Services and Markets Act 2000. The FSA has responsibility for: (i) regulating and authorising all businesses carrying on regulated activities in the UK (which currently includes all forms of deposit taking, investment activity, mortgages and general insurance business); (ii) regulating and authorising unit trusts and open-ended investment companies; and (iii) recognising and supervising markets and investment exchanges.

The FSA is required to observe and pursue four statutory objectives: (i) to maintain confidence in the UK financial system; (ii) to promote public understanding of the financial system; (iii) to secure the right degree of protection for consumers; and (iv) to reduce financial crime.

4.1 Banking supervision

Deposit taking business is a regulated activity under the Financial Services and Markets Act 2000. The FSA is broadly empowered to request information from and give directions to banks and also sets standards that serve as guidelines for banks under its supervision. Each bank is obliged to submit regular reports to the FSA which provide material for supervisory assessment. The approach adopted by the FSA in supervising banks is risk-based with the objectives of: (i) systematic assessment of whether a bank

meets the Financial Services and Markets Act 2000 authorisation criteria; (ii) understanding the quality of the management and the risks banks face; (iii) using appropriate supervisory tools to identify risks such as skilled persons' reports on internal controls; and (iv) allocating resources proportionate to risk by focusing on banks with a high risk profile.

Banks must report, and in some cases obtain consent for, large single exposures (consent being required for any single exposure exceeding 25 per cent. of a bank's capital) and large exposures to related borrowers. The FSA may also obtain independent confirmation from skilled persons as to the accuracy of accounting records and prudential returns, and the adequacy of internal controls.

4.2 Financial services supervision

The HBOS Group's business activities, such as advising on, dealing in or managing investments such as bonds, money market derivative products and equities and also the sale of personal financial services in investment fields, which the HBOS Group undertakes through its bank branches and other business channels (e.g. telephone and on-line banking), are regulated by the FSA.

Accordingly, HBOS Group companies carrying on these businesses are subject to the regulation of the FSA. The regulation of mortgages was introduced on 31 October 2004 for mortgages and mortgage advice, with general insurance coming under FSA regulation on 14 January 2005.

The FSA will be removing its "polarisation" rules (under which firms are required to decide whether to market the investment products of only one company or, alternatively, to become an independent intermediary to provide customers with impartial advice) and is currently consulting on detailed changes to disclosure requirements, in particular for fee and commission disclosure. The changes will allow the HBOS Group greater flexibility in its marketing arrangements, particularly with regard to marketing personal financial products across the HBOS Group.

With the advent of on-line banking facilities, the rules on financial promotion (that is, the communication in the course of business of an invitation or inducement to engage in investment activity) made under the Financial Services and Markets Act 2000, which are media neutral, apply to the internet as they would to other media, such as letter, fax or phone call.

4.3 Financial Services Compensation Scheme

The Financial Services and Markets Act 2000 introduced the Financial Services Compensation Scheme, which combines the functions of previous compensation schemes. Under this compensation scheme, deposit claimants will receive the first £2,000 of any claim in full, and 90 per cent. of the next £33,000, up to a maximum compensation figure of £31,700.

4.4 Capital adequacy

As at 31 December 2004, the banks within the HBOS Group met and exceeded the minimum capital requirements of the Basel Guidelines and the FSA relating to capital adequacy. It is anticipated that continued compliance with the Basel Guidelines and the FSA minimum capital requirements will not impede the development of the HBOS Group's activities.

It should be noted that the Basel Committee on Banking Supervision has issued a proposal for a new capital adequacy framework to replace the 1988 Basel Capital Accord. The new capital framework proposed consists of three "pillars": (i) minimum capital requirements; (ii) supervisory review of an institution's internal assessment process and capital adequacy; and (iii) effective use of disclosure to strengthen market discipline. The FSA believes that the new capital framework will help produce more efficient use of capital, better risk management by financial institutions and improved disclosure, which should lead to a safer, more efficient financial system.

Due to the growing complexity of the financial markets since 1988, the banking industry has responded by developing a suite of sophisticated risk management techniques. The new Basel Capital Accord ("BIS II") was conceived against this background and is intended to encourage improvements in banks' ability to measure risk and to align capital requirements closely with risk management practices.

Since the publication of the first consultative document on BIS II, the HBOS Group has worked to ensure that its strategic programme to prepare for BIS II has complemented its own internal drive to invest in the development of market-leading risk management and reporting systems.

The HBOS Group remains committed to the construction of an environment that improves the risk management practices of the industry, and to working towards the expected date of 1 January 2007 for BIS II implementation.

Implementation of the simpler approaches to capital measurement for banks is scheduled for the end of 2006, with the more advanced techniques to be implemented at the end of 2007. The HBOS Group remains committed to working towards these dates for BIS II implementation.

4.5 The Bank of England

The Bank of England has the task of ensuring financial stability in the banking market, which it undertakes in co-operation with the FSA. The agreed framework for co-operation in the field of financial stability is set out in detail in the Memorandum of Understanding published jointly by H.M. Treasury, the FSA and the Bank of England at the end of October 1997. The Bank of England is responsible for the overall stability of the financial system as a whole, including: (i) monitoring the stability of the monetary system; (ii) oversight of the financial system infrastructure, in particular payments systems at home and abroad; and (iii) maintaining a broad overview of the financial system through its monetary stability role and the deputy governor's membership of the FSA's board.

4.6 H.M. Treasury

H.M. Treasury is responsible for the overall institutional structure of regulation and the legislation which governs it. It has no operational responsibility for the activities of the FSA or the Bank of England and will not be involved in them. However, there is a variety of circumstances where the FSA and the Bank of England will need to alert H.M. Treasury about possible problems, for example, where there may be a need for a support operation or a problem arises which could cause wider economic disruption.

4.7 European Commission proposals on Consumer Credit

In September 2002, the European Commission published a proposal for a directive of the European Parliament and of the Council of the European Union on the harmonisation of the laws, regulations and administrative provisions of the member states concerning credit for consumers. If the proposed directive is finalised, member states will have two years in which to bring national implementing legislation into force. The proposal includes (among other things) specific documentation and procedural requirements in respect of mortgage loan origination and administration. For example, a key requirement under the proposed directive is that each drawing under a flexible mortgage loan, and each further advance, must be subject to new underwriting and a new contract. Penalties for non-compliance with these requirements will be determined by the member states, and may provide that credit agreements that do not comply will be unenforceable against the borrower.

In its current form, the proposed directive will not apply to residential mortgage loans for home purchases or home improvements, other than loans where part of the mortgage credit is for equity release, such as a further drawing under a flexible mortgage loan or a further advance. Additionally, the proposed directive would not apply to residential mortgage loans originated before national implementing legislation comes into force, with exceptions. For example, the requirement for new underwriting will apply to any further drawing or further advance made after national implementing legislation comes into force. Accordingly, if implemented in its current form, the proposed directive will apply to each mortgage loan for home purchases or home improvements that includes an equity release component, if the loan is originated, or a further drawing or further advance is made within that loan, after the implementation date.

Until the final text of the directive is decided and the details of United Kingdom implementing legislation are published, it is not certain what effect the adoption and implementation of the directive would have on the respective businesses and operations of entities in the HBOS Group.

4.8 Data protection

The HBOS Group is also subject to the regulations of the Information Commissioner and is required to abide by the requirements of the Data Protection Act 1998.

5. Breakdown of Turnover

Operating Income[1] [2]	2004 (£m)	2003[3] (£m)	2003[4] (£m)	2002 (£m)
Retail	4,748	4,275	4,220	3,728
Corporate	2,916	2,510	1,435	1,182
Treasury	371	335	331	325
Insurance and Investment	1,546	1,245	1,250	881
Strategy and International Operations	646	581	—	—
Business Banking	—	—	1,401	1,204
BankWest	—	—	309	226
	10,227	8,946	8,946	7,546

Notes:

(1) These figures have been extracted without material adjustment from the published annual reports and accounts for each of the three financial years ended 31 December 2004, 2003 and 2002.

(2) Operating income includes net interest income and non-interest income.

(3) Restated to reflect new divisional structure. This information has been extracted without material adjustment from the published annual report and accounts for the financial year ended 31 December 2004.

(4) As previously presented in the published annual report and accounts for the financial year ended 31 December 2003.

Following an internal reorganisation on 1 January 2004, the 2004 divisional results are reported through five divisions (Retail, Corporate, Treasury, Insurance and Investment and Strategy and International Operations) plus HBOS Group items. The divisional results for the year ended 31 December 2003 have been restated to reflect the new structure.

The divisional results for the year ended 31 December 2002 have not been restated to reflect this new structure.

6. Current Trading and Financial Prospects of the HBOS Group

In 2005 HBOS expects the UK economy to return to its trend rate of growth. Whilst consumer spending has slowed, the Directors believe that prospects for employment remain bright and the trends in business investment appear healthy. Against this background, HBOS anticipates little change in the overall credit performance of its UK lending.

The UK housing market has seen a shift in sentiment. Although housing transactions have come back from the 2003 peak, the Directors believe that prices in 2005 remain underpinned by strong employment and interest rates that are at or close to a peak. In the event of slower growth markets, the Directors believe that the Retail Division's momentum and rigorous cost discipline will continue to be a key source of advantage to HBOS.

The Directors believe that levels of activity in 2005 in HBOS's corporate lending markets, coupled with its continued commitment to controlled asset growth, provide an encouraging backdrop for value creation in the Corporate Division. In the Treasury Division, through further extending its capability to meet the needs of both the HBOS Group and its customers, HBOS is continuing to invest in what the Directors believe to be the generation of a quality earnings stream.

Stock market performance has been better than for some time, as is reflected in the performance of HBOS's investment business. The Directors believe that, as a market leader with particularly strong multi-channel distribution, HBOS is well placed in 2005 to exploit the opportunities presented by the new stakeholder products and depolarisation.

On the basis of its experience in underwriting its personal insurance business and based on its expectations for its personal insurance business in 2005, HBOS does not anticipate significant changes in its personal insurance business and it plans further investment in extending its distribution reach, with the aim of gaining market share.

In Australia and Ireland, the Directors believe that HBOS is set to make good progress as it invests in the people and infrastructure that it needs to mount a serious challenge to the incumbents in each market.

7. The Board and Corporate Governance

The HBOS Group is committed to achieving high standards of corporate governance throughout the Group and to integrity and high ethical standards in all its business dealings. In 2004 the Board complied with all the provisions of the Combined Code, save the requirement that the senior independent director should attend meetings with a range of shareholders. Whilst the senior independent director has attended various briefings and other meetings

with analysts and other representatives of institutional investors in 2004, he has not undertaken a programme of meetings with individual shareholders, as this has not been considered necessary.

The Board consists of a Chairman, five Executive Directors and seven Non-executive Directors. All of the Non-executive Directors are considered to be independent. The roles of Chairman and Chief Executive are separate and there is a clear, written division of responsibilities between these two roles. The role of Non-executive Deputy Chairman is also separately defined. The Board meets regularly throughout the year to determine the strategic direction of the HBOS Group and to review operating, financial and risk performance. There is a formal schedule of matters reserved to the Board, which includes approval of the HBOS Group's annual business plan, HBOS Group policies and standards on financial and non-financial risks, significant transactions, the commencement of significant new business activities, scope of delegation to Board committees, subsidiary boards and executive management of the HBOS Group. All necessary information is supplied to the Directors on a timely basis to enable them effectively to discharge their duties and the Board has access to the advice and services of the Company Secretary, who ensures that Board procedures are followed and that all applicable rules and regulations are complied with.

The Board has established an audit committee, a remuneration committee and a nomination committee. The terms of reference of each of these committees are written and formally delegate the relevant responsibilities to each committee.

The audit committee comprises Anthony Hobson, David Shearer, Coline McConville and Kate Nealon. Anthony Hobson who chairs the committee has significant recent and relevant financial experience. The terms of reference of the audit committee include all matters indicated by the Combined Code. The committee consists entirely of Non-executive Directors and its responsibility is to ensure that management has effective audit procedures in place. It regularly meets with the Executive Directors and management, as well as privately with both the external and internal auditors to review and advise the Board on the HBOS Group's interim and financial statements; its accounting policies; the control of financial and business risk; the work of the auditors and the response of management; the activities, resources, organisational structure and operational effectiveness of the internal audit function; and the effectiveness of the HBOS Group's system of internal control and whistleblowing procedures. It also considers and recommends the appointment and remuneration of the external auditors, monitors performance and independence of the auditors and monitors the provision of non-audit services to the HBOS Group.

The remuneration committee is chaired by Brian Ivory and comprises Sir Ronald Garrick and Coline McConville. It determines HBOS Group policy on executive remuneration and the remuneration of senior management. It approves the terms of appointment and remuneration arrangements of the Chairman, and any contract of employment with an Executive Director or the Chairman. It also approves the fees payable to Non-executive Directors (but not their fees in respect of services). The remuneration committee recommends to the Board the incentive scheme framework for senior management. It also ensures that the disclosure of Directors' remuneration complies with the rules of the UK Listing Authority.

The nomination committee is chaired by Sir Ronald Garrick and comprises James Crosby, Brian Ivory, Coline McConville and Dennis Stevenson. This committee leads the process for making appointments to the Board, ensuring a formal, transparent and rigorous procedure exists for new Director appointments. It also reviews the composition of the Board, evaluating the Directors' skills, knowledge and experience. It ensures plans are in place for the orderly succession of appointments to the Board and other senior executive management positions.

The Directors confirm that, for the three years ended 31 December 2004, HBOS has complied with all the provisions of the Combined Code, save the requirement discussed in this section that the senior independent director should attend meetings with a range of shareholders.

8. Further Information

Halifax Preference Shareholders should carefully consider Part 3 of this document, which sets out certain rights attached to the New HBOS Preference Shares, and Part 6 of this document, which provides additional information on HBOS.

PART 3: DESCRIPTION OF THE NEW HBOS PREFERENCE SHARES

The terms of issue, and rights attaching to, the New HBOS Preference Shares are contained in the Articles, and in a resolution of a committee of the Directors of HBOS passed on 27 April 2005, and the principal rights attaching to the New HBOS Preference Shares are summarised below.

1. Denomination, Status and Form

The New HBOS Preference Shares will have a nominal value of £1 each and will be issued credited as fully paid. The New HBOS Preference Shares will rank as regards participation in profits and assets equally among themselves and with the Existing HBOS Preference Shares and with any other class of shares that are expressed to rank equally with the Existing HBOS Preference Shares and the New HBOS Preference Shares as regards participation in profits or assets. The New HBOS Preference Shares will rank in priority to the Ordinary Shares and save, as set out above, in priority to any other class of share in the capital of HBOS.

The New HBOS Preference Shares will be issued in registered form and may be held in either certificated form or uncertificated form in CREST. Temporary documents of title in relation to New HBOS Preference Shares in certificated form will not be issued in respect of the New HBOS Preference Shares pending the despatch by post of definitive certificates.

Title to the New HBOS Preference Shares in certificated form will pass by transfer and registration on the register of members of HBOS in accordance with the Articles. The Articles provide, amongst other matters, that transfers of the New HBOS Preference Shares in certificated form must be in writing and are to be effected by an instrument of transfer in the usual standard form or in any other form approved by the Directors. Instruments of transfer of the New HBOS Preference Shares must be signed by the transferor or executed in some other legally valid way.

The Directors may refuse to register a transfer of New HBOS Preference Shares in certificated form unless the instrument of transfer is duly stamped and:

(a) is in respect of New HBOS Preference Shares only;

(b) is in favour of not more than four joint transferees; and

(c) is deposited at the office of the Registrars accompanied by the relevant share certificate(s) and any other evidence which the Directors ask for to prove the entitlement of the person wishing to make the transfer.

Transfers of New HBOS Preference Shares in uncertificated form must be made using CREST and must comply with the Regulations.

No fee is payable to HBOS for transferring shares and any registration of transfer is subject in all respects to the Articles.

2. Dividends

(a) The holders of the New HBOS Preference Shares will be entitled (subject as described below) to receive a non-cumulative preference dividend (the "Preference Dividend") of 6.475 per cent. per annum, such dividend to be in respect of the half-years ending on (but excluding) 15 September and 15 March in each year, payable in equal half-yearly instalments in arrear on those dates or, if any such date is not a Business Day, on the next succeeding Business Day (and without any interest or other payment in respect of such delay) (each such date being a "Dividend Payment Date"). The first dividend period of the New HBOS Preference Shares will run from (and including) the Effective Date to (but excluding) 15 September 2005. The first payment of the Preference Dividend is expected to be made on 15 September 2005.

After this first dividend payment, the holders of the New HBOS Preference Shares will be entitled to receive the Preference Dividend in respect of the half-years ending on (but excluding) 15 March and 15 September in each year, payable in equal half-yearly instalments in arrear on a Dividend Payment Date. The Preference Dividend will be paid to those holders of New HBOS Preference Shares whose names appear on the register of New HBOS Preference Shares on any date chosen by the Directors up to 42 days prior to the relevant Dividend Payment Date.

(b) Subject to paragraph 2(d) below if, in the opinion of the Directors, the distributable profits are sufficient to cover the payment in full of the Preference Dividend on any Dividend Payment Date and also the payment in full of all other dividends payable on such date on any other classes of shares which may be issued by HBOS and which are expressed to rank equally with the New HBOS Preference Shares as regards participation in profits including the Existing HBOS Preference Shares, then the Preference Dividend will be declared and paid in full. If, in the opinion of the Directors, the distributable profits of HBOS are insufficient to cover the payment in full of the Preference Dividend on any Dividend Payment Date (including any dividend arrears on any such shares which have rights to cumulative dividends) and also the payment in full of all other dividends payable on such date on any other class of shares which may be issued by HBOS that are expressed to rank equally with the New HBOS Preference Shares as regards participation in profits, including the Existing HBOS Preference Shares, then, subject to paragraph 2(d) below, dividends will be declared by the Directors pro rata for the New HBOS Preference Shares and any other class of shares which may be issued by HBOS that are expressed to rank equally with the New HBOS Preference Shares as regards participation in profits, including the Existing HBOS Preference Shares, to the extent of the available distributable profits (if any), with the intent that the amount of dividend declared per share on each New HBOS Preference Share, and each share of any other class which may be issued by HBOS that is expressed to rank equally with the New HBOS Preference Shares as regards participation in profits, including the Existing HBOS Preference Shares, will bear to each other the same ratio as the dividend on each New HBOS Preference Share and each share of any other class which may be issued by HBOS, that is expressed to rank equally with the New HBOS Preference Shares as regards participation in profits, including the Existing HBOS Preference Shares, bear to each other. Such dividends will be paid in proportion to the dividend which would have been due on each of those shares, if there had been sufficient profits. The dividend which would have been due includes any outstanding arrears on any of those shares which may have rights to cumulative dividends.

(c) If it subsequently appears that any Preference Dividend which has been paid should not have been paid because there were insufficient distributable profits of HBOS, then, provided the Directors have acted in good faith, they will not incur any liability for any loss which any preference shareholder may suffer in consequence of such payment having been made.

(d) Notwithstanding paragraph 2(a) and paragraph 2(b) above, on or before any Dividend Payment Date, the Directors may decide in their absolute discretion that the Preference Dividend which would otherwise be declared and payable on that Dividend Payment Date (the "Relevant Dividend") shall not be paid, or shall be paid only in part, and, in such event, the Relevant Dividend shall, in accordance with such determination, either not be declared and payable at all or only be declared and payable in part. If, in the opinion of the Directors, the payment of a dividend on the New HBOS Preference Shares would result in a breach of the capital adequacy requirements of the FSA which apply to HBOS and/or any of its subsidiaries, none of that dividend shall be declared or paid unless the FSA otherwise agrees.

(e) Holders of New HBOS Preference Shares will have no further right to participate in the profits of HBOS and, subject to paragraph 2(h) below, if and to the extent any Preference Dividend (or any part of a Preference Dividend) is not paid on any occasion for the reasons described in paragraph 2(b) or 2(d) above, holders of New HBOS Preference Shares will have no claim in respect of such non-payment.

(f) The amount of Preference Dividend payable on the New HBOS Preference Shares in respect of any period shorter or longer than a full dividend period will be calculated on the basis of a 365-day year and the actual number of days elapsed in such period.

(g) To the extent that its payment would be lawful and regardless of any other provision in the Articles, the Directors may in any calendar year declare and pay a special dividend on any class of shares in respect of which no dividend has previously been paid in that year of an amount not exceeding £0.01 per share if, in their opinion, it is necessary to preserve the status of the shares of the relevant class as wider-range investments under the Trustee Act 2000 (as amended or re-enacted from time to time).

(h) If a dividend is not paid in full on the New HBOS Preference Shares for the reasons described in paragraph 2(b) or paragraph 2(d) above, the Directors may, if HBOS has sufficient distributable profits and/or reserves to do so, allot and issue to each holder of New HBOS Preference Shares an additional number of New HBOS Preference Shares of the same class, credited as fully paid. The total nominal value of additional New HBOS Preference Shares will be equal to an amount determined by multiplying the unpaid amount of any Preference Dividend which would have been payable pursuant to paragraph 2(a) above (exclusive of any associated tax credit) by 10/9 in the case of the New HBOS Preference Shares. In

relation to any other non-cumulative preference shares issued, the multiple will be decided upon by the Directors before the preference shares are allotted save in the case of the 9¼ per cent. Preference Shares, the 9¾ per cent. Preference Shares and the 6⅛ per cent. Preference Shares, in which case the multiple is specified in the Articles.

(i) Any Preference Dividend unclaimed after a period of 12 years from the date when it was declared will be forfeited and will revert to HBOS and the payment by the Directors of any unclaimed Preference Dividend or other sum payable on or in respect of a New HBOS Preference Share into a separate account will not constitute HBOS as trustee in respect of it.

3. Capital

(a) On a return of capital or distribution of assets, whether or not on a winding up (but other than a redemption or purchase by HBOS of any of its share capital), holders of the New HBOS Preference Shares will be entitled to receive, in sterling out of surplus assets of HBOS remaining after payment of HBOS's liabilities, equally with the holders of any other class of shares which may be issued by HBOS which are expressed to rank equally with the New HBOS Preference Shares as regards participation in assets, including the Existing HBOS Preference Shares, and in priority to the holders of Ordinary Shares and in priority to any other share capital in HBOS, a sum equal to the aggregate of:

(i) the amount paid up or credited as paid up on the New HBOS Preference Shares;

(ii) the amount of any Preference Dividend which is due for payment on, or after, the date of commencement of the winding up or other return of capital but which is payable in respect of a period ending on or before such date; and

(iii) the proportion of the Preference Dividend (whether or not declared or earned) that would otherwise be payable and is not otherwise paid in cash in respect of any period that begins before, but ends after, the date of commencement of the winding up or other return of capital and which is attributable to the part of the period that ends on such date.

(b) If, upon any return of capital or distribution of assets, the amounts available for payment are insufficient to cover the amounts payable in full on the New HBOS Preference Shares, and any other class of shares in issue or which may be issued by HBOS which are expressed to rank equally with the New HBOS Preference Shares as regards participation in assets, including the Existing HBOS Preference Shares, the holders of the New HBOS Preference Shares will share rateably in the distribution of surplus assets (if any) of HBOS in proportion to the full preferential amounts to which they are respectively entitled. The New HBOS Preference Shares confer no rights to participate in the surplus assets of HBOS other than as described in this document.

4. Redemption

(a) Subject to the Articles and to the provisions of the Companies Act, the Regulations and all other laws and regulations applying to HBOS, HBOS may, at its option, redeem the New HBOS Preference Shares. The New HBOS Preference Shares are redeemable on 15 September 2024 or any fifth anniversary thereafter. In the event that fewer than all the outstanding New HBOS Preference Shares are to be redeemed, the New HBOS Preference Shares to be redeemed will be selected by HBOS by means of a draw at the registered office of HBOS or at any other place which the Directors decide on in the presence of its auditors on such basis as the Directors consider appropriate at the time.

(b) The amount payable on redemption of any New HBOS Preference Shares in accordance with paragraph 4(a) above (the "Redemption Price") will be the amount of £1 per New HBOS Preference Share to be redeemed and an amount equal to the accrued but unpaid Preference Dividend on that New HBOS Preference Share in respect of the period from the Dividend Payment Date last preceding the date fixed for its redemption (the "Redemption Date") to the Redemption Date.

(c) If some or all of the New HBOS Preference Shares are to be redeemed, HBOS must give a written notice of redemption (a "Redemption Notice") to the holders of the New HBOS Preference Shares to be redeemed, not less than 30 days nor more than 60 days prior to the Redemption Date. Each Redemption Notice will specify (i) the Redemption Date; (ii) the number of New HBOS Preference Shares to be redeemed; (iii) the Redemption Price (specifying the amount of the accrued but unpaid Preference Dividend to be included in the Redemption Price); (iv) in the case of New HBOS Preference Shares held

in certificated form, the place or places where holders may surrender share certificates in respect of such New HBOS Preference Shares and where payment of the Redemption Price will be made; and (v) in the case of New HBOS Preference Shares held in uncertificated form, details of the issuer-instruction to be sent to CRESTCo by HBOS requesting the deletion of the entries in CREST relating to the holdings of the New HBOS Preference Shares concerned. No defect in the Redemption Notice or in its service will affect the validity of the redemption proceedings.

(d) Payments in respect of the amount due on redemption of a New HBOS Preference Share will be made by cheque drawn on a bank in London or, upon the request of the holder or joint holders not later than the date specified for the purpose in the Redemption Notice, by transfer to an account maintained by the payee with a bank in London or such other method as the Directors may specify in the Redemption Notice. In the case of New HBOS Preference Shares held in certificated form, such payment will be against presentation and surrender of the relevant share certificate at the place or any of the places specified in the Redemption Notice and, in the case of New HBOS Preference Shares held in uncertificated form, on receipt by HBOS of confirmation by CRESTCo of the deletion of the relevant entries in CREST. If, in the case of the New HBOS Preference Shares held in certificated form, any share certificate so surrendered includes any New HBOS Preference Share not to be redeemed on the Redemption Date, HBOS will issue to the holder (or the first-named joint holder), free of charge but at the holder's risk, a certificate in respect of the balance of the New HBOS Preference Shares within 14 days of redemption. All payments in respect of the Redemption Price will be made after complying in all respects with any applicable fiscal or other laws.

(e) As from the Redemption Date, the Preference Dividend will cease to accrue on the New HBOS Preference Shares being redeemed except on any New HBOS Preference Share in respect of which payment of the Redemption Price due on the Redemption Date is improperly withheld or refused. In such case, the Preference Dividend will be deemed to have continued and will accordingly continue to accrue at the rate of 6.475 per cent. per annum from the Redemption Date to the actual date of payment of the Redemption Price. Such New HBOS Preference Share will not be treated as having been redeemed until the Redemption Price, including the accrued Preference Dividend, has been paid.

(f) If the due date for payment of the Redemption Price is not a Business Day, payment of such amount will be made on the next succeeding day which is a Business Day (without any interest or other payment in respect of such delay).

(g) A receipt given by the holder for the time being of any New HBOS Preference Share (or in the case of joint holders by the first-named joint holder) in respect of the amount payable on redemption of such New HBOS Preference Share will constitute an absolute discharge to HBOS.

(h) The New HBOS Preference Shares shall not be redeemed without the consent of the FSA (for so long as HBOS is required to obtain such consent) and subject to such conditions as the FSA may impose at the time of any consent.

5. *Voting*

(a) Subject to paragraph 5(b) below, holders of New HBOS Preference Shares will only be entitled to receive notice of and to attend any general meeting of shareholders of HBOS and to speak or vote upon any resolution proposed at such meeting if a resolution is proposed either varying or abrogating any of the special rights attached to the New HBOS Preference Shares or to wind up, or in relation to the winding up of, HBOS (and then in each such case only to speak and vote upon any such resolution).

(b) If, on the Dividend Payment Date immediately preceding the date of notice of any general meeting of shareholders of HBOS, the Preference Dividend has not been declared and paid in full, or additional New HBOS Preference Shares have not been allotted and issued in accordance with paragraph 2(h) above, holders of the New HBOS Preference Shares will be entitled to speak and to vote upon all resolutions proposed at such general meeting. In these circumstances only, the rights of the holders of the New HBOS Preference Shares so to speak and vote will continue until HBOS has resumed the payment of dividends on the New HBOS Preference Shares in full or the additional New HBOS Preference Shares are allotted and issued.

(c) On a show of hands, every holder of New HBOS Preference Shares who is entitled to vote or any proxy (other than the chairman of the meeting in his or her capacity as proxy) or a corporate representative for that holder, in each case who is present in person, will have one vote. On a poll, each holder of New

HBOS Preference Shares who is entitled to vote and who is present in person, by corporate representative or by proxy, will have one vote for every New HBOS Preference Share of which he or she is the holder.

(d) Other provisions in the Articles relating to voting rights and procedures also apply to the Preference Shares.

6. Restrictions on Dividends and Redemption, etc

(a) If the Directors, in their discretion under paragraph 2(d) above, have decided that a Preference Dividend shall not be declared in whole or in part, or if the Directors have decided not to allot and issue New HBOS Preference Shares in accordance with paragraph 2(h) above, in either case on the most recent dividend payment date, then HBOS cannot:

(i) redeem, reduce, buy or otherwise acquire in any other way, (A) any shares of HBOS which rank equally with the New HBOS Preference Shares and in respect of which the declaration and payment of any dividend is subject to the discretion of the Directors or (B) any shares of HBOS which rank behind the New HBOS Preference Shares (except for any series of preference shares which are issued in satisfaction of an obligation existing at 27 April 2004) and HBOS may not set aside any sum or establish any sinking fund for their redemption, reduction, purchase or acquisition; or

(ii) declare, or set aside any sum for the payment of, any dividends on or in respect of any shares of HBOS which rank equally with the New HBOS Preference Shares and in respect of which the declaration and payment of any dividend is subject to the discretion of the Directors; or

(iii) declare, or set aside any sum for the payment of, any dividends on any shares of HBOS which rank behind the New HBOS Preference Shares provided that this restriction shall not apply to dividends in respect of preference shares which are issued in satisfaction of an obligation existing on 27 April 2004 insofar as there are profits of HBOS available for distribution in respect of such preference shares (unless the Directors decide otherwise before their allotment) in excess of the aggregate amount which would, save for the Directors' discretion and/or the restrictions described herein, have been payable in full by way of dividend in respect of the New HBOS Preference Shares or the other shares of HBOS ranking in priority to such preference shares allotted and issued in satisfaction of the obligation referred to above,

until such time as the Preference Dividend payable on the New HBOS Preference Shares in respect of the most recent dividend period has been declared and paid in full.

(b) Similar rights to those described in paragraph 6(a) above attach to the Existing HBOS Preference Shares and may attach to any other class of shares which may be issued by HBOS that are expressed to rank equally with the New HBOS Preference Shares as regards participation in profits or assets so that, in the circumstances specified in the rights attaching to the Existing HBOS Preference Shares or such other class of shares, HBOS may not redeem, reduce, purchase or otherwise acquire in any other way New HBOS Preference Shares and HBOS may not set aside any sum or establish any sinking fund for their redemption, reduction, purchase or acquisition or declare, or set aside any sum for the payment of, dividends on the New HBOS Preference Shares until such time as decided by the Directors before such other shares were first allotted, or as provided for in the Articles.

(c) Subject to the provisions of the Companies Act, all other laws and regulations applying to HBOS and the rights conferred on any other class of shares of HBOS and with the prior consent of the FSA (for so long as HBOS is required to obtain such consent), HBOS may at any time and from time to time (subject to the payment in full of the Preference Dividend on the immediately preceding Dividend Payment Date) purchase any New HBOS Preference Shares in issue in the open market or by tender (which will be available to all holders of New HBOS Preference Shares alike) upon such terms and conditions as the Directors may determine.

7. Untraced shareholders

(a) The Articles provide that HBOS may sell any New HBOS Preference Shares on behalf of a holder of New HBOS Preference Shares at the best price reasonably obtainable if:

(i) during the 12 years before the earliest of the advertisements referred to in paragraph (ii) below, at least three Preference Dividends have been paid and no Preference Dividend has been claimed during that period;

(ii) on or after the expiry of the 12-year period, HBOS has given notice, by advertisements in one leading national newspaper in the United Kingdom and in at least one newspaper appearing in the area which includes the registered address of the holder, of its intention to sell the New HBOS Preference Shares and three months have elapsed since the date of the advertisements or the last of them if they are published on different dates;

(iii) no communication is received from the holder at any time during that 12-year period or the three-month period referred to in paragraph (ii) above; and

(iv) HBOS has notified the UK Listing Authority that it intends to sell the New HBOS Preference Shares concerned.

(b) Following the sale by HBOS of any New HBOS Preference Shares, HBOS will remain indebted (subject to the forfeiture provisions referred to below) to the former holder of such New HBOS Preference Shares or the persons entitled to them by law for the net proceeds of sale until such net proceeds are claimed by the former holder of, or person entitled by law to, the New HBOS Preference Shares. HBOS will not be a trustee of the net proceeds and will not be liable to pay interest on it. HBOS can use the net proceeds, and any money earned by using the net proceeds, for its business or in any other way that the Directors decide, but the net proceeds cannot be invested in Ordinary Shares or in the shares of any holding company of HBOS. If no valid claim for the net proceeds is received by HBOS during the period which ends six years after the date on which the shares were sold, the net proceeds will be forfeited and belong to HBOS.

8. Variation of rights and further issues

(a) Subject to paragraph 8(d) below, the special rights attached to the New HBOS Preference Shares may not be varied or abrogated except with the written consent of the holders of three-quarters in nominal value of the New HBOS Preference Shares which are in issue at the relevant time, or with the sanction of an extraordinary resolution passed at a separate meeting of holders of the New HBOS Preference Shares which are in issue at the relevant time.

(b) The special rights attached to the New HBOS Preference Shares will be deemed to be varied or abrogated if:

(i) the Directors seek to authorise, create or increase the amount of any shares of any class or any security convertible into shares of any class ranking as regards rights to participate in the profits or assets of HBOS in priority to the New HBOS Preference Shares;

(ii) following a capitalisation of any reserves which are capable of being distributed to shareholders, HBOS's distributable reserves, when aggregated with the distributable reserves of all its subsidiaries, would amount in aggregate to less than 10 times the total annual amount of any dividends payable in respect of all preference shares of HBOS in issue at the time of capitalisation except if such capitalisation of distributable reserves is for the purposes of allotting and issuing Ordinary Shares in lieu of a cash dividend or allotting and issuing additional preference shares to holders of Preference Shares in lieu of a cash dividend;

(iii) any other class of shares of HBOS that are expressed to rank as regards participation in the profits or assets of HBOS equally in some or all respects with the New HBOS Preference Shares or any securities convertible into any such shares are created or issued if the Preference Dividend payable on the Dividend Payment Date immediately preceding such creation or issue has not been paid in full or if additional New HBOS Preference Shares have not been allotted and issued in accordance with paragraph 2(h) above; or

(iv) any resolution is passed for the reduction of the amount of capital paid up on the New HBOS Preference Shares.

(c) The special rights attached to the New HBOS Preference Shares will not be varied by the creation or issue of: (i) subject to paragraph 8(b)(iii) above, any shares ranking equally as regards participation in the profits or assets of HBOS with the New HBOS Preference Shares whether carrying rights identical in all

respects with the New HBOS Preference Shares or rights differing from them in any respect including, but not limited to, rights as to dividends, payment of premium on a return of capital, redemption, conversion, denomination and currency of issue; or (ii) shares ranking behind the New HBOS Preference Shares as regards participation in profits and assets of HBOS or by the redemption or purchase by HBOS of any of its shares ranking equally with, or behind, the New HBOS Preference Shares as regards participation in the profits or assets of HBOS.

(d) If a matter arises which would amount to a variation or abrogation of the special rights attached to the New HBOS Preference Shares and the rights attached to one or more other series of Preference Shares, the rights attached to the New HBOS Preference Shares and the rights attached to the Preference Shares of that or those other series (together "Relevant Shares") may be varied or abrogated by the agreement in writing of the holders of a least three-quarters in nominal value of all the Relevant Shares (other than the Existing HBOS Preference Shares) or with the approval of an extraordinary resolution passed at a separate meeting of the holders of the Relevant Shares (other than the Existing HBOS Preference Shares), if the effect of that variation or abrogation on all the Relevant Shares is, in the opinion of the Directors, substantially the same. All the holders of Relevant Shares (other than the Existing HBOS Preference Shares) shall be treated as holding preference shares of a single class. Notwithstanding that the Existing HBOS Preference Shares may be Relevant Shares, if the rights attached to the Existing HBOS Preference Shares are to be varied or abrogated, then subject to section 125 of the Companies Act, the agreement in writing of the holders of a majority in nominal value of, or the approval of an ordinary resolution passed at a meeting of holders of, the relevant class of the Existing HBOS Preference Shares, as appropriate, shall be required.

9. Notices and other documents

In addition to the further provisions for giving notices to members in the Articles, any notice or other document to be given by HBOS to holders of the New HBOS Preference Shares will be sufficiently given if posted to the holders of the New HBOS Preference Shares in accordance with the Articles. Holders who do not have a registered address or an address for correspondence in the United Kingdom are not entitled to receive any notices or other documents from HBOS.

In addition, notices to holders of the New HBOS Preference Shares in certificated form, including notices for general meetings of holders of New HBOS Preference Shares, will be published in accordance with the operating procedures for the time being of CREST and the Regulations.

10. Governing law

The creation and issue of the New HBOS Preference Shares and the rights attached to them are governed by, and shall be construed in accordance with, the laws of Scotland.

(ii) Associated undertakings (including joint ventures)

The Group's share in associated undertakings is stated in the consolidated balance sheet as the Group's share of their net tangible assets plus attributable goodwill. Joint ventures in which the Group has a long-term interest and shares control under a contractual agreement with other parties are accounted for using the gross equity method. The attributable share of results of other associated undertakings, generally based on audited accounts, is included in consolidated profit using the equity method of accounting.

(iii) Goodwill

The excess of the fair value of purchase consideration over the fair value of net assets at the date of acquisition of subsidiary undertakings, associated undertakings (including joint ventures) and other businesses arising on acquisitions after 31 December 1997 is capitalised. This goodwill is amortised by equal instalments over its estimated useful life, not exceeding 20 years.

Goodwill arising on acquisitions prior to 1 January 1998 was written off to reserves in the year in which it arose and has not been reinstated, as permitted by Financial Reporting Standard ("FRS") 10 "Goodwill and Intangible Assets". On the disposal of subsidiary undertakings and other businesses any related goodwill charged directly to reserves prior to 1 January 1998 is reinstated and included in the calculation of the profit or loss on disposal.

Goodwill carried in the consolidated balance sheet is subject to impairment review when events or changes in circumstances indicate that the carrying amount may not be recoverable and is written down by the amount of any impairment loss identified in the year. Impairment charges, if any, are included within goodwill amortisation.

Long-term assurance business

The Group accounts for the income from its long-term assurance business using the embedded value basis. The income represents the change in the surplus attributable to the Group, including minority interests, and the net present value of the in-force business. The value is a prudent estimate of the net present value of future cash flows attributable to the shareholders, based on the market value of the assets at the balance sheet date, using assumptions which reflect experience and a long-term outlook for the economy and then discounting at an appropriate risk discount rate.

General insurance business

The Group both underwrites and acts as intermediary in the sale of general insurance products. For each general insurance policy underwritten, premiums (net of refunds) are credited to net operating income over the duration of the insurance policy. Premiums received relating to future accounting periods are deferred as accruals and deferred income and credited to net operating income when earned.

The cost of claims notified but not settled and claims incurred but not reported at the balance sheet date are estimated and provided for. Estimates are based upon an assessment of the likely costs taking account of all known facts. Where the outcome of outstanding cases is unclear, statistical techniques are used which take into account the cost of recent similar claim settlements. Claims equalisation provisions are calculated in accordance with relevant legislation and guidance.

Where the Group acts as intermediary, commission income net of provisions for expected future policy cancellations and claims handling is credited to fees and commissions at the commencement of each insurance policy.

Loans and advances

Loans and advances are held at cost less provisions.

Specific provisions are made for advances that are recognised to be bad or doubtful. Specific provisions are assessed on a case by case basis or, where this is not practical, as part of a portfolio of similar advances using loan loss estimation models. A general provision, to cover advances that are latently bad or doubtful, but not yet identified as such, is also maintained based on loan loss estimation models. The models reflect the historical loan loss experience relevant to the particular market segment or product and include adjustments for economic and business climate factors and management experience.

Provisions made during the year are charged to the profit and loss account, net of recoveries. If the collection of interest is considered doubtful, it is suspended and excluded from interest income in the profit and loss account.

respects with the New HBOS Preference Shares or rights differing from them in any respect including, but not limited to, rights as to dividends, payment of premium on a return of capital, redemption, conversion, denomination and currency of issue; or (ii) shares ranking behind the New HBOS Preference Shares as regards participation in profits and assets of HBOS or by the redemption or purchase by HBOS of any of its shares ranking equally with, or behind, the New HBOS Preference Shares as regards participation in the profits or assets of HBOS.

(d) If a matter arises which would amount to a variation or abrogation of the special rights attached to the New HBOS Preference Shares and the rights attached to one or more other series of Preference Shares, the rights attached to the New HBOS Preference Shares and the rights attached to the Preference Shares of that or those other series (together "Relevant Shares") may be varied or abrogated by the agreement in writing of the holders of a least three-quarters in nominal value of all the Relevant Shares (other than the Existing HBOS Preference Shares) or with the approval of an extraordinary resolution passed at a separate meeting of the holders of the Relevant Shares (other than the Existing HBOS Preference Shares), if the effect of that variation or abrogation on all the Relevant Shares is, in the opinion of the Directors, substantially the same. All the holders of Relevant Shares (other than the Existing HBOS Preference Shares) shall be treated as holding preference shares of a single class. Notwithstanding that the Existing HBOS Preference Shares may be Relevant Shares, if the rights attached to the Existing HBOS Preference Shares are to be varied or abrogated, then subject to section 125 of the Companies Act, the agreement in writing of the holders of a majority in nominal value of, or the approval of an ordinary resolution passed at a meeting of holders of, the relevant class of the Existing HBOS Preference Shares, as appropriate, shall be required.

9. Notices and other documents

In addition to the further provisions for giving notices to members in the Articles, any notice or other document to be given by HBOS to holders of the New HBOS Preference Shares will be sufficiently given if posted to the holders of the New HBOS Preference Shares in accordance with the Articles. Holders who do not have a registered address or an address for correspondence in the United Kingdom are not entitled to receive any notices or other documents from HBOS.

In addition, notices to holders of the New HBOS Preference Shares in certificated form, including notices for general meetings of holders of New HBOS Preference Shares, will be published in accordance with the operating procedures for the time being of CREST and the Regulations.

10. Governing law

The creation and issue of the New HBOS Preference Shares and the rights attached to them are governed by, and shall be construed in accordance with, the laws of Scotland.

PART 4: FINANCIAL INFORMATION

Financial information on HBOS and its subsidiaries for each of the three financial years ended 31 December 2004, 2003 and 2002.

The financial information in Part 4 does not constitute the statutory accounts within the meaning of section 240 of the Companies Act, but has been extracted without material adjustment from the published annual reports and accounts for each of the three financial years ended 31 December 2004, 2003 and 2002. Where information for the financial year ended 31 December 2002 has been restated, this has been extracted without material adjustment from the published annual report and accounts to the financial year ended 31 December 2003. HBOS's auditors for the financial years ended 31 December 2004, 2003 and 2002 were KPMG Audit plc, both Chartered Accountants and Registered Auditors of Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EG. The auditors gave an unqualified audit report within the meaning of section 235 of the Companies Act in respect of the financial statements for each of these years and such reports did not contain a statement under sub-section 237(2) or (3) of the Companies Act. New HBOS Preference Shareholders should read the whole of this document and not just rely on the key or summarised information.

Statutory consolidated accounts relating to each of the financial years ended 31 December 2004, 2003 and 2002 have been delivered to the Registrar of Companies in England and Scotland.

In 2003, the Group implemented UITF Abstract 37 "Purchases and sales of own shares" and UITF Abstract 38 "Accounting for ESOP trusts" and accordingly the 2002 results have been restated from those included in the 2002 Annual Report and Accounts. Own Ordinary Shares held for the purpose of satisfying obligations arising from certain share based compensation schemes amount to £17 million at 31 December 2002. Previously, these were presented within other assets within the consolidated balance sheet. Own Ordinary Shares held by the long term assurance business policyholders' fund amount to £33 million at 31 December 2002. Previously, these were presented within long term assurance assets attributable to policyholders within the consolidated balance sheet. Both of these amounts have been reclassified and are now shown within other reserves as a deduction from Shareholders' Funds.

HBOS Consolidated Profit and Loss Account

For the year ended 31 December

	Notes		*2004 (£m)*		*2003 (£m)*		*2002 (£m)*
Interest receivable							
Interest receivable and similar income arising from debt securities			760		649		882
Other interest receivable and similar income			20,875		17,578		15,809
			21,635		18,227		16,691
Interest payable			(15,695)		(12,768)		(11,921)
Net interest income			5,940		5,459		4,770
Fees and commissions receivable			2,710		2,586		2,157
Fees and commissions payable			(855)		(847)		(672)
Dealing profits	1		208		172		154
General insurance premium income			595		360		320
Income from long-term assurance business	27		714		525		233
Other operating income			915		691		584
Net operating income (all from continuing operations)	1		10,227		8,946		7,546
Administrative expenses	2, 3	(3,499)		(3,363)		(3,128)	
Depreciation and amortisation							
Tangible fixed assets	23	(307)		(283)		(259)	
Operating lease assets	24	(408)		(344)		(289)	
Goodwill amortisation	22	(108)		(97)		(86)	
		(823)		(724)		(634)	
Operating expenses			(4,322)		(4,087)		(3,762)
General insurance claims			(215)		(99)		(79)
Provisions for bad and doubtful debts	17		(1,201)		(1,025)		(832)
Amounts written off fixed asset investments	18, 19		(21)		(29)		(24)
Operating profit (all from continuing operations)			4,468		3,706		2,849
Before exceptional items		4,646		3,825		3,002	
Exceptional items	3	(178)		(119)		(153)	
Share of operating profits of joint ventures			41		31		8
Share of operating profits of other associated undertakings			60		29		27
Profit on disposal of fixed assets			23				
Profit on disposal of business							25
Profit on ordinary activities before taxation			4,592		3,766		2,909
Before exceptional items		4,770		3,885		3,062	
Exceptional items	3	(178)		(119)		(153)	
Tax on profit on ordinary activities	9		(1,310)		(1,091)		(835)
Profit on ordinary activities after taxation			3,282		2,675		2,074
Before exceptional items		3,407		2,759		2,186	
Exceptional items	3	(125)		(84)		(112)	
Minority interests (equity)			(51)		(67)		(35)
(non-equity)			(174)		(156)		(123)
Profit attributable to shareholders			3,057		2,452		1,916
Dividends	10						
Ordinary		1,286		1,183		1,140	
Preference		37		37		37	
			1,323		1,220		1,177
Retained profit of the year	11		1,734		1,232		739
Underlying earnings per share	12		84.3p		68.5p		56.1p
Basic earnings per share	12		78.1p		63.6p		50.6p
Diluted earnings per share	12		77.6p		63.2p		50.2p

The Group's results are prepared on a historical cost basis, except where, as described in Accounting Policies on pages 25 to 29, special provisions of the Companies Act or industry standards apply. It is estimated that Group profit on ordinary activities before taxation and retained profit of the year calculated solely on a historical cost basis would not differ materially from those stated in the Consolidated Profit and Loss Account above. Accordingly, no note of historical cost profits has been presented.

HBOS Consolidated Balance Sheet

As at 31 December

	Notes		2004 (£m)		2003 (£m)		2002 Restated (£m)
Assets							
Cash and balances at central banks			1,558		1,381		1,373
Items in course of collection			1,024		854		1,093
Treasury bills and other eligible bills	13		4,327		8,064		5,964
Loans and advances to banks	14		17,756		15,948		11,838
Loans and advances to customers		316,401		283,528		240,879	
Less: non-returnable finance	15	(28,890)		(17,146)		(6,564)	
	15		287,511		266,382		234,315
Debt securities	18		59,307		51,490		44,324
Equity shares	19		208		216		223
Interests in joint ventures							
Share of gross assets		5,144		4,559		3,674	
Share of gross liabilities		(4,890)		(4,295)		(3,393)	
	20 (i)		254		264		281
Interests in other associated undertakings	20 (ii)		170		192		172
Intangible fixed assets	22		1,570		1,675		1,434
Tangible fixed assets	23		1,684		1,707		1,671
Operating lease assets	24		3,148		2,987		2,625
Other assets	26		8,446		7,602		7,417
Prepayments and accrued income			1,929		1,887		1,458
Long-term assurance business attributable to shareholders	27		4,426		3,950		3,544
			393,318		364,599		317,732
Long-term assurance assets attributable to policyholders	27		49,563		43,814		37,298
Total Assets			442,881		408,413		355,030
Liabilities							
Deposits by banks	28		37,291		40,757		45,637
Customer accounts	29		195,494		173,504		150,221
Debt securities in issue	30		105,910		99,858		80,771
Notes in circulation			721		814		821
Corporate taxation			335		366		232
Dividends payable	10		882		805		754
Other liabilities	31		10,831		11,760		8,912
Accruals and deferred income			5,590		4,970		4,486
Provisions for liabilities and charges							
Deferred taxation	32 (i)	726		662		648	
Other provisions	32 (ii)	326		205		232	
			1,052		867		880
Subordinated liabilities							
Dated loan capital	33	8,232		7,740		5,690	
Undated loan capital	33	6,401		5,142		3,437	
			14,633		12,882		9,127
			372,739		346,583		301,841
Capital and Reserves							
Called up share capital	34						
Ordinary shares		981		963		946	
Preference shares (non-equity)		400		400		400	
		1,381		1,363		1,346	
Share premium account	35	1,441		1,345		1,292	
Other reserves	35	466		462		446	
Profit and loss account	35	14,335		12,198		10,635	
Shareholders' funds (including non-equity interests)	36		17,623		15,368		13,719
Minority interests (equity)			295		257		436
Minority and other interests (non-equity)	37		2,617		2,354		1,703
			20,535		17,979		15,858
			393,274		364,562		317,699
Long-term assurance liabilities attributable to policyholders			49,607		43,851		37,331
Total Liabilities			442,881		408,413		355,030
Memorandum Items	38						
Contingent liabilities							
Acceptances and endorsements			75		130		157
Guarantees and assets pledged as collateral security			4,233		3,484		2,672
			4,308		3,614		2,829
Commitments							
Other commitments			79,062		68,127		56,490

HBOS Consolidated Statement of Total Recognised Gains and Losses

For the year ended 31 December

	2004 (£m)	2003 (£m)	2002 (£m)
Profit attributable to shareholders	3,057	2,452	1,916
Revaluation of investment property	5	1	
Exchange translation	(9)	17	4
Total recognised gains and losses in the year	3,053	2,470	1,920

HBOS Consolidated Cash Flow Statement

For the year ended 31 December

	Notes	2004 (£m)	2003 (£m)	2002 (£m)
Net cash inflow/(outflow) from operating activities	46	10,428	7,928	(994)
Dividends received from joint ventures		50	57	48
Dividends received from other associated undertakings		22	3	2
Returns on investments and servicing of finance	47(i)	(972)	(782)	(700)
Taxation		(1,019)	(708)	(445)
Capital expenditure and financial investment	47(ii)	(10,380)	(6,302)	2,211
Acquisitions and disposals	47(iii)	(27)	(625)	(114)
Equity dividends paid		(804)	(801)	(782)
Net cash outflow before financing		(2,702)	(1,230)	(774)
Financing	47(iv)	2,453	4,350	2,531
(Decrease)/increase in cash	49	(249)	3,120	1,757

Accounting Policies

Accounting convention

The consolidated accounts have been prepared under the historical cost convention in compliance with the special provisions of Part VII of the Companies Act applicable to banking groups modified by the revaluation of items held for trading purposes and the revaluation of investment properties. The consolidated accounts comply with Schedule 9 and the accounts of HBOS comply with Schedule 4 to the Companies Act. The consolidated accounts have been prepared in accordance with applicable accounting standards and pronouncements of the Urgent Issues Task Force ('UITF') and in accordance with applicable Statements of Recommended Practice, being those issued by the British Bankers' Association and the Finance and Leasing Association.

Accounting policies are reviewed regularly to ensure they are the most appropriate to the circumstances of the Group for the purposes of giving a true and fair view.

Changes in accounting policies

In 2003, the Group implemented UITF Abstract 37 "Purchases and sales of own shares" and UITF Abstract 38 "Accounting for ESOP trusts" and accordingly the 2002 results have been restated from those included in the 2002 Annual Report and Accounts. Own shares held for the purpose of satisfying obligations arising from certain share based compensation schemes amount to £17 million at 31 December 2002. Previously, these were presented within other assets and as own shares within the consolidated and company balance sheets, respectively. Own shares held by the long term assurance business policyholders' fund amount to £33 million at 31 December 2002. Previously, these were presented within long term assurance assets attributable to policyholders within the consolidated balance sheet. Both of these amounts have been reclassified and are now shown within other reserves as a deduction from Shareholders' Funds.

There were no other changes to accounting policies in any of the years presented.

Basis of consolidation

(i) Consolidation

The consolidated accounts include the results of HBOS and its subsidiary undertakings. The accounts of all principal subsidiary undertakings are made up to 31 December. The value of the long-term assurance business attributable to shareholders and the assets and liabilities attributable to policyholders are presented separately on the consolidated balance sheet from those of other businesses in order to reflect the different nature of the shareholders' and policyholders' interests therein.

(ii) Associated undertakings (including joint ventures)

The Group's share in associated undertakings is stated in the consolidated balance sheet as the Group's share of their net tangible assets plus attributable goodwill. Joint ventures in which the Group has a long-term interest and shares control under a contractual agreement with other parties are accounted for using the gross equity method. The attributable share of results of other associated undertakings, generally based on audited accounts, is included in consolidated profit using the equity method of accounting.

(iii) Goodwill

The excess of the fair value of purchase consideration over the fair value of net assets at the date of acquisition of subsidiary undertakings, associated undertakings (including joint ventures) and other businesses arising on acquisitions after 31 December 1997 is capitalised. This goodwill is amortised by equal instalments over its estimated useful life, not exceeding 20 years.

Goodwill arising on acquisitions prior to 1 January 1998 was written off to reserves in the year in which it arose and has not been reinstated, as permitted by Financial Reporting Standard ("FRS") 10 "Goodwill and Intangible Assets". On the disposal of subsidiary undertakings and other businesses any related goodwill charged directly to reserves prior to 1 January 1998 is reinstated and included in the calculation of the profit or loss on disposal.

Goodwill carried in the consolidated balance sheet is subject to impairment review when events or changes in circumstances indicate that the carrying amount may not be recoverable and is written down by the amount of any impairment loss identified in the year. Impairment charges, if any, are included within goodwill amortisation.

Long-term assurance business

The Group accounts for the income from its long-term assurance business using the embedded value basis. The income represents the change in the surplus attributable to the Group, including minority interests, and the net present value of the in-force business. The value is a prudent estimate of the net present value of future cash flows attributable to the shareholders, based on the market value of the assets at the balance sheet date, using assumptions which reflect experience and a long-term outlook for the economy and then discounting at an appropriate risk discount rate.

General insurance business

The Group both underwrites and acts as intermediary in the sale of general insurance products. For each general insurance policy underwritten, premiums (net of refunds) are credited to net operating income over the duration of the insurance policy. Premiums received relating to future accounting periods are deferred as accruals and deferred income and credited to net operating income when earned.

The cost of claims notified but not settled and claims incurred but not reported at the balance sheet date are estimated and provided for. Estimates are based upon an assessment of the likely costs taking account of all known facts. Where the outcome of outstanding cases is unclear, statistical techniques are used which take into account the cost of recent similar claim settlements. Claims equalisation provisions are calculated in accordance with relevant legislation and guidance.

Where the Group acts as intermediary, commission income net of provisions for expected future policy cancellations and claims handling is credited to fees and commissions at the commencement of each insurance policy.

Loans and advances

Loans and advances are held at cost less provisions.

Specific provisions are made for advances that are recognised to be bad or doubtful. Specific provisions are assessed on a case by case basis or, where this is not practical, as part of a portfolio of similar advances using loan loss estimation models. A general provision, to cover advances that are latently bad or doubtful, but not yet identified as such, is also maintained based on loan loss estimation models. The models reflect the historical loan loss experience relevant to the particular market segment or product and include adjustments for economic and business climate factors and management experience.

Provisions made during the year are charged to the profit and loss account, net of recoveries. If the collection of interest is considered doubtful, it is suspended and excluded from interest income in the profit and loss account.

Provisions and suspended interest are written off to the extent that there is no longer any realistic prospect of recovery.

Securitisation

Loans and advances to customers include advances that are subject to non-returnable finance arrangements following securitisation of portfolios of mortgages and other advances. The principal benefits of these advances were acquired by special purpose securitisation companies which fund their purchase primarily through the issue of floating rate notes. Where the relevant conditions set out in FRS 5, "Reporting the Substance of Transactions", are met, the proceeds of these note issues are shown as a deduction from the securitised assets on the face of the balance sheet.

Finance leases, instalment credit and operating leases

Assets leased to customers which transfer substantially all the risks and rewards of ownership to the customer are classified as finance leases and, together with instalment credit agreements, are recorded within loans and advances to customers or loans and advances to banks. The net investment in finance leases and instalment credit agreements represents total minimum payments less gross earnings allocated to future periods. All other assets leased to customers are classified as operating leases. These assets are separately disclosed in the balance sheet and are recorded at cost less aggregate depreciation.

Income from finance leases and instalment credit agreements is credited to interest receivable using an actuarial method to give a constant periodic return on the net cash investment. Operating lease rentals are recognised in other operating income on a straight line basis with depreciation charged using an actuarial method to give a constant periodic return on the net cash investment.

Unguaranteed residual values in respect of both finance lease and operating lease assets are reviewed regularly and any impairments identified are charged to operating expenses.

Debt securities

(i) Debt securities and other fixed interest securities held for trading are included at market value with gains or losses included in dealing profits. The difference between the cost and market value of securities held for trading is not disclosed as its determination is not practicable.

(ii) Debt securities and other fixed interest securities held for the longer term are included at cost less amounts written off and adjusted for the amortisation of premiums or discounts arising on purchase of investments redeemable at fixed dates. Such premiums or discounts are taken to interest receivable on a straight line basis over the period to redemption. The use of a straight line basis does not result in a material difference to the amount of amortisation taken to interest receivable compared to the amortisation had a level gross yield basis been used. Gains or losses on realisation are recorded in other operating income as they arise.

(iii) Debt securities sold subject to repurchase agreements are retained within the balance sheet where the Group retains substantially all of the risks and rewards of ownership. Funds received under these arrangements are included within deposits by banks or customer accounts. Conversely, debt securities acquired under commitments to resell are not recognised in the balance sheet as debt securities where substantially all the risks and rewards do not pass to the Group. In this case, the purchase price is included within loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the profit and loss account over the lives of the transactions, within interest payable or interest receivable as appropriate.

Equity shares

Equity shares held for investment are stated at cost less amounts written off. Income from listed equity shares is credited to other operating income on the ex-dividend date and from unlisted equity shares on an equivalent basis.

Investment properties

Investment properties are accounted for in accordance with Statement of Standard Accounting Practice ("SSAP") 19, "Accounting for Investment Properties" and are revalued annually to open market value. Changes in market value are reflected in the revaluation reserve except when an impairment is deemed to be permanent, when the loss is charged directly against the current year's profit.

No depreciation is provided in respect of investment properties. This treatment is a departure from the requirements of the Companies Act which requires all properties to be depreciated. However, the Directors consider that these properties are not held for consumption but for investment and that to depreciate them would not give a true and fair view. The amount of depreciation which might otherwise have been charged cannot be separately identified or quantified as it is not practical to assess the estimated useful lives for investment properties.

Tangible fixed assets and depreciation

Freehold land is not depreciated. Freehold and leasehold property, other than freehold investment properties, is stated at cost and depreciated over 50 years or the length of the lease term if shorter. Improvements to leasehold properties with unexpired lease terms of 50 years or less are stated at cost and are depreciated in equal instalments over the lesser of the remaining life of the lease or eight years. Premiums are amortised over the period of the lease.

The cost of equipment, including fixtures and fittings, vehicles and computer hardware, less estimated residual value, is written off in equal instalments over the expected lives of the assets, generally between three and 15 years. Software development costs which lead to the creation of a definable software asset, subject to a de minimis limit, are capitalised and depreciated over their expected lives, generally four years.

Provision is made for the diminution in value of any tangible fixed asset where impairment is identified. The resulting net book value of the asset is written off over its remaining expected economic life. Impairment charges are included within operating expenses.

Taxation

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date (except as otherwise required by FRS 19), based on the corporation tax rate expected when the timing differences reverse.

Dated and undated loan capital

Dated and undated loan capital is included at the nominal value adjusted for premiums, discounts and expenses, all of which are amortised evenly over the period to redemption or reset. This does not result in a material difference to the amount of amortisation had a level gross yield basis been used.

Interest receivable and payable

Interest receivable and payable is recognised in the profit and loss account on an accruals basis. If the collection of interest is considered doubtful, it is suspended and excluded from interest income in the profit and loss account.

Fees and commissions

Arrangement fees and commissions receivable for the continuing servicing of loans and advances are recognised on the basis of work done. Those receivables in respect of bearing risk, including premiums received by the Group on high loan to value mortgages, are recognised on a straight line basis over the expected period of the advance or risk exposure. Other fees are recognised when receivable.

Fees and commissions payable to third parties are normally charged to the profit and loss account as incurred. For certain categories of business, fees are amortised over a period not exceeding four years.

Mortgage incentives

All costs associated with mortgage incentive schemes are charged in full in the year in which the expense is incurred.

Retirement benefits

The cost of providing retirement pensions and related benefits is charged against profits on a systematic basis over the employees' service lives in accordance with SSAP 24, "Accounting for pension costs".

Foreign currencies

Assets, liabilities and profit and loss accounts are translated at the rates of exchange ruling on the balance sheet date or at the forward exchange rate, as appropriate. Exchange differences arising on the translation of foreign equity investments are taken to reserves and are offset by corresponding differences arising on the translation of related borrowing. All other exchange differences are included in dealing profits.

Collateral and netting

The Group nets loans, deposits and derivative transactions where it enters into master agreements with counterparties to ensure that if an event of default occurs all amounts outstanding with these counterparties will be settled on a net basis. Where the master agreements are collateralised, the collateral will take the form of a transfer of title to the Group in relation to the counterparty's exposure.

Derivatives

Derivative financial instruments used for trading and non-trading purposes include interest rate swaps, cross currency swaps, futures, options, forward rate agreements and caps, floors and collars.

(i) Trading derivatives, which include customer driven and proprietary transactions and hedges thereof, are carried in the accounts at fair value with gains or losses included in dealing profits. The fair value is based on quoted market prices. Where representative market prices are not available, the fair value is determined from appropriate financial models using the actual or modelled cash flows. Fair value adjustments are made, where appropriate, to cover credit risk, liquidity risk and future administrative costs.

(ii) Non-trading derivatives, which are used primarily as a risk management tool for hedging interest rate and foreign exchange rate risk arising on on-balance sheet assets and liabilities, are accounted for on the same basis as the underlying items being hedged.

In order to qualify as a hedge, a derivative must effectively reduce any risk inherent in the hedged item from potential movements in interest rates, exchange rates and market values. Changes in the fair value of the derivative must be highly correlated with changes in the fair value of the underlying hedged item over the life of the hedge contract. Gains and losses on instruments used for hedging purposes are not recognised until the exposure that is being hedged is itself recognised. Where a hedge transaction is terminated early, any profit or loss is spread over the remainder of the original life of the hedge contract. In other circumstances, where the underlying item subject to the hedge is extinguished, the hedge transaction is measured at fair value and any profit or loss is recognised immediately.

1. Net Operating Income

		2004 (£m)		2003 (£m)		2002 (£m)
Net operating income is after taking account of:						
Mortgage incentives		(1,547)		(1,326)		(1,106)
Interest payable on subordinated liabilities		(763)		(650)		(518)
Dealing profits						
Foreign exchange	72		61		59	
Interest related	104		102		95	
Securities trading	32	208	9	172		154
Amounts receivable under finance leases (including capital repayments)		992		793		726
Operating lease rental income		618		541		468
Profit on sale of investment securities		108		43		37
Dividend income from equity shares		13		8		6

Dealing profits arise from the Group's trading book. The types of instrument in which the Group trades are as set out in Note 39.

2. Administrative Expenses

	Notes	2004 (£m)	2003 (£m)	2002 (£m)
Administrative expenses (excluding exceptional items) includes:				
Staff costs	4	1,875	1,755	1,552
Property rentals		149	145	128
Hire of equipment		40	35	25

The Group operates Inland Revenue approved Savings-Related Share Option Schemes in respect of which it relies on the exemption under UITF Abstract 17. Accordingly no cost has been recognised on the grant of Savings-Related Share Options.

3. Exceptional Items

Included within administrative expenses, exceptional costs have been charged as follows:

	2004 (£m)	2003 (£m)	2002 (£m)
HBOS merger integration costs	48	119	153
Mortgage endowment compensation	130		
	178	119	153
Tax effect	(53)	(35)	(41)
	125	84	112

The HBOS merger integration costs relate to the costs of integrating and reorganising Bank of Scotland Group and Halifax Group following merger. Mortgage endowment compensation relates to the estimated costs of redress arising from the sale of mortgage endowments.

4. Staff

	2004 Number	2003 Number	2002 Number
The average number of persons employed by the Group during the year was:			
Full time	52,939	51,047	48,180
Part time	16,304	16,411	15,802
	69,243	67,458	63,982

	2004 (£m)	2003 (£m)	2002 (£m)
The aggregate remuneration payable to those employees comprises:			
Wages and salaries	1,756	1,653	1,531
Social security costs	159	152	126
Other pension costs (Note 8)	175	155	92
Other post-retirement benefits (Note 8)	3	3	2
	2,093	1,963	1,751
Less: long-term assurance business staff costs	(218)	(208)	(199)
Staff costs charged to administrative expenses	1,875	1,755	1,552

Staff costs in respect of long-term assurance business are not charged to administrative expenses but are taken into account in determining the income from long-term assurance business.

5. Directors' Remuneration

	2004 (£000)	2003 (£000)	2002 (£000)
Total emoluments	8,174	6,454	7,153
Total potential pre-tax gains on share options exercised		7	1
Total value of shares vested under long-term incentive schemes	4,257	3,619	

Retirement benefits accrued to six Directors under pension schemes in the year to 31 December 2004 (2003 7 Directors, 2002 8 Directors).

6. Auditors' Remuneration

The aggregate remuneration of KPMG Audit Plc and its associates for audit and other services (excluding VAT) is analysed below.

	2004			2003		
	Within UK (£m)	Outwith UK (£m)	Total (£m)	Within UK (£m)	Outwith UK (£m)	Total (£m)
Group						
Audit services						
Statutory audit	3.9	0.9	4.8	3.7	0.6	4.3
Audit-related regulatory reporting	2.3	0.2	2.5	1.0	0.1	1.1
Total audit services	6.2	1.1	7.3	4.7	0.7	5.4
Further assurance services	1.9	0.1	2.0	2.0	0.1	2.1
Tax services						
Compliance services	0.1	0.2	0.3	0.1		0.1
Advisory services	0.8	0.3	1.1	0.5	0.3	0.8
Total tax services	0.9	0.5	1.4	0.6	0.3	0.9
Other services	0.8	0.1	0.9	0.7	0.4	1.1
Total non-audit services	3.6	0.7	4.3	3.3	0.8	4.1
Total	9.8	1.8	11.6	8.0	1.5	9.5

6. Auditors' Remuneration (continued)

In respect of the year ended 31 December 2002, the aggregate remuneration of KPMG Audit Plc and its associates for audit and other services (excluding VAT) was presented on a different basis as shown below.

	2002		
	Within UK (£m)	*Outwith UK (£m)*	*Total (£m)*
Group			
Statutory audits	3.1	0.6	3.7
As auditors or reporting accountants	3.3	0.3	3.6
	6.4	0.9	7.3
Accounting advisory and consultancy	2.8	0.1	2.9
Tax advisory	0.8	0.2	1.0
Merger and acquisitions	0.5		0.5
	10.5	1.2	11.7

Non-audit fees include £0:4 million which has been capitalised by the Group in the year ended 31 December 2004 (2003 £0.5 million, 2002 £0.7 million).

Each year the Audit Committee reviews the policy covering the engagement of the external auditors to undertake non-audit work on behalf of the Group.

7. Operating Leases

	Group					
	2004 Property (£m)	*2004 Other (£m)*	*2003 Property (£m)*	*2003 Other (£m)*	*2002 Property (£m)*	*2002 Other (£m)*
There are commitments to make payments in the following year in respect of non-cancellable operating leases which expire:						
within 1 year	6	2	2	2	3	2
between 1 and 5 years	31	14	19	23	19	35
after 5 years	108		106	4	106	2
	145	16	127	29	128	39

8. Pension Costs

The Group operates several pension schemes. The principal defined benefit schemes are the Halifax Retirement Fund and the Bank of Scotland 1976 Pension Scheme (together, 'the Schemes'), which are funded schemes. These Schemes cover 90 per cent. of the Group's pensionable employees in schemes providing defined benefits, based on final pensionable salary. The assets of the Schemes are held in Trust Funds which are independent of the Group's own assets.

In determining the level of contributions required to be made to the Schemes and the relevant charges to the Group's profit and loss account, the Group has been independently advised by Watson Wyatt LLP, Actuaries and Consultants. The most recently published formal valuations of the Halifax Retirement Fund and the Bank of Scotland 1976 Pension Scheme were carried out as at 31 March 2003 and 31 December 2001, respectively. The financial assumptions are derived based upon the economic conditions prevailing at the date of valuation. The different assumptions between the two Schemes are as a consequence of their differing valuation dates. The main financial assumptions adopted for these calculations were as follows:

	Halifax Retirement Fund Rates per annum %	*Bank of Scotland 1976 Pension Scheme Rates per annum %*
Future price inflation	2.50	2.50
Return on new investments	6.75	6.60
Return on existing investments	7.10	6.00
Increases in earnings[1]	3.50[3]	3.50
Increases in pensions[2]	3.25[4]	2.50

Notes:

(1) In addition to the general assumed rate of salary increases, there is a separate assumed salary scale of increases due to promotions and increasing seniority.

(2) The pension increase is on the excess over the Guaranteed Minimum Pension.

(3) This assumption applies for the first five years and thereafter 4 per cent. p.a. is assumed.

(4) The pension increase assumption reflects the guaranteed minimum increase of 3 per cent. p.a. applying in the Halifax Retirement Fund.

The pension costs for accounting purposes for 2004 and 2003 have been calculated using the same assumptions as those adopted for the formal valuations with the exception that note (3) above does not apply.

For 2004 and 2003, the following disclosures are based on these assumptions using the projected unit method of valuation. The 2002 disclosures in respect of the Halifax Retirement Fund are based on the assumptions used in the valuation carried out as at 31 March 2000.

	Halifax Retirement Fund	*Bank of Scotland 1976 Pension Scheme*
Effective date of valuation	31 March 2003	31 December 2001
Market value of assets	£1,339m	£1,409m
Asset cover level	85%	98%
Regular pension charge (as a percentage of pensionable salaries)	12.9%*	15.9%

* This charge reduced from 15.0 per cent. in April 2004 following a change to the scheme rules to remove a 3 per cent. p.a. minimum pension increase.

The asset cover levels disclosed in the above table represent the ratios of the respective Schemes' assets to the value of the benefits that had accrued to members and pensioners at the valuation dates after allowing for expected future increases in earnings and pensions.

The regular pension charges have been adjusted by spreading surplus assets or shortfalls in each of the Schemes over the average future working lifetimes of the memberships (15 years for the Halifax Retirement Fund and 16 years for the Bank of Scotland 1976 Pension Scheme) by fixed capital installments plus interest on the reducing balances. These elements, together with interest on the opening balance sheet positions result in a charge of £85 million (2003 £74 million, 2002 £12 million) in respect of the Halifax Retirement Fund and £58 million (2003 £56 million, 2002 £54 million) in respect of the Bank of Scotland 1976 Pension Scheme. Included within the Bank of Scotland 1976 Pension Scheme charge is an exceptional charge of £2 million (2003 £1 million, 2002 £1 million). The increase in the current pension cost for the Halifax Retirement Fund in 2003 reflects the formal triennial valuation as at 31 March 2003.

Contributions to the Schemes of £146 million were paid during 2004 (2003 £138 million, 2002 £72 million). As contributions differed from the amount charged in the Profit and Loss Account a pension prepayment of £38 million (2003 £36 million, 2002 £35 million) in respect of the Halifax Retirement Fund and a provision of £74 million (2003 £75 million, 2002 £82 million) for future contributions in respect of the Bank of Scotland 1976 Pension Scheme are included in the Balance Sheet. This leads to an aggregate provision of £36 million (2003 £39 million, 2002 £47 million). The Group currently contributes to the Halifax Retirement Fund at a rate of 13.6 per cent. of pensionable salaries, plus 0.3 per cent. of life assurance only members' pensionable salaries plus additional lump sum payments of £2.5 million per month and to the Bank of Scotland 1976 Pension Scheme at a rate of 16.6 per cent. of pensionable salaries.

The pension costs charged in the Profit and Loss Account include £34 million (2003 £26 million, 2002 £27 million) relating to schemes other than the Schemes. These costs are net of an amount of £6 million (2003 £6 million, 2002 £7 million) in respect of The Equitable Pension and Life Assurance Scheme ('The Equitable Pension Scheme') which The Equitable is obliged to reimburse to the Group.

Other Post-Retirement Benefits

The Group also provides post-retirement health care benefits and concessionary rate mortgages for certain pensioners and dependent spouses. An independent actuarial review as at 31 December 2004 estimated the present value of the accumulated other post-retirement benefit obligations at £41 million for the Group (2003 £40 million, 2002 £38 million). The main additional financial assumption used was that over the long-term the rate of increase in health care costs would be 6.75 per cent. per annum, being 4.25 per cent. per annum higher than the rate of inflation. The charge for the year ended 31 December 2004 for other post-retirement benefits was £3 million (2003 £3 million, 2002 £2 million). Included in provisions for liabilities and charges is £38 million (2003 £37 million, 2002 £35 million) which represents the accrued amount for other post-retirement benefits.

FRS 17

Under the transitional arrangements of FRS 17 the Group continues to account for retirement benefits in accordance with SSAP 24 as detailed above. The following additional disclosures under FRS 17 are required by way of narrative only.

The actuarial valuations used in assessing the FRS 17 disclosures for 2004 and 2003 are:

- the Halifax Retirement Fund valuation as at 31 March 2003; and
- the Bank of Scotland 1976 Pension Scheme valuation as at 31 December 2001.

The 2002 disclosure in respect of the Halifax Retirement Fund are based on the actuarial valuation as at 31 March 2000.

These are the principal schemes for the Group but additional FRS 17 disclosure has been provided for all other defined benefit schemes within the Group. These are detailed below under the heading "Other Schemes".

For the Schemes and Other Schemes, each actuarial valuation is updated by qualified actuaries, principally Watson Wyatt LLP, to take account of the requirements of FRS 17 and to assess the assets and liabilities of the schemes as at 31 December. Scheme assets are stated at their market value.

The liabilities of the Schemes and Other Schemes under FRS 17 were calculated using the Projected Unit method using the following financial assumptions:

	Rates per annum 31 December 2004 %	*Rates per annum 31 December 2003* %	*Rates per annum 31 December 2002* %
Future price inflation	2.80	2.80	2.40
Discount rate	5.45	5.60	5.80
Increases in earnings (1)	3.80	3.80	3.40
Increases in pensions (2)	2.80	2.80	2.40

Notes:

(1) In addition to the general assumed rate of salary increases, there is a separate assumed salary scale of increases due to promotions and increasing seniority.

(2) The pension increase is on the excess over the Guaranteed Minimum Pension. Pensions which are guaranteed to increase at a rate of 3.0 per cent. p.a. have been assumed to increase at 3.25 per cent. for the 2003 and 2004 calculations (3.0 per cent. for 2002).

8. Pension Costs (continued)

The above rates apply to all Other Schemes with the exception of the schemes within Bank of Scotland (Ireland) Ltd, which are not significant.

The Schemes are closed to new entrants. Under the Projected Unit method, the current service cost will increase as members of the Schemes approach retirement.

The assets of the Schemes and the expected rates of return were:

	Long-term Expected rate of return per annum at 31 December 2004 %	*Value at 31 December 2004 (£m)*	*Long-term Expected rate of return per annum at 31 December 2003 %*	*Value at 31 December 2003 (£m)*	*Long-term Expected rate of return per annum at 31 December 2002 %*	*Value at 31 December 2002 (£m)*
Equities	8.20	2,872	8.50	2,469	8.50	2,157
Bonds	5.00	382	5.20	303	5.00	269
Property	6.60	146	6.80	89	6.80	82
Cash	3.80	29	3.80	231	3.80	84
Total market value of assets		3,429		3,092		2,592
Present value of liabilities of the Schemes		4,872		4,325		3,546
Deficit in the Schemes		(1,443)		(1,233)		(954)
Deferred tax asset		433		370		286
Net pension liability		(1,010)		(863)		(668)

The assets of the Other Schemes and the expected rates of return were:

	Long-term Expected rate of return per annum at 31 December 2004 %	*Value at 31 December 2004 (£m)*	*Long-term Expected rate of return per annum at 31 December 2003 %*	*Value at 31 December 2003 (£m)*	*Long-term Expected rate of return per annum at 31 December 2002 %*	*Value at 31 December 2002 (£m)*
Equities	8.20	506	8.50	436	8.50	314
With-profits Investments	5.45	111	5.60	106	5.80	79
Bonds	5.00	134	5.20	112	5.00	124
Property	6.60	10	6.80	18	6.80	19
Cash	3.80	11	3.80	12	3.80	33
Total market value of assets		772		684		569
Present value of liabilities of the Other Schemes		1,024		947		751
Deficit in the Other Schemes		(252)		(263)		(182)
Deferred tax asset		76		79		55
Net pension liability		(176)		(184)		(127)

The above rates apply to all Other Schemes with the exception of the schemes within Bank of Scotland (Ireland) Ltd, which are not significant.

The movement in the deficit in the Schemes and Other Schemes ("Group Schemes") during the year can be analysed as follows:

	Year ended 31 December 2004			*Year ended 31 December 2003*			*Year ended 31 December 2002*		
	The Schemes (£m)	*Other Schemes (£m)*	*Total (£m)*	*The Schemes (£m)*	*Other Schemes (£m)*	*Total (£m)*	*The Schemes (£m)*	*Other Schemes (£m)*	*Total (£m)*
(Deficit)/Surplus in the Group Schemes at beginning of year	(1,233)	(263)	(1,496)	(954)	(182)	(1,136)	2	(27)	(25)
Contributions paid	146	48	194	138	49	187	72	42	114
Current service cost	(171)	(22)	(193)	(142)	(22)	(164)	(128)	(22)	(150)
Past service cost	(8)	(9)	(17)	(3)	(15)	(18)	(16)	(6)	(22)
Other finance income	4	(2)	2	6	(4)	2	46	4	50
Actuarial loss	(181)	(4)	(185)	(278)	(89)	(367)	(930)	(173)	(1,103)
Deficit in the Group Schemes at end of year	(1,443)	(252)	(1,695)	(1,233)	(263)	(1,496)	(954)	(182)	(1,136)

8. Pension Costs (continued)

Components of defined benefit cost for the year

	Year ended 31 December 2004			Year ended 31 December 2003			Year ended 31 December 2002		
	The Schemes (£m)	Other Schemes (£m)	Total (£m)	The Schemes (£m)	Other Schemes (£m)	Total (£m)	The Schemes (£m)	Other Schemes (£m)	Total (£m)
Analysis of amount that would be charged to operating profit									
Current service cost	171	22	193	142	22	164	128	22	150
Past service cost	8	9	17	3	15	18	16	6	22
Total that would be charged to operating profit	179	31	210	145	37	182	144	28	172
Analysis of amount that would be credited to other finance income									
Interest on pension scheme liabilities	239	52	291	202	44	246	188	36	224
Expected return on assets in pension scheme	(243)	(50)	(293)	(208)	(40)	(248)	(234)	(40)	(274)
Net amount that would be credited to other finance income	(4)	2	(2)	(6)	4	(2)	(46)	(4)	(50)
Total potential profit and loss charge before deduction for tax	175	33	208	139	41	180	98	24	122
Analysis of amounts that would be recognised in Statement of Total Recognised Gains and Losses (STRGL)									
(Gain)/loss on scheme assets	(34)	(26)	(60)	(236)	(48)	(284)	829	163	992
Experience (gain)/loss on scheme liabilities	55	(12)	43	(18)	24	6	7	(8)	(1)
Loss on change of assumptions (financial and demographic)	160	42	202	532	113	645	94	18	112
Total potential loss recognised in STRGL before tax	181	4	185	278	89	367	930	173	1,103

History of experience gains and losses

	(Gain)/loss on scheme assets		Experience (gain)/loss on scheme liabilities		Total potential loss recognised in STRGL before tax	
	Amount (£m)	% of scheme assets at end of year	Amount (£m)	% of scheme liabilities at end of year	Amount (£m)	% of scheme liabilities at end of year
Year ended 31 December 2004						
The Schemes	(34)	1	55	1	181	4
Other Schemes	(26)	3	(12)	1	4	
Total	(60)	1	43	1	185	3
Year ended 31 December 2003						
The Schemes	(236)	8	(18)		278	6
Other Schemes	(48)	7	24	3	89	9
Total	(284)	8	6		367	7
Year ended 31 December 2002						
The Schemes	829	32	7		930	26
Other Schemes	163	29	(8)	1	173	23
Total	992	31	(1)		1,103	26

Included within Other Schemes is The Equitable Pension Scheme. At 31 December 2004, under FRS 17, a deficit of £37 million (2003 £55 million, 2002 £51 million) and a profit and loss charge of £13 million (2003 £22 million, 2002 £14 million) would arise. The Equitable is, however, obliged to reimburse the Group for certain excess costs of funding this scheme. The contributions to Other Schemes referred to above are those paid by the Group and do not take account of amounts to be reimbursed by The Equitable.

8. Pension Costs (continued)

Other Post-Retirement Benefits

An independent actuarial review as at 31 December 2004 estimated the present value of the accumulated other post-retirement benefit obligations under FRS 17 at £46 million (2003 £44 million, 2002 £40 million) for the Group. There are no assets backing these obligations, and hence the notional balance sheet provision under FRS 17 is also £46 million (2003 £44 million, 2002 £40 million). The notional charge in relation to these benefits amounted to £3 million (2003 £3 million, 2002 £3 million). The main additional financial assumption used was that the long-term rate of increase in health care costs would be 5.45 per cent. per annum, which is in line with the discount rate.

9. Taxation

	2004 (£m)	*2003 (£m)*	*2002 (£m)*
UK Corporation Tax at 30 per cent. (2003 and 2002 30 per cent.)	855	737	519
Relief for overseas taxation	(29)	(21)	(17)
	826	716	502
Tax relating to change in value of long-term assurance business (Note 27)	178	103	51
	1,004	819	553
Overseas taxation	168	120	107
Share of joint ventures' taxation	15	24	12
Share of other associated undertakings' taxation	9	6	5
Total current corporation tax	1,196	969	677
Deferred taxation (Note 32(i))	114	122	158
Tax on profit on ordinary activities	1,310	1,091	835

The tax assessed for the year is lower than the standard rate of corporation tax in the UK (30 per cent.). The differences are explained below:

	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Profit on ordinary activities before taxation	4,592	3,766	2,909
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30 per cent. (2003 and 2002 – 30 per cent.)	1,378	1,130	873
Effects of:			
Expenses not deductible for tax purposes	64	72	50
Capital allowances in excess of depreciation	(113)	(151)	(154)
Net effect of differing tax rates overseas	(20)	(47)	(28)
Book gains covered by capital losses/indexation	(4)	(1)	(5)
Deductible interest on innovative tier 1 capital	(48)	(43)	(33)
Differing tax rates for life assurance business	(22)	(40)	(3)
Expenditure qualifying for capital alowances			6
Amounts written off fixed asset investments	14	(1)	10
Tax deductible contributions to Qualifying Employee Share Trust			(4)
Other timing differences	(1)	62	(18)
Adjustments in respect of previous periods	(59)	(14)	(15)
Others	7	2	(2)
Current corporation tax charge for year	1,196	969	677

10. Dividends

	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Ordinary dividend			
Interim dividend of 10.8p per ordinary share (2003 10.3p, 2002 9.8p)	422	395	370
Proposed final dividend of 22.15p per ordinary share (2003 20.6p, 2002 19.6p)	870	793	742
Adjustments	(6)	(5)	28
	1,286	1,183	1,140
Preference dividends paid	25	25	25
payable	12	12	12
	37	37	37
	1,323	1,220	1,177

10. Dividends (continued)

The adjustment in 2004 of £6 million (2003 £5 million, 2002 £4 million) results from the waiver of dividends by the No.1 Employee Share Ownership Trust and the HBOS Qualifying Employee Share Ownership Trust which took place subsequent to the dividends being accrued but before the ex-dividend date. An additional adjustment in 2002 of £32 million arose from the 2001 final dividend payable in respect of 172.5 million Ordinary Shares issued by means of a share placing subsequent to the dividends being accrued.

11. Retained Profit

	2004 (£m)	*2003 (£m)*	*2002 (£m)*
The profit of the Group has been retained by:			
HBOS	277	124	3,494
Subsidiary undertakings	1,452	1,138	(2,723)
	1,729	1,262	771
Joint ventures and other associated undertakings	5	(30)	(32)
	1,734	1,232	739

By virtue of the exemption contained within section 230 of the Companies Act, the Profit and Loss Account of HBOS is not presented. Of the profit attributable to shareholders, £1,598 million (2003 £1,344 million, 2002 £4,671 million) has been dealt with in the accounts of HBOS.

12. Earnings per Ordinary Share

Basic and diluted earnings per Ordinary Share are based upon Group profit attributable to Ordinary Shareholders of £3,020 million (2003 £2,415 million, 2002 £1,879 million). The underlying earnings per Ordinary Share are based upon Group profit attributable to Ordinary Shareholders (before exceptional items and goodwill amortisation but after tax) of £3,260 million (2003 £2,602 million, 2002 £2,083 million). For the basic and underlying earnings per Ordinary Share the weighted average number of 25p Ordinary Shares of 3,867 million (2003 3,800 million, 2002 3,716 million) is used and for the diluted earnings per Ordinary Share the weighted average number of actual and potential 25p Ordinary Shares of 3,890 million (2003 3,823 million, 2002 3,743 million) is used. Group profit attributable to Ordinary Shareholders equals profit attributable to shareholders of £3,057 million (2003 £2,452 million, 2002 £1,916 million) less preference dividends of £37 million (2003 £37 million, 2002, £37 million). The weighted average number of actual and potential Ordinary Shares in issue is detailed below:

	2004 Number (million)	*2003 Number (million)*	*2002 Number (million)*
Actual weighted average number of shares in issue	3,867	3,800	3,716
Adjustment for weighted average number of shares on which options have been granted but not yet exercised	23	23	27
Potential weighted average number of shares in issue	3,890	3,823	3,743

The calculation of the underlying earnings per Ordinary Share, noted below, has been included to enable shareholders to assess the underlying trading performance.

	2004 (p)	*2003 (p)*	*2002 (p)*
Basic earnings per share	78.1	63.6	50.6
Exceptional items	3.2	2.2	3.0
Goodwill amortisation	3.0	2.7	2.5
Underlying earnings per share	84.3	68.5	56.1

13. Treasury Bills and Other Eligible Bills

	Group					
		2004		2003		2002
	Book Value (£m)	*Market Value (£m)*	*Book Value (£m)*	*Market Value (£m)*	*Book Value (£m)*	*Market Value (£m)*
Investment securities						
Treasury bills and similar securities	2,850	2,849	6,226	6,224	3,704	3,707
Other eligible bills	855	855	387	390	302	303
	3,705	3,704	6,613	6,614	4,006	4,010
Other securities						
Treasury bills and similar securities	499	499	1,315	1,315	1,118	1,118
Other eligible bills	123	123	136	136	840	840
	622	622	1,451	1,451	1,958	1,958
	4,327	4,326	8,064	8,065	5,964	5,968

The movement on treasury bills and other eligible bills held for investment purposes was as follows:

	2004 (£m)	*2003 (£m)*
At 1 January	6,613	4,006
Exchange translation	8	125
Additions	11,115	10,422
Disposals	(14,110)	(8,074)
Amortisation	79	134
At 31 December	3,705	6,613
Aggregate unamortised discounts net of premiums at 31 December	18	14

14. Loans and Advances to Banks

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Repayable on demand or at short notice	5,845	6,271	3,159
Other loans and advances repayable			
in 3 months or less excluding on demand or at short notice	10,334	5,592	6,551
1 year or less but over 3 months	1,511	3,829	1,776
5 years or less but over 1 year	59	68	282
over 5 years	7	188	70
Loans and advances to banks	17,756	15,948	11,838

15. Loans and Advances to Customers

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Repayable on demand or at short notice	24,220	21,494	18,469
Other loans and advances repayable			
in 3 months or less excluding on demand or at short notice	37,118	33,352	24,008
1 year or less but over 3 months	15,366	14,298	11,514
5 years or less but over 1 year	51,299	37,929	34,613
over 5 years	162,140	161,709	147,876
	290,143	268,782	236,480
Provisions for bad and doubtful debts (Note 17)	(2,494)	(2,252)	(2,024)
Interest in suspense	(138)	(148)	(141)
Loans and advances to customers	287,511	266,382	234,315

At 31 December 2004, there were loans and advances to customers of £7,738 million (2003 £6,652 million, 2002 £4,588 million) outstanding from joint ventures and other associated undertakings.

15. Loans and Advances to Customers (continued)

Loans and advances to customers include finance lease receivables of £4,758 million (2003 £4,911 million, 2002 £4,287 million). Assets acquired in the year for letting under finance leases amounted to £873 million (2003 £1,660 million, 2002 £1,047 million).

The Group's lending exposure after the deduction of non-returnable finance and before the deduction of provisions for bad and doubtful debts and interest in suspense is analysed below.

	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Agriculture, forestry and fishing	1,327	1,195	1,096
Energy	1,347	1,613	1,591
Manufacturing industry	6,206	6,058	5,836
Construction and property	31,583	28,198	20,591
Hotels, restaurants and wholesale and retail trade	10,299	8,962	8,410
Transport, storage and communication	4,817	4,263	5,107
Financial	12,854	8,257	6,867
Other services	17,958	15,698	12,788
Individuals			
Home mortgages	170,098	163,992	147,470
Other personal lending	22,446	19,235	16,560
Overseas residents	11,208	11,311	10,164
	290,143	268,782	236,480

Loans and advances to customers which have been securitised and which meet the criteria set out in FRS 5 "Reporting the Substance of Transactions", for a linked presentation format are shown below.

		At 31 December 2004		*At 31 December 2003*		*At 31 December 2002*	
	Assets Securitised	*Gross assets Securitised (£m)*	*Non-Returnable Finance (£m)*	*Gross assets Securitised (£m)*	*Non-Returnable Finance (£m)*	*Gross assets Securitised (£m)*	*Non-Returnable Finance (£m)*
SWAN Trust Mortgages	Mortgages	79	79	120	120	150	150
Mound Financing (No. 1) PLC	Mortgages	617	616	617	616	750	748
Mound Financing (No. 2) PLC	Mortgages	525	524	525	524	750	748
Melrose Financing No. 1 plc	Corporate Loans	900	693	1,500	1,445	1,500	1,444
Permanent Financing (No. 1) PLC	Mortgages	2,934	2,930	2,934	2,930	3,479	3,474
Permanent Financing (No. 2) PLC	Mortgages	4,086	4,082	4,762	4,758		
Mound Financing (No. 3) PLC	Mortgages	2,261	2,258	2,261	2,258		
Permanent Financing (No. 3) PLC	Mortgages	3,796	3,791	4,500	4,495		
Permanent Financing (No. 4) PLC	Mortgages	6,122	6,116				
Permanent Financing (No. 5) PLC	Mortgages	3,956	3,952				
Permanent Financing (No. 6) PLC	Mortgages	3,853	3,849				
		29,129	28,890	17,219	17,146	6,629	6,564

These special purpose vehicles, all of which are ultimately beneficially owned by charitable trusts, have been funded primarily through the issue of floating rate notes. Neither HBOS nor its subsidiary undertakings are required to support any losses that may be suffered by the noteholders in accordance with the terms of the notes nor is it intended to do so. The noteholders have agreed in writing that repayment of the non-recourse funding facilities will be made solely from the cashflows generated by the underlying loan portfolios. When all liabilities to the noteholders have been discharged any proceeds from assets in addition to the non-returnable amounts already received in the securitisation companies accrue to HBOS or its subsidiary undertakings.

Neither HBOS nor its subsidiary undertakings have the right or obligation to repurchase any securitised advance unless it has been in breach of warranty.

HBOS Group undertakings and third parties have entered into a number of interest rate swaps with the securitisation undertakings, the intention of which is to swap all or part of the interest flows from customers into variable rate interest flows to match the variable rate interest payable to the noteholders.

In March 2004 £6,122 million of mortgage loans were securitised through Permanent Financing (No. 4) PLC. In July 2004 £3,956 million of mortgage loans were securitised through Permanent Financing (No. 5) PLC. In November 2004, £3,853 million of mortgage loans were securitised through Permanent Financing (No. 6) PLC.

In March 2003 £4,762 million of mortgage loans were securitised through Permanent Financing (No.2) PLC. In June 2003 £2,261 million of mortgage loans were securitised through Mound Financing (No.3) PLC. In November 2003, £4,500 million of Mortgage loans were securitised through Permanent Financing (No.3) PLC.

15. Loans and Advances to Customers (continued)

In aggregate the securitisation undertakings had net interest income of £39.7 million (2003 £27.4 million, 2002 £8.8 million), operating expenses of £28.6 million (2003 £17.6 million, 2002 £6.3 million), provisions for bad and doubtful debts of £11.1 million (2003 £9.8 million, 2002 £2.5 million), resulting in a profit for the year of £nil (2003 £nil, 2002 £nil).

Loans and advances include advances of £14,885 million (2003 £6,415 million, 2002 £nil) which have been sold by a subsidiary of HBOS to bankruptcy remote special purpose vehicles, funded by the issue of Covered Bonds on terms whereby the rewards and some of the risks of the portfolio have been retained by the subsidiary. Accordingly, these advances have been retained on the Group's balance sheet with the Covered Bonds being included within debt securities in issue (Note 30). Loans and advances also include certain portfolios of advances of £1,824 million (2003 £290 million, 2002 £300 million) which have been securitised and which did not qualify for linked presentation (Note 30).

16. Non-performing Assets

Non-performing loans and advances amount to £5,866 million (2003 £4,951 million, 2002 £4,206 million) including £1,225 million (2003 £1,107 million, 2002 £1,192 million) of advances on which interest is being held in suspense. Net of provisions and interest in suspense, non-performing loans and advances amount to £3,234 million (2003 £2,551 million, 2002 £2,041 million).

17. Provisions for Bad and Doubtful Debts

	Group		
	Specific (£m)	*General (£m)*	*Total (£m)*
At 1 January 2003	1,321	703	2,024
New provisions less releases	989	81	1,070
Amounts written off	(827)		(827)
Acquisitions and transfers	(27)	(3)	(30)
Exchange movements	4	11	15
Cumulative provisions as at 31 December 2003	1,460	792	2,252
New provisions less releases	989	81	1,070
Recoveries of amounts previously written off	(45)		(45)
Net charge to profit and loss account – 2003	944	81	1,025
At 1 January 2004	1,460	792	2,252
New provisions less releases	1,200	43	1,243
Amounts written off	(1,044)		(1,044)
Acquisitions and transfers	50		50
Exchange movements	(5)	(2)	(7)
Cumulative provisions as at 31 December 2004	1,661	833	2,494
New provisions less releases	1,200	43	1,243
Recoveries of amounts previously written off	(42)		(42)
Net charge to profit and loss account – 2004	1,158	43	1,201

18. Debt Securities

	2004				2003				2002			
	Issued by Public Bodies (£m)	*Issued by Others (£m)*	*Total (£m)*	*Market Value (£m)*	*Issued by Public Bodies (£m)*	*Issued by Others (£m)*	*Total (£m)*	*Market Value (£m)*	*Issued by Public Bodies (£m)*	*Issued by Others (£m)*	*Total (£m)*	*Market Value (£m)*
Group												
Investment securities												
Listed												
British Government Securities	351		351	351	562		562	561	521		521	524
Others	2,884	20,050	22,934	23,079	1,430	16,756	18,186	18,200	1,318	14,086	15,404	15,402
Unlisted												
Certificates of deposit issued by banks and building societies		5,470	5,470	5,470		3,040	3,040	3,040		1,962	1,962	1,963
Others		9,332	9,332	9,392	265	7,686	7,951	7,950	266	7,015	7,281	7,207
Total investment securities	3,235	34,852	38,087	38,292	2,257	27,482	29,739	29,751	2,105	23,063	25,168	25,096
Other securities												
Listed	392	6,876	7,268	7,268	540	2,749	3,289	3,289	486	1,826	2,312	2,312
Unlisted		13,952	13,952	13,952		18,462	18,462	18,462		16,844	16,844	16,844
	3,627	55,680	59,307	59,512	2,797	48,693	51,490	51,502	2,591	41,733	44,324	44,252
of which:												
maturing within 1 year			21,992				23,913				21,426	
maturing in 1 year and over			37,315				27,577				22,898	
			59,307				51,490				44,324	

The movement on debt securities held as investment securities is as follows:

	Group 2004			Group 2003		
	Amortised Cost (£m)	*Aggregate amount written off (£m)*	*Book Value (£m)*	*Amortised Cost (£m)*	*Aggregate amount written off (£m)*	*Book Value (£m)*
At 1 January	29,779	(40)	29,739	25,194	(26)	25,168
Exchange translation	(1,441)		(1,441)	(761)		(761)
Additions	28,377		28,377	23,223		23,223
Amortisation	7		7	2		2
Disposals	(18,588)		(18,588)	(17,879)		(17,879)
Amount written off		(7)	(7)		(14)	(14)
At 31 December	38,134	(47)	38,087	29,779	(40)	29,739
Aggregate unamortised discount at 31 December	(79)		(79)	(33)		(33)

Debt securities include securities with a market value of £1,702 million (2003 £6,467 million, 2002 £662 million) sold subject to agreement to repurchase.

Debt securities include securities pledged as collateral amounting to £10,666 million (2003 £11,030 million, 2002 £12,416 million).

Debt securities include asset backed securities of £14,507 million (2003 £12,824 million, 2002 £9,320 million) which are held in bankruptcy remote special purpose vehicles, funded by the issue of commercial paper on terms whereby some of the rewards and risks of the portfolio have been retained by the Group. The transaction does not qualify for linked presentation under FRS 5 and the asset backed securities have therefore been retained on the Group balance sheet with commercial paper being included within debt securities in issue Note 30.

19. Equity Shares

Investment Securities	Listed Cost (£m)	Listed Aggregate amount written off (£m)	Listed Book Value (£m)	Unlisted Cost (£m)	Unlisted Aggregate amount written off (£m)	Unlisted Book Value (£m)	Group Total Book Value (£m)
At 1 January 2003	59	(2)	57	196	(30)	166	223
Exchange translation	1		1	(1)		(1)	
Additions	1		1	49		49	50
Disposals	(11)		(11)	(31)		(31)	(42)
Amounts written off		(5)	(5)		(10)	(10)	(15)
At 31 December 2003	50	(7)	43	213	(40)	173	216
Exchange translation				(2)		(2)	(2)
Additions	5		5	38		38	43
Disposals	(4)		(4)	(33)	2	(31)	(35)
Amounts written off		(5)	(5)		(9)	(9)	(14)
At 31 December 2004	51	(12)	39	216	(47)	169	208

The total fair value of investments as at 31 December 2004 for the Group was £326 million (2003 £393 million, 2002 £274 million) including £53 million (2003 £105 million, 2002 £96 million) in respect of the market value of listed equity shares.

20. Interests in Associated Undertakings

(i) Interests in Joint Ventures

	Group Acquired Book Value (£m)	Equity Adjustments (£m)	Share of Net Tangible Assets (£m)	Goodwill (£m)	Book Value (£m)
At 1 January 2003	271	(94)	177	104	281
Acquisitions and subscriptions of capital	79		79		79
Disposals	(47)	1	(46)		(46)
Share of retained losses		(44)	(44)		(44)
Goodwill amortisation				(6)	(6)
At 31 December 2003	303	(137)	166	98	264
Acquisitions and subscriptions of capital	29		29		29
Disposals	(11)	(4)	(15)		(15)
Share of retained losses		(17)	(17)		(17)
Goodwill amortisation				(7)	(7)
At 31 December 2004	321	(158)	163	91	254

All the interests in joint ventures are unlisted.

(ii) Interests in Other Associated Undertakings

	Group Acquired Book Value (£m)	Equity Adjustments (£m)	Share of Net Tangible Assets (£m)	Goodwill (£m)	Book Value (£m)
At 1 January 2003	145	27	172		172
Acquisitions and subscriptions of capital	18		18		18
Disposals	(19)	1	(18)		(18)
Share of retained profits		20	20		20
At 31 December 2003	144	48	192		192
Acquisitions and subscriptions of capital	5		5		5
Transfer to subsidiary undertaking	(10)	(32)	(42)		(42)
Disposals	(10)	(4)	(14)		(14)
Share of retained profits		29	29		29
At 31 December 2004	129	41	170		170

All the interests in other associated undertakings are unlisted.

The main joint ventures and other associated undertakings are listed in Note 52.

21. Interests in Group Undertakings

(i) Shares in Group Undertakings

	Banks (£m)	*Others (£m)*	*Total (£m)*
At cost at 1 January 2003	4,554	5,486	10,040
Subscriptions of capital	1,200	640	1,840
At cost at 31 December 2003	5,754	6,126	11,880
Exchange translation		(19)	(19)
Subscriptions of capital	46	25	71
Redemptions of capital		(450)	(450)
At cost at 31 December 2004	5,800	5,682	11,482

(ii) Loans to Group Undertakings

	Banks (£m)	*Others (£m)*	*Total (£m)*
Advanced during 2003	2,003	500	2,503
At cost at 31 December 2003	2,003	500	2,503
Advanced in the year	1,631	27	1,658
At cost at 31 December 2004	3,634	527	4,161
Total Interests in Group Undertakings			
At 31 December 2004	9,434	6,209	15,643
At 31 December 2003	7,757	6,626	14,383
At 31 December 2002	4,554	5,486	10,040

The main subsidiary undertakings of HBOS are listed in Note 53.

22. Intangible Fixed Assets

	Goodwill (£m)
Cost	
At 1 January 2003	1,647
Exchange translation	10
Additions	328
At 31 December 2003	1,985
Exchange translation	(7)
Additions	10
At 31 December 2004	1,988
Amortisation and provisions for impairment	
At 1 January 2003	213
Amortisation charged in year	97
At 31 December 2003	310
Amortisation charged in year	108
At 31 December 2004	418
Net Book Value	
At 31 December 2004	1,570
At 31 December 2003	1,675
At 31 December 2002	1,434

Goodwill on acquisitions is capitalised and amortised by equal instalments over its estimated useful life not exceeding 20 years.

23. Tangible Fixed Assets

	Group		
	Cost or Valuation (£m)	*Depreciation (£m)*	*Book Value (£m)*
Property			
At 1 January 2003	1,309	(453)	856
Exchange translation	5	1	6
Additions	117		117
Revaluation of investment properties	1		1
Disposals	(48)	12	(36)
Depreciation for year		(46)	(46)
At 31 December 2003	1,384	(486)	898
Exchange translation	(1)		(1)
Additions	58		58
Revaluation of investment properties	5		5
Disposals	(37)	18	(19)
Depreciation for year		(60)	(60)
At 31 December 2004	1,409	(528)	881

	Group		
	Cost or Valuation (£m)	*Depreciation (£m)*	*Book Value (£m)*
Equipment			
At 1 January 2003	1,966	(1,151)	815
Exchange translation	20	(15)	5
Additions	246		246
Disposals	(419)	399	(20)
Depreciation for year		(237)	(237)
At 31 December 2003	1,813	(1,004)	809
Exchange translation	(5)	4	(1)
Additions	302		302
Disposals	(89)	29	(60)
Depreciation for year		(247)	(247)
At 31 December 2004	2,021	(1,218)	803
Total tangible fixed assets at 31 December 2004	3,430	(1,746)	1,684
Total tangible fixed assets at 31 December 2003	3,197	(1,490)	1,707
Total tangible fixed assets at 31 December 2002	3,275	(1,604)	1,671

Included within Group tangible fixed assets are assets in the course of construction amounting to £108 million (2003 £152 million, 2002 £87 million) which are not depreciated until the assets are brought into use.

Property comprises:	*2004 (£m)*	*2003 (£m)*	*2002 (£m)*
Investment properties at valuation:			
Freehold	48	43	39
Other properties at cost less depreciation:			
Freehold	669	724	673
Long leasehold	42	42	49
Short leasehold	122	89	95
	881	898	856
Occupied for own activities	715	706	689

The investment properties were valued by C B Richard Ellis, Chartered Surveyors, as at 31 December 2004 and as at 31 December 2003, on the basis of open market value in accordance with the Appraisal and Valuation Manual of The Royal Institution of Chartered Surveyors.

At 31 December 2004, the net book value of the investment properties under the historical cost basis was £42 million (2003 £42 million, 2002 £39 million).

24. Operating Lease Assets

Assets leased to customers include the following amounts in respect of operating lease assets:

	Group		
	Cost (£m)	*Depreciation (£m)*	*Book Value (£m)*
At 1 January 2003	3,195	(570)	2,625
Exchange translation	(7)	2	(5)
Additions	1,350		1,350
Disposals	(843)	204	(639)
Depreciation for year		(344)	(344)
At 31 December 2003	3,695	(708)	2,987
Exchange translation	(50)	4	(46)
Additions	1,236		1,236
Disposals	(884)	263	(621)
Depreciation for year		(408)	(408)
At 31 December 2004	3,997	(849)	3,148

The Group's unguaranteed residual value exposure in respect of operating lease assets, assuming disposal at the end of the lease term, is as follows:

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
On operating lease assets where the unguaranteed residual value is expected to be recovered in:			
1 year or less	585	449	381
2 years or less but over 1 year	203	235	166
5 years or less but over 2 years	202	169	230
over 5 years	662	688	346
	1,652	1,541	1,123

25. Capital and Other Commitments

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Commitments in respect of capital expenditure on fixed assets, authorised but not provided for in the accounts, for which contracts have been entered into	24	15	17
Commitments for which contracts have been placed in relation to operating lease assets	3	9	161
Included in other liabilities are net obligations under finance leases payable as follows:			
1 year or less	28	5	7
5 years or less but over 1 year	2	3	7

26. Other Assets

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Positive market values of trading derivative contracts	6,170	5,596	6,014
Other assets	2,276	2,006	1,403
	8,446	7,602	7,417

27. Long-term Assurance Business

The value of long-term assurance business comprises the surplus attributable to the Group, including minority interests, together with the net present value of in-force business. This method is known as the embedded value approach.

The principal economic assumptions are reviewed annually and are as follows:

	2004 %	2003 %	2002 %
Risk discount rate (net of tax)[(1)]	8.0	8.0	8.5
Return on equities (net of tax credits)	7.5	7.5	7.5
Return on Gilts (gross of tax)	5.0	5.0	5.0
Expense inflation	3.0	3.0	3.0

In-force business is defined as all live policies where the first premium has been paid. For traditional with profits business, the surplus attributable to the Group equates to one-ninth of the bonuses declared in any year. The level of assumed future bonuses is calculated by projecting the portfolio of with profits business forward and applying reversionary and terminal bonus rates so as to exhaust the projected surplus of assets attributable to with profit policyholders. For all other business, the entire surplus is attributable to the Group.

(1) The discount rate contains an allowance for investment risk which is set at a level to ensure that the assumed effective investment return on corporate bonds and equities equates to that of the assumed return on gilts. Accordingly, the value attributed to long-term assurance business excludes any amount that relates to expected future investment margins which is in line with the requirements of FRS 27 "Life Assurance".

The income from long-term assurance business is calculated as follows:

	2004 (£m)	2003 (£m)	2002 (£m)
Closing value of Group's interest in long-term assurance business including minority interests	4,426	3,950	3,544
Opening value of Group's interest in long-term assurance business including minority interests	(3,950)	(3,544)	(3,065)
Increase in value of long-term assurance business	476	406	479
Transfers from/(to) long-term assurance business	60	16	(309)
Aquisitions			12
Income after tax from long-term assurance business	536	422	182
Tax relating to long-term assurance business (Note 9)	178	103	51
Income before tax from long-term assurance business	714	525	233

Income before tax from long-term assurance business may be analysed as follows:

	2004 (£m)	2003 (£m)	2002 (£m)
Contribution from new business	282	162	120
Contribution from existing business	279	238	366
Investment earnings	113	99	69
Income before tax from long-term assurance business based on long-term assumptions	674	499	555
Changes to economic assumptions		72	90
Short-term fluctuations in investment returns	40	(46)	(412)
Income before tax from long-term assurance business	714	525	233

27. Long-term Assurance Business (continued)

The long-term assurance assets comprise:

	2004 (£m)	2003 (£m)	2002 (£m)
Investments attributable to policyholders			
Assets held to cover linked liabilities	27,278	21,958	16,267
Other investments			
Fixed interest securities	8,456	9,765	5,893
Stocks, shares and collective investments	9,841	7,998	9,387
Properties	2,389	2,385	2,191
Mortgages and loans	9	11	12
Deposits	1,188	1,548	3,308
Total investments attributable to policyholders	49,161	43,665	37,058
Net assets attributable to shareholders	1,989	1,686	1,823
Value of in-force policies	2,438	2,264	1,721
Other policyholder net current assets	401	149	240
Total long-term assurance assets	53,989	47,764	40,842
Long-term assurance business attributable to shareholders	4,426	3,950	3,544
Long-term assurance assets attributable to policyholders	49,563	43,814	37,298
	53,989	47,764	40,842

Derivatives (options and futures) are used for efficient portfolio management of the long-term assurance business and to match obligations to policyholders. These derivatives are included within investments above at market value.

In accordance with UITF 37 "Purchase and sales of own shares", long-term assurance assets attributable to policyholders have been reduced by £44 million (2003 £37 million, 2002 restated £33 million) in respect of a holding in Ordinary Shares within the policyholders' fund.

Insurance companies and insurance groups report their income from long-term assurance business on the "Modified Statutory Solvency Basis" ("MSSB") in accordance with the Statement of Recommended Practice issued by the Association of British Insurers which is only applicable to the accounts of such companies and groups. Under this approach, the profit reported is the surplus or deficit calculated for statutory solvency purposes with prescribed adjustments to technical provisions and the deferral of certain costs of acquiring business.

The Group's income from long-term assurance business under this alternative basis is set out below:

	2004 (£m)	2003 (£m)	2002 (£m)
Premiums	8,777	8,270	8,924
Investment income	2,290	655	1,139
Unrealised gains on investments	1,826	4,316	
Other income	94	39	21
	12,987	13,280	10,084
Claims	(6,107)	(4,883)	(4,354)
Change in technical provisions	(5,218)	(6,831)	(1,546)
Expenses	(959)	(1,019)	(1,178)
Unrealised losses on investments	(1)		(4,814)
Other charges	(47)	(47)	(29)
Tax attributable to long-term business	(109)	(157)	157
Transfer (to)/from the fund for future appropriations	(361)	(137)	1,605
Balance on the technical account – long-term business	185	206	(75)
Tax credit attributable to balance on the technical account – long-term business	27	63	5
Unrealised gains/(losses) on investments	2	(50)	
Income in shareholders' fund	121	35	(44)
Expenses in shareholders' fund	(107)	(41)	(19)
Surplus/(deficit) before tax from long-term assurance business on a modified statutory solvency basis	228	213	(133)
Tax	(32)	(62)	(6)
Surplus/(deficit) after tax from long-term assurance business on a modified statutory solvency basis	196	151	(139)

27. Long-term Assurance Business (continued)

The balance sheet in respect of long-term assurance business prepared on a modified statutory solvency basis can be summarised as follows:

	2004 (£m)	2003 (£m)	2002 (£m)
Assets			
Investments	24,208	23,650	22,713
Assets held to cover linked liabilities	27,282	21,958	16,267
Other assets	2,876	2,298	1,739
Total Assets	54,366	47,906	40,719
Liabilities			
Shareholders' funds	2,985	2,793	2,498
Fund for future appropriations	498	137	
Linked liabilities	27,282	21,958	16,267
Other technical provisions	21,731	21,756	21,064
Other creditors	1,870	1,262	890
Total Liabilities	54,366	47,906	40,719
Long-term assurance assets attributable to shareholders on a modified statutory solvency basis	2,985	2,793	2,498
Long-term assurance assets attributable to policyholders on a modified statutory solvency basis	51,381	45,113	38,221
	54,366	47,906	40,719

The embedded value of the Group's interest in long-term assurance business can be reconciled to the long-term assurance assets attributable to shareholders on a modified statutory solvency basis as follows:

	2004 (£m)	2003 (£m)	2002 (£m)
Embedded value of long-term assurance business	4,426	3,950	3,544
Value of in-force business	(1,933)	(1,839)	(1,141)
Other differences:			
Deferred acquisition costs	451	605	596
Adjustments to net asset values	41	77	(331)
Short-term fluctuations in investment returns			(170)
Long-term assurance assets attributable to shareholders on a modified statutory solvency basis	2,985	2,793	2,498

Profits calculated using MSSB use the same long-term assumptions as required to assess the regulatory solvency but with certain prescribed accounting adjustments. Because of the conservative nature of the current solvency regulations, new business is normally reported as a loss in the year of sale.

28. Deposits by Banks

	Group		
	2004 (£m)	2003 (£m)	2002 (£m)
Repayable on demand	9,042	5,084	14,704
Repayable			
3 months or less but not repayable on demand	24,720	30,250	22,066
1 year or less but over 3 months	3,290	5,331	8,725
5 years or less but over 1 year	176	21	63
over 5 years	63	71	79
	37,291	40,757	45,637
Amounts above include:			
Other associated undertakings	135	155	352

29. Customer Accounts

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Repayable on demand	156,226	136,360	123,262
Repayable			
3 months or less but not repayable on demand	27,009	26,283	19,022
1 year or less but over 3 months	8,257	7,623	6,326
5 years or less but over 1 year	2,940	2,334	1,371
over 5 years	1,062	904	240
	195,494	173,504	150,221
Amounts above include:			
Joint ventures	139	57	72
Other associated undertakings	41	64	31

30. Debt Securities in Issue

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Bonds and Medium Term Notes			
Repayable			
1 year or less, or on demand	8,542	8,717	4,120
2 years or less but over 1 year	10,010	9,627	8,230
5 years or less but over 2 years	17,048	11,567	6,530
over 5 years	8,043	5,928	2,733
	43,643	35,839	21,613
Other Debt Securities			
Repayable			
3 months or less	50,318	53,600	47,339
1 year or less but over 3 months	10,156	10,299	11,761
2 years or less but over 1 year	881	115	54
5 years or less but over 2 years	251	5	
over 5 years	661		4
	62,267	64,019	59,158
Total Debt Securities in Issue	105,910	99,858	80,771

Bonds and Medium Term Notes include £8,083 million (2003 £3,525 million, 2002 £nil) in respect of Covered Bonds secured on advances originated by the Group and £1,824 million (2003 £290 million, 2002 £290 million) in respect of the funding arising from the securitisation of certain portfolios of advances which are not available for linked presentation. The portfolios of advances continue to be reported in Loans and Advances to Customers (Note 15). Bonds and Medium Term Notes also include £275 million (2003 £288 million, 2002 £303 million) secured on advances to customers and certain other assets of the Group.

Other Debt Securities includes £15,092 million (2003 £12,895 million, 2002 £9,286 million) in respect of commercial paper issued to fund the purchase of asset backed securities by special purpose vehicles (Note 18).

31. Other Liabilities

	Group		
	2004 (£m)	2003 (£m)	2002 (£m)
Negative market values of trading derivative contracts	6,558	7,791	6,263
Unclaimed shares	267	275	279
Other liabilities	4,006	3,694	2,370
	10,831	11,760	8,912

Unclaimed shares comprise the net sale proceeds of certain Halifax Group Limited (formerly Halifax Group plc) ordinary shares which, following the Halifax Group restructuring which took effect on 1 June 1999, represented Halifax plc ordinary shares. These shares were issued to meet claims for Halifax plc ordinary shares from qualifying members of Halifax Building Society and others following the transfer of business from Halifax Building Society to Halifax plc in 1997. This liability also includes the related unclaimed dividends up to the date of sale and the unclaimed capital payments arising from the Halifax Group restructuring in 1999. These amounts are being held on behalf of the persons who would have been entitled to claim the shares before they were sold. Amounts representing the sale proceeds together with the unclaimed capital payments can be claimed during a period of nine years from the date of sale (30 August 2001), after which time they will be forfeited. Amounts representing the related unclaimed dividends can be claimed during the period of 12 years from the date of the resolution for payment of each dividend, after which time they will be forfeited. Following an internal reorganisation on 1 July 2002, responsibility for these balances was assumed by HBOS.

32. Provisions for Liabilities and Charges

	Group	
(i) Deferred Taxation	2004 (£m)	2003 (£m)
At 1 January	662	648
Charge in year (Note 9)	114	122
Other movements	(50)	(108)
At 31 December	726	662

	2004 (£m)	2003 (£m)	2002 (£m)
Capital allowances:			
on assets leased to customers	995	846	718
on other assets	27	64	50
General provisions	(253)	(229)	(196)
Other timing differences	(43)	(19)	76
	726	662	648

	Group				
(ii) Other Provisions	Mortgage Endowment Compensation (£m)	Pensions and Other Similar Obligations (£m)	HBOS Integration Provision (£m)	Other Provisions (£m)	Total (£m)
At 1 January 2003		147	48	37	232
Exchange translation				2	2
Charge for year		66	119	14	199
Utilised in year		(68)	(160)		(228)
At 31 December 2003		145	7	53	205
Transfer in	42				42
Charge for year	130	66	48	7	251
Utilised in year	(63)	(61)	(44)	(4)	(172)
At 31 December 2004	109	150	11	56	326

Of the provision for pensions and other similar obligations, £38 million relates to other post-retirement benefits (2003 £37 million, 2002 £35 million).

Other provisions include property related costs on surplus leased space.

33. Subordinated Liabilities

	Group		
	2004 (£m)	2003 (£m)	2002 (£m)
Dated Loan Capital			
U.S.$300 million 8.80 per cent. Notes 2004		168	186
£400 million 8.75 per cent. Subordinated Notes 2006	400	400	400
U.S.$150 million 8.85 per cent. Notes 2006	78	84	93
£75 million 9.125 per cent. Subordinated Notes 2006	75	75	75
£60 million 9.00 per cent. Instruments 2006	60	60	60
€650 million 4.75 per cent. Subordinated Bonds 2009	459	459	423
U.S.$500 million Floating Rate Subordinated Step-up Callable Notes 2009		280	310
€500 million 5.50 per cent. Instruments 2009	353	353	325
£75 million Floating Rate Subordinated Notes 2009		75	75
U.S.$500 million Notes 2010	258	280	310
£75 million Floating Rate Instruments 2010	75	75	75
U.S.$150 million Notes 2011	78	84	93
€7 million Floating Rate Notes 2011	5	5	5
€750 million Subordinated Fixed Rate Notes 2012	529	530	488
U.S.$450 million Subordinated Floating Rate Notes 2012	232	252	279
£200 million Floating Rate Step-up Callable Subordinated Notes 2012	200	200	200
€12.8 million 6.25 per cent. Instruments 2012	9	9	8
A$75 million Callable Notes 2012	30	31	26
€1,000 million Subordinated Callable Fixed/Floating Rate Instruments 2013	705	706	651
€325 million 6.125 per cent. Notes 2013	229	229	212
U.S.$1,000 million 4.25 per cent. Subordinated Guaranteed Notes 2013[(2)]	517	560	
JPY60 billion 0.55 per cent. Subordinated Callable Notes 2013[(3)]	303	284	
U.S.$500 million Subordinated Callable Notes 2014[(5)]	258		
£250 million 11 per cent. Subordinated Bonds 2014	250	250	250
€1,000 million 4.875 per cent. Subordinated Notes 2015[(1)]	705	697	
€500 million Callable Floating Rate Subordinated Notes 2016[(6)]	353		
£150 million 10.5 per cent. Subordinated Bonds 2018	150	150	150
£250 million 6.375 per cent. Instruments 2019	250	250	250
€750 million Callable Fixed to Floating Rate Subordinated Notes 2019[(7)]	529		
£500 million 9.375 per cent. Subordinated Bonds 2021	500	500	500
€400 million 6.45 per cent. Fixed/Floating Subordinated Guaranteed Bonds 2023	283	282	261
U.S.$750 million 6.00 per cent. Subordinated Notes 2033[(4)]	388	443	
Unamortised Premiums, Discounts and Issue Costs	(29)	(31)	(15)
	8,232	7,740	5,690
Repayable:			
in 1 year or less		168	
in more than 1 year but not more than 2 years	613		
in more than 2 year but not more than 5 years	812	619	814
in more than 5 years	6,807	6,953	4,876
	8,232	7,740	5,690

No repayment, for whatever reason, of dated loan capital prior to its stated maturity and no purchase by the relevant undertaking of its loan capital may be made without the consent of the Financial Services Authority. On a winding up of the relevant company, the claims of the holders of dated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of that company other than creditors whose claims are expressed to rank *pari passu* with or junior to the claims of the holders of the dated loan capital.

(1) On 20 March 2003, HBOS issued €1,000 million 4.875 per cent. Subordinated Notes 2015 at an issue price of 99.644 per cent. of the principal amount. The Notes pay interest annually commencing 20 March 2004.

(2) On 23 May 2003, a subsidiary of HBOS issued U.S.$1,000 million 4.25 per cent. Subordinated Guaranteed Notes 2013 at an issue price of 99.750 per cent. of the principal amount. The proceeds of these Notes have been on-lent to HBOS. The Notes pay interest semi-annually in arrear commencing 23 November 2003.

(3) On 30 June 2003, HBOS issued JPY60 billion 0.55 per cent. Subordinated Callable Notes 2013 at an issue price of 99.770 per cent. of the principal amount. The Notes pay interest annually at 0.55 per cent. until 1 July 2008 at which time the interest rate will become three-month JPY-LIBOR-BBA plus 0.85 per cent. payable quarterly. HBOS has the option to redeem these Notes on 1 July 2008 and quarterly thereafter.

(4) On 30 October 2003, HBOS issued U.S.$750 million 6.00 per cent. Subordinated Notes 2033 at an issue price of 99.807 per cent. of the principal amount. The Notes pay interest semi-annually in arrear from 1 May 2004.

33. Subordinated Liabilities (continued)

(5) On 6 February 2004 HBOS issued U.S.$500 million Subordinated Callable Notes 2014 at an issue price of 100.13 per cent. of the principal amount. The Notes pay interest quarterly at three-month USD-LIBOR-BBA plus 0.275 per cent. until 9 February 2009 at which time the interest rate will become three-month USD-LIBOR-BBA plus 0.775 per cent.. HBOS has the option to redeem these Notes on 9 February 2009 and quarterly thereafter.

(6) On 20 May 2004 HBOS issued €500 million Callable Floating Rate Subordinated Notes due September 2016 at an issue price of 100 per cent. of the principal amount. The Notes pay interest quarterly in arrear at a rate of three-month EURIBOR-Telerate plus 0.30 per cent. per annum until 1 September 2011 and thereafter at a rate of three-month EUR-EURIBOR-Telerate plus 0.80 per cent. per annum. HBOS has the option to redeem these Notes on 1 September 2011 and quarterly thereafter.

(7) On 29 October 2004 HBOS issued €750 million Callable Fixed to Floating Rate Subordinated Notes 2019 at an issue price of 99.984 per cent. of the principal amount. The Notes pay interest at a rate of 4.375 per cent. per annum annually in arrear until 30 October 2014 at which time the interest rate will become three-month EURIBOR-Telerate plus 1.36 per cent. payable quarterly. HBOS has the option to redeem these Notes on 30 October 2014 and annually thereafter.

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Undated Loan Capital			
£500 million Cumulative Callable Fixed to Floating Rate Undated Subordinated Notes[1]	500		
€750 million 4.875 per cent. Undated Fixed to Floating Rate Subordinated Notes[2]	529		
€500 million Floating Rate Undated Subordinated Notes[3]	353		
U.S.$1,000 million 5.375 per cent. Undated Fixed to Floating Rate Subordinated Notes[4]	517	590	
€750 million Undated Subordinated Fixed to Floating Notes[5]	529	528	
£600 million 5.75 per cent. Undated Subordinated Step-up Notes[6]	600	600	
€500 million Fixed to Floating Rate Undated Subordinated Notes	353	353	325
£300 million Perpetual Regulatory tier One Securities	300	300	300
£300 million 7.5 per cent. Undated Subordinated Step-up Notes	300	300	300
JPY 42.5 billion 3.50 per cent. Undated Subordinated Yen Step-up Notes	214	222	222
U.S.$300 million Reset Notes	155	168	186
£200 million Perpetual Notes	200	200	200
£200 million 7.375 per cent. Undated Subordinated Guaranteed Bonds	200	200	200
€300 million Floating Rate Undated Subordinated Step-up Notes	212	212	195
U.S.$250 million Floating Rate Primary Capital Notes	129	140	155
£150 million Instruments	150	150	150
£150 million Instruments	150	150	150
JPY 17 billion Instruments	86	90	99
£100 million Instruments	100	100	100
£100 million 12 per cent. Perpetual Subordinated Bonds	100	100	100
£100 million 8.75 per cent. Perpetual Subordinated Bonds	100	100	100
£75 million 13.625 per cent. Perpetual Subordinated Bonds	75	75	75
JPY 9 billion Instruments	45	47	47
£50 million 9.375 per cent. Perpetual Subordinated Bonds	50	50	50
£500 million 5.75 per cent. Undated Subordinated Step-up Notes	500	500	500
Unamortised Premiums, Discounts and Issue Costs	(46)	(33)	(17)
	6,401	5,142	3,437

No exercise of any redemption option or purchase by the relevant company of any of its undated loan capital may be made without the consent of the Financial Services Authority. On a winding up of HBOS or subsidiary undertaking, the claims of the holders of undated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of HBOS or subsidiary undertaking other than creditors whose claims are expressed to rank *pari passu* with or junior to the claims of the holders of the undated loan capital. The undated loan capital is junior in point of subordination to the dated loan capital referred to above.

---

(1) On 15 November 2004 HBOS issued £500 million Cumulative Callable Fixed to Floating Rate Undated Subordinated Notes at an issue price of 99.014 per cent. of the principal amount. The Notes pay interest at a fixed rate of 5.625 per cent. per annum payable annually in arrear until 15 November 2019 and thereafter at a rate per annum equal to the five-year benchmark Gilt rate plus 1.90 per cent. payable annually in arrear. HBOS has the right to redeem these Notes on 15 November 2019 and every five years thereafter.

(2) On 12 March 2004 HBOS issued €750 million 4.875 per cent. Undated Fixed to Floating Rate Subordinated Notes at an issue price of 99.864 per cent. of the principal amount. The Notes pay interest at a rate of 4.875 per cent. per annum annually in arrear until 13 March 2014 and thereafter at a rate of three-month EURIBOR-Telerate plus 1.65 per cent. HBOS has the right to redeem these Notes on 13 March 2014 and quarterly thereafter.

(3) On 12 March 2004 HBOS issued €500 million Floating Rate Undated Subordinated Notes at an issue price of 99.734 per cent. of the principal amount. The Notes pay interest at a rate of 3 month EURIBOR-Telerate plus 0.60 per cent. payable quarterly in arrear until 13 March 2014 and thereafter at a rate of three-month EURIBOR-Telerate plus 1.60 per cent.. HBOS has the right to redeem these Notes on 13 March 2014 and quarterly thereafter.

(4) On 30 October 2003, HBOS issued U.S.$1,000 million 5.375 per cent. Undated Fixed to Floating Rate Subordinated Notes at an issue price of 99.908 per cent. of their principal amount. The Notes bear interest at 5.375 per cent. per annum, payable semi-annually in arrear to 1 November 2013 and thereafter at three-month LIBOR plus 1.7025 per cent. payable quarterly in arrear.

(5) On 14 October 2003 HBOS issued €750 million Undated Subordinated Fixed to Floating Notes at an issue price of 99.496 per cent. of their principal amount. The Notes bear interest at 5.125 per cent. per annum annually in arrear to 14 October 2015 and thereafter at a rate per annum equal to three-month Euribor plus 1.88 per cent. payable quarterly in arrear.

(6) On 14 April 2003 HBOS issued £600 million 5.75 per cent. Undated Subordinated Step-up Notes at an issue price of 99.634 per cent. of the principal amount. The Notes bear interest at 5.75 per cent. per annum annually in arrear to 14 April 2022 and thereafter at a rate per annum equal to the five-year benchmark Gilt rate plus 2.02 per cent.

34. Share Capital

	Ordinary Shares 25p each (£m)	9¼ per cent. Preference Shares £1 each (£m)	9¾ per cent. Preference Shares £1 each (£m)	Other Preference Shares Sterling (£m)	Other Preference Shares Euro (€m)	Other Preference Shares U.S. Dollar ($m)
Authorised						
At 1 January 2003	1,185	375	125	1,204	1,500	
Authorised during the year				1,000		2,500
At 31 December 2003	1,185	375	125	2,204	1,500	2,500
Authorised during the year						
At 31 December 2004	1,185	375	125	2,204	1,500	2,500
Allotted, called up and fully paid						
At 1 January 2003	946	300	100			
Issued under employee share schemes and in lieu of dividends	17					
At 31 December 2003	963	300	100			
Issued under employee share schemes and in lieu of dividends	18					
At 31 December 2004	981	300	100			

Other Sterling preference shares comprise 200 million 6.125 per cent. Non-cumulative Redeemable Preference Shares of £1 each, 2,000 million Sterling Preference Shares of £1 each, 250,000 8.117 per cent. Non-cumulative Perpetual Preference Shares Class A of £10 each and 150,000 7.754 per cent. Non-cumulative Perpetual Preference Shares Class B of £10 each.

The Group operates a number of share option plans and savings-related share option plans for both executives and employees.

At 31 December 2004, options to acquire 87.7 million Ordinary Shares were outstanding under HBOS option plans and former Halifax option plans. These options are exercisable at a range of prices from £6.54 to £8.28 at various dates up to 15 March 2010. At 31 December 2004, options to acquire 3.8 million Ordinary Shares were outstanding under the former Bank of Scotland executive stock option schemes. These options are exercisable at a range of prices from £2.60 to £7.13 at various dates up to 16 October 2010.

At 31 December 2004, options to acquire 50.0 million Ordinary Shares were outstanding under savings-related share option plans. These options are exercisable at a range of prices from £4.28 to £5.98 at various dates up to 31 December 2012.

During the year, a total of 17.2 million shares (2003 15.0 million, 2002 8.0 million) were issued on the exercise of options for a consideration of £112 million (2003 £65 million, 2002 £39 million).

35. Reserves

	Share Premium (£m)	Other Reserves: Own Shares (£m)	Other Reserves: Other (£m)	Profit and Loss Account (£m)
Group				
At 1 January 2003 as previously stated	1,292		496	10,635
Own shares		(50)		
At 1 January 2003 – Restated	1,292	(50)	496	10,635
Reserves capitalised	(13)			
Premium arising on the issue of new shares	66			
Dividends retained on account of share dividends				331
Revaluation of investment property			1	
Exchange translation			17	
Increase in own shares		(2)		
Retained profit				1,232
At 31 December 2003	1,345	(52)	514	12,198
Reserves capitalised	(15)			
Premium arising on the issue of new shares	111			
Dividends retained on account of share dividends				405
Revaluation of investment property			5	
Exchange translation			(9)	
Net movement in own shares		8		
Share scheme costs taken to reserves				(2)
Retained profit				1,734
At 31 December 2004	1,441	(44)	510	14,335
HBOS				
At 1 January 2003 as previously stated	1,292			3,798
Own shares		(17)		
At 1 January 2003 – Restated	1,292	(17)		3,798
Reserves capitalised	(13)			
Premium arising on the issue of new shares	66			
Dividends retained on account of share dividends				331
Decrease in own shares		2		
Retained profit				124
At 31 December 2003	1,345	(15)		4,253
Reserves capitalised	(15)			
Premium arising on the issue of new shares	111			
Dividends retained on account of share dividends				405
Net movement in own shares		15		
Share scheme costs taken to reserves				(2)
Retained profit				277
At 31 December 2004	1,441			4,933

Exchange gains of £37 million (2003 losses of £99 million, 2002 losses of £1 million) arising on foreign currency borrowings used to hedge investments in overseas operations have been taken to the Group's other reserves and are offset against exchange differences arising on the translation of the Group's investments in overseas operations.

The Share Dividend Plan, which was offered as an alternative to the cash dividend to shareholders, resulted in £235 million relating to the December 2003 final dividend, £170 million relating to the June 2004 interim dividend, £302 million relating to the December 2002 final dividend and £29 million relating to the June 2003 interim dividend being retained by HBOS and added to reserves.

The cumulative amount of positive goodwill on acquisitions of subsidiary undertakings written off in the Group reserves is £574 million (2003 £574 million, 2002 £574 million) and in respect of joint ventures and other associated undertakings £nil (2003 £nil, 2002 £nil).

The Group profit and loss account reserve at 31 December 2004 includes £1,569 million (2003 £1,155 million, 2002 £589 million) not presently available for distribution. This represents the excess of retained profits on an embedded value basis over those available for distribution.

The HBOS profit and loss account reserve includes unrealised gains of £2,017 million (2003 £1,991 million, 2002 £1,991 million) which is not available for distribution.

35. Reserves (continued)

Own Shares with a book value of £nil million (2003 £15 million, 2002 £17 million) are held for the purpose of satisfying obligations arising from certain share-based compensation schemes as follows:

(a) No.1 Employee Share Ownership Trust

The No.1 Employee Share Ownership Trust administers shares conditionally granted to Executive Directors and other executives under the HBOS plc Long-term Executive Bonus Plan and to former Halifax Executive Directors and other former Halifax executives under the Halifax Group plc Long-term Executive Bonus Scheme. The Trust also administers shares which have been conditionally granted to Executive Directors, other executives and employees under the HBOS plc Annual Bonus Plan and the former Halifax Group plc Annual Bonus Plan.

Interest free loans have been provided by HBOS to the Trust to allow shares to be purchased in the market to satisfy these share grants. The cost of the shares conditionally awarded is being charged to the profit and loss account on a straight line basis over the performance period.

At 31 December 2004, 4.9 million Ordinary Shares (2003 9.9 million, 2002 8.6 million) were held by the Trustee and included in the balance sheet of HBOS at a net book value of £nil (2003 £15 million, 2002 £17 million). The shares had a total market value at that date of £42 million (2003 £72 million, 2002 £56 million). Under the terms of the Trust, dividends on these shares require to be waived. At 31 December 2004 all these shares had been conditionally granted.

(b) HBOS plc Qualifying Employee Share Ownership Trust (the "HBOS QUEST")

The HBOS QUEST operates in conjunction with the HBOS Sharesave Scheme and the former savings-related share schemes operated by Bank of Scotland and Halifax Group plc.

At 31 December 2004, the HBOS QUEST held 8.3 million Ordinary Shares (2003 10.2 million, 2002 13.5 million) with a market value of £70 million (2003 £73 million, 2002 £89 million). These Ordinary Shares are included in the balance sheet at nil value (2003 nil, 2002 nil). Under the terms of the Trust Deed, dividends on these shares require to be waived.

36. Reconciliation of Shareholders' Funds

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Profit attributable to shareholders	3,057	2,452	1,916
Dividends	(1,323)	(1,220)	(1,177)
Other recognised gains and losses	(4)	18	4
Dividends retained on account of share dividends	405	331	283
Decrease/(increase) in own shares	8	(2)	(4)
Share scheme costs taken to reserves	(2)		
Ordinary capital subscribed	114	70	1,319
Contribution to Employee Share Trust			(12)
Release of employee options granted under company share ownership plans			23
	2,255	1,649	2,352
Shareholders' Funds at 1 January as previously stated		13,769	11,413
Own shares		(50)	(46)
Shareholders' Funds at 1 January	15,368	13,719	11,367
Shareholders' Funds at 31 December	17,623	15,368	13,719
of which:			
Attributable to non-equity interests	400	400	400
Attributable to equity interests	17,223	14,968	13,319
	17,623	15,368	13,719

37. Minority and Other Interests (Non-equity)

The principal minority and other interests (non-equity) are set out below.

	2004 (£m)	2003 (£m)	2002 (£m)
U.S.$750 million preferred securities	388		
U.S.$1,000 million preferred securities	517	641	
£600 million preferred securities	600	600	600
£250 million preferred securities	250	250	250
£150 million preferred securities	150	150	150
£245 million preferred securities	245	245	245
€415 million preferred securities	293	293	270
£198 million non-cumulative preference shares	198	198	198
	2,641	2,377	1,713
Less: unamortised issue costs	(24)	(23)	(10)
	2,617	2,354	1,703

On 24 June 2004, U.S.$750 million 6.071 per cent. Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities were issued through HBOS Capital Funding No. 2 L.P. These qualify as Tier 1 regulatory capital. These securities pay non-cumulative preferential cash distributions semi-annually in arrear. These are perpetual securities and are not subject to any mandatory redemption provisions. They are however redeemable at the option of the General Partner of the issuer on 30 June 2014, or quarterly thereafter.

On 21 March 2003, U.S.$1,000 million Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities were issued through HBOS Capital Funding No. 1 L.P. These qualify as Tier 1 regulatory capital. These securities pay non-cumulative preferential cash distributions quarterly in arrear from 23 June 2003. These are perpetual securities and are not subject to any mandatory redemption provisions. They are however redeemable in March 2009, or quarterly thereafter, at the option of the General Partner.

38. Memorandum Items

The contract amounts noted below indicate the volume of business outstanding at the balance sheet date in respect of contingent liabilities and commitments undertaken for customers. They do not reflect the underlying credit and other risks, which are significantly lower.

	2004 Contract Amount (£m)	2003 Contract Amount (£m)	2002 Contract Amount (£m)
Group			
Contingent Liabilities			
Acceptances and endorsements	75	130	157
Guarantees and assets pledged as collateral security			
Guarantees and irrevocable letters of credit	4,233	3,484	2,672
	4,308	3,614	2,829
Commitments			
Other commitments			
Short-term trade related transactions	129	146	129
Undrawn formal standby facilities, credit lines and other commitments to lend up to and including 1 year	61,460	53,646	43,100
over 1 year	17,473	14,335	13,261
	79,062	68,127	56,490
HBOS			
Contingent Liabilities			
Guarantees and assets pledged as collateral security			
Guarantees provided to subsidiary companies	2,077	1,733	525
	2,077	1,733	525

39. Derivatives

The Group uses interest rate swaps, forward foreign exchange contracts and other derivative instruments to hedge and reduce the interest rate and currency exposures that are inherent in any banking business. Trading transactions are either customer driven and generally matched or are carried out for proprietary trading purposes within limits approved by the Board.

The Group has entered into derivative contracts as noted below. The notional principal amounts and fair values of these derivatives (excluding internal trades) are analysed between non-trading and trading activity. Fair value is the amount at which instruments could be exchanged in an arm's-length transaction.

Derivatives used in respect of the long-term assurance business are excluded from the tables below as permitted by FRS 13.

	2004			*2003*			*2002*		
	Notional Principal Amount (£m)	*Year End Fair Value Asset (£m)*	*Year End Fair Value Liability (£m)*	*Notional Principal Amount (£m)*	*Year End Fair Value Asset (£m)*	*Year End Fair Value Liability (£m)*	*Notional Principal Amount (£m)*	*Year End Fair Value Asset (£m)*	*Year End Fair Value Liability (£m)*
Group									
Non-Trading									
Exchange Rate Related Contracts									
Forward foreign exchange	703	36	159	203	12	3	411	8	11
Cross currency swaps	72,309	1,123	3,278	54,485	971	2,653	32,414	556	843
	73,012	1,159	3,437	54,688	983	2,656	32,825	564	854
Interest Rate Related Contracts									
Interest rate swaps	39,557	715	276	33,031	626	360	28,980	979	598
Options	203			236	1		558	4	1
Forward rate agreements	141						2,678	1	1
	39,901	715	276	33,267	627	360	32,216	984	600
Equity and Commodity Related Contracts									
Options and swaps	21			377	3	36	535	10	31
Total Non-Trading Derivatives	112,934	1,874	3,713	88,332	1,613	3,052	65,576	1,558	1,485

	2004			*2003*			*2002*		
	Notional Principal Amount (£m)	*Year End Fair Value Asset (£m)*	*Year End Fair Value Liability (£m)*	*Notional Principal Amount (£m)*	*Year End Fair Value Asset (£m)*	*Year End Fair Value Liability (£m)*	*Notional Principal Amount (£m)*	*Year End Fair Value Asset (£m)*	*Year End Fair Value Liability (£m)*
Group									
Trading									
Exchange Rate Related Contracts									
Forward foreign exchange	66,127	1,089	1,853	64,936	1,348	3,376	49,471	682	1,674
Cross currency swaps	1,495	41	133	546	23	87	142	5	7
Options	936	9	9	558	15	16	12,728	9	9
	68,558	1,139	1,995	66,040	1,386	3,479	62,341	696	1,690
Interest Rate Related Contracts									
Interest rate swaps	399,082	4,602	4,127	329,583	3,377	3,219	214,096	3,168	3,390
Forward rate agreements	76,773	18	18	19,976	5	5	9,856	2	2
Options	61,082	133	118	67,299	176	235	45,840	130	185
Futures	20,765	5	35	100,421	18	28	190,017	49	74
	557,702	4,758	4,298	517,279	3,576	3,487	459,809	3,349	3,651
Equity and Commodity Related Contracts									
Options and swaps	1,407	212	130	814	88	78	563	37	28
Total Trading Derivatives	627,667	6,109	6,423	584,133	5,050	7,044	522,713	4,082	5,369
Total Group Derivatives	740,601	7,983	10,136	672,465	6,663	10,096	588,289	5,640	6,854

39. Derivatives (continued)

The residual maturity of "over the counter" ("OTC") and non-margined exchange traded contracts was as follows:

	2004		2003		2002	
	Notional Principal Amount (£m)	*Replacement Cost (£m)*	*Notional Principal Amount (£m)*	*Replacement Cost (£m)*	*Notional Principal Amount (£m)*	*Replacement Cost (£m)*
Group						
Contracts maturing:						
in 1 year or less	305,485	1,898	221,680	1,947	198,933	1,239
in more than 1 year but not more than 5 years	252,006	2,436	232,594	2,282	128,890	1,727
in more than 5 years	162,345	3,644	117,770	2,416	67,771	2,624
	719,836	7,978	572,044	6,645	395,594	5,590

Credit Risk Analyses

Counterparties of the Group's derivative transactions are primarily financial institutions. An institutional and geographical analysis of replacement cost, based on the location of the office writing the business, is shown below:

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Institutional			
Financial Institutions	6,584	5,561	4,516
Non-financial Institutions	1,394	1,084	1,074
	7,978	6,645	5,590
Geographical			
UK	7,835	6,348	5,411
Rest of World	143	297	179
	7,978	6,645	5,590

40. Fair Value of Financial Assets and Financial Liabilities

Fair values of financial assets and financial liabilities are based on market prices where available, or are estimated using other valuation techniques. Where they are short-term in nature or reprice frequently, fair value approximates to carrying value.

Derivatives held for trading purposes as disclosed in Note 39 are carried at fair values. Derivatives held for non-trading purposes are accounted for in the same way as the underlying transaction being hedged. Fair values are based on market prices where available, or are estimated using other valuation techniques.

The following table shows the carrying amount and the fair values of financial assets and liabilities analysed between trading and non-trading:

	2004				*2003*				*2002*			
	Assets		*Liabilities*		*Assets*		*Liabilities*		*Assets*		*Liabilities*	
	Carrying Amount (£m)	*Fair Value (£m)*	*Carrying Amount (£m)*	*Fair Value (£m)*	*Carrying Amount (£m)*	*Fair Value (£m)*	*Carrying Amount (£m)*	*Fair Value (£m)*	*Carrying Amount (£m)*	*Fair Value (£m)*	*Carrying Amount (£m)*	*Fair Value (£m)*
Group												
Non-Trading												
Treasury bills and other eligible bills	3,705	3,704			6,613	6,614			4,006	4,010		
Debt securities	38,087	38,292			29,739	29,751			25,168	25,096		
Equity shares	208	326			216	393			223	274		
Debt securities in issue			105,181	106,303			98,690	99,301			80,524	81,130
Dated loan capital			8,232	8,936			7,740	7,055			5,690	6,436
Undated loan capital			6,401	7,007			5,142	5,653			3,437	3,937
Preference shares			400	628			400	558			400	571
Minority and other interests (non-equity)			2,617	2,990			2,354	2,628			1,703	1,918
Derivatives	486	1,874	415	3,713	338	1,613	520	3,052	302	1,558	299	1,485
Total Non-Trading	42,486	44,196	123,246	129,577	36,906	38,371	114,846	118,247	29,699	30,938	92,053	95,477
Trading												
Treasury bills and other eligible bills	622	622			1,451	1,451			1,958	1,958		
Loans and advances to banks	2,513	2,513			1,151	1,151			1,348	1,348		
Loans and advances to customers	1,776	1,776			289	289			709	709		
Debt securities	21,220	21,220			21,751	21,751			19,156	19,156		
Other assets	62	62			43	43			63	63		
Debt securities in issue			729	729			1,168	1,168			247	247
Deposits by banks			5,206	5,206			8,785	8,785			11,650	11,650
Customer accounts			9,481	9,481			5,479	5,479			2,309	2,309
Other liabilities			107	107			156	156			66	66
Derivatives	6,109	6,109	6,423	6,423	5,050	5,050	7,044	7,044	4,082	4,082	5,369	5,369
Total Trading	32,302	32,302	21,946	21,946	29,735	29,735	22,632	22,632	27,316	27,316	19,641	19,641

Fair values in respect of non-trading financial assets and liabilities are disclosed only where there is a liquid and active market.

Fair value information is not provided for items that do not meet the definition of a financial instrument or for certain other financial instruments, including sundry short-term debtors and creditors. The fair value information presented does not therefore represent the fair value of the Group as a going concern at 31 December 2004.

41. Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	2004		
	Gains (£m)	*Losses (£m)*	*Total Net Gains/ (Losses) (£m)*
Group			
Unrecognised gains and losses on hedges at 1 January 2004	1,385	2,642	(1,257)
Gains and losses arising in previous years that were recognised in the year ended 31 December 2004	391	2,615	(2,224)
Gains and losses arising before 1 January 2004 that were not recognised in the year ended 31 December 2004	994	27	967
Gains and losses arising in the year ended 31 December 2004 that were not recognised in that year	529	3,406	(2,877)
Unrecognised gains and losses on hedges at 31 December 2004	1,523	3,433	(1,910)
of which:			
Gains and losses expected to be recognised in the year ending 31 December 2005	495	1,996	(1,501)
Gains and losses expected to be recognised after 31 December 2005	1,028	1,437	(409)

	2003		
	Gains (£m)	*Losses (£m)*	*Total Net Gains/ (Losses) (£m)*
Group			
Unrecognised gains and losses on hedges at 1 January 2003	1,281	1,211	70
Gains and losses arising in previous years that were recognised in the year ended 31 December 2003	312	1,118	(806)
Gains and losses arising before 1 January 2003 that were not recognised in the year ended 31 December 2003	969	93	876
Gains and losses arising in the year ended 31 December 2003 that were not recognised in that year	416	2,549	(2,133)
Unrecognised gains and losses on hedges at 31 December 2003	1,385	2,642	(1,257)
of which:			
Gains and losses expected to be recognised in the year ending 31 December 2004	495	1,274	(779)
Gains and losses expected to be recognised after 31 December 2004	890	1,368	(478)

	2002		
	Gains (£m)	*Losses (£m)*	*Total Net Gains/ (Losses) (£m)*
Group			
Unrecognised gains and losses on hedges at 1 January 2002	825	1,101	(276)
Gains and losses arising in previous years that were recognised in the year ended 31 December 2002	263	744	(481)
Gains and losses arising before 1 January 2002 that were not recognised in the year ended 31 December 2002	562	357	205
Gains and losses arising in the year ended 31 December 2002 that were not recognised in that year	719	854	(135)
Unrecognised gains and losses on hedges at 31 December 2002	1,281	1,211	70
of which:			
Gains and losses expected to be recognised in the year ending 31 December 2003	336	603	(267)
Gains and losses expected to be recognised after 31 December 2003	945	608	337

42. Interest Rate Sensitivity Gap

The tables below summarise the repricing profiles of the Group's assets and liabilities.

As at 31 December 2004

	Not more than 3 months (£m)	Over 3 months but not over 6 months (£m)	Over 6 months but not over 1 year (£m)	Over 1 year but not over 5 years (£m)	Over 5 years (£m)	Non-interest bearing (£m)	Trading (£m)	Total (£m)
Assets								
Treasury bills and other eligible bills	2,871	834					622	4,327
Loans and advances to banks	13,715	995	159	153	76	145	2,513	17,756
Loans and advances to customers	215,578	11,145	12,726	39,162	6,584	540	1,776	287,511
Debt securities and equity shares	30,661	2,506	217	1,381	1,558	1,972	21,220	59,515
Other assets	274	2	3	10	26	23,832	62	24,209
	263,099	15,482	13,105	40,706	8,244	26,489	26,193	393,318
Liabilities								
Deposits by banks	28,894	2,017	1,164		10		5,206	37,291
Customer accounts	164,368	5,509	7,730	4,539	883	2,984	9,481	195,494
Debt securities in issue	80,196	4,686	4,906	7,461	7,932		729	105,910
Other liabilities		3	3	77	4	19,217	107	19,411
Subordinated liabilities	1,412	138		2,059	11,039	(15)		14,633
Minority interests and shareholders' funds					2,617	17,918		20,535
Own shares in policyholders' funds						44		44
Internal funding of trading business	(11,083)	(412)	125	365	335		10,670	
	263,787	11,941	13,928	14,501	22,820	40,148	26,193	393,318
On-balance sheet gap	(688)	3,541	(823)	26,205	(14,576)	(13,659)		
Non-trading derivatives	(1,548)	1,069	(114)	(15,499)	16,092			
Net interest rate repricing gap 2004	(2,236)	4,610	(937)	10,706	1,516	(13,659)		
Cumulative gap 2004	(2,236)	2,374	1,437	12,143	13,659			

As at 31 December 2003

	Not more than 3 months (£m)	Over 3 months but not over 6 months (£m)	Over 6 months but not over 1 year (£m)	Over 1 year but not over 5 years (£m)	Over 5 years (£m)	Non-interest bearing (£m)	Trading (£m)	Total (£m)
Assets								
Treasury bills and other eligible bills	6,165	314	1	127	6		1,451	8,064
Loans and advances to banks	10,398	811	2,380	36		1,172	1,151	15,948
Loans and advances to customers	202,099	8,442	12,070	38,034	5,330	118	289	266,382
Debt securities and equity shares	22,473	1,591	1,769	1,996	907	1,219	21,751	51,706
Other assets	1,047			70	447	20,892	43	22,499
	242,182	11,158	16,220	40,263	6,690	23,401	24,685	364,599
Liabilities								
Deposits by banks	30,729	7	620	70	308	238	8,785	40,757
Customer accounts	150,201	5,380	6,641	5,387	201	215	5,479	173,504
Debt securities in issue	77,452	11,551	1,331	4,075	4,281		1,168	99,858
Other liabilities	121	1	2	3	39	19,260	156	19,582
Subordinated liabilities	2,658	140	168	1,412	8,504			12,882
Minority interests and shareholders' funds					2,354	15,625		17,979
Own shares in policyholders' funds						37		37
Internal funding of trading business	(9,984)	491	31	223	142		9,097	
	251,177	17,570	8,793	11,170	15,829	35,375	24,685	364,599
On-balance sheet gap	(8,995)	(6,412)	7,427	29,093	(9,139)	(11,974)		
Non-trading derivatives	18,933	(3,676)	(1,205)	(23,559)	9,507			
Net interest rate repricing gap 2003	9,938	(10,088)	6,222	5,534	368	(11,974)		
Cumulative gap 2003	9,938	(150)	6,072	11,606	11,974			

42. Interest Rate Sensitivity Gap (continued)

	As at 31 December 2002							
	Not more than 3 months (£m)	*Over 3 months but not over 6 months (£m)*	*Over 6 months but not over 1 year (£m)*	*Over 1 year but not over 5 years (£m)*	*Over 5 years (£m)*	*Non-interest bearing (£m)*	*Trading (£m)*	*Total (£m)*
Assets								
Treasury bills and other eligible bills	3,803	78	14	111			1,958	5,964
Loans and advances to banks	8,870	742	217	83	77	501	1,348	11,838
Loans and advances to customers	187,012	6,784	8,351	25,979	4,503	977	709	234,315
Debt securities and equity shares	20,132	1,399	547	1,740	1,054	519	19,156	44,547
Other assets	1,283	122	203	482	232	18,683	63	21,068
	221,100	9,125	9,332	28,395	5,866	20,680	23,234	317,732
Liabilities								
Deposits by banks	32,012	(16)	1,890	23	10	68	11,650	45,637
Customer accounts	132,961	3,701	3,715	5,789	207	1,539	2,309	150,221
Debt securities in issue	60,406	13,542	4,066	955	1,553	2	247	80,771
Other liabilities	99		1	13	8	15,898	66	16,085
Subordinated liabilities	1,594	155		940	6,438			9,127
Minority interests and shareholders' funds					1,702	14,156		15,858
Own shares in policyholders' funds						33		33
Internal funding of trading business	(4,467)	(2,822)	(1,865)	(150)	342		8,962	
	222,605	14,560	7,807	7,570	10,260	31,696	23,234	317,732
On-balance sheet gap	(1,505)	(5,435)	1,525	20,825	(4,394)	(11,016)		
Non-trading derivatives	2,996	7,683	(3,484)	(10,886)	3,691			
Net interest rate repricing gap 2002	1,491	2,248	(1,959)	9,939	(703)	(11,016)		
Cumulative gap 2002	1,491	3,739	1,780	11,719	11,016			

All derivative instruments which alter the interest bases of the non-trading portfolio of assets and liabilities are reflected in the above tables.

43. Trading Value at Risk ("VaR")

The Group's trading market risk exposure for the year ended 31 December 2004 is analysed below.

	Exposure											
	As at 31 December			*Average*			*Highest*			*Lowest*		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*	*2004 (£m)*	*2003 (£m)*	*2002 (£m)*	*2004 (£m)*	*2003 (£m)*	*2002 (£m)*	*2004 (£m)*	*2003 (£m)*	*2002 (£m)*
Total Value at Risk	5.1	6.1	7.9	5.6	11.9	11.1	9.4	23.0	14.8	3.6	6.1	7.4

For all significant exposures VaR has been calculated on a daily basis.

44. Non-trading Currency Exposure

Structural currency exposures arise from the Group's investments in overseas subsidiaries, branches and other investments and are noted in the table below.

	2004			*2003*			*2002*		
Functional currency of the operation	*Net investments in overseas operations (£m)*	*Borrowing taken out to hedge the net investments (£m)*	*Remaining structural currency exposure (£m)*	*Net investments in overseas operations (£m)*	*Borrowing taken out to hedge the net investments (£m)*	*Remaining structural currency exposure (£m)*	*Net investments in overseas operations (£m)*	*Borrowing taken out to hedge the net investments (£m)*	*Remaining structural currency exposure (£m)*
U.S. Dollar	90	49	41	72	53	19	222	185	37
Euro	824	812	12	583	493	90	304	190	114
Australian Dollar	1,119	1,099	20	1,000	847	153	371	315	56
Other	11		11	7		7	2	2	
Total	2,044	1,960	84	1,662	1,393	269	899	692	207

There are no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains or losses.

45. Assets and Liabilities in Foreign Currencies

	Group		
	2004 (£m)	*2003 (£m)*	*2002 (£m)*
The aggregate amounts of assets and liabilities denominated in currencies other than sterling were:			
Assets	84,656	75,051	73,420
Liabilities	115,954	116,217	115,484

The above figures do not reflect the Group's exposure to foreign exchange, which is significantly lower as it is hedged by off-balance sheet instruments.

46. Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	2004 (£m)	*2003 (£m)*	*2002 (£m)*
Group operating profit	4,468	3,706	2,849
(Increase)/decrease in prepayments and accrued income	(42)	(429)	806
Increase/(decrease) in accruals and deferred income	640	403	(684)
Provision for bad and doubtful debts	1,201	1,025	832
Depreciation and goodwill amortisation	823	724	634
Amortisation of discount on debt securities	(7)	(2)	(6)
Income from long-term assurance business	(714)	(525)	(233)
Interest on subordinated liabilities	763	650	518
Profit on sale of investment securities	(108)	(43)	(37)
Gain on sale of fixed assets		(9)	(14)
Provisions for liabilities and charges	251	199	216
Provisions utilised	(172)	(228)	(236)
Provisions against debt securities and equity shares	21	29	24
Exchange differences	1,155	903	384
Other non-cash movements	(50)	(110)	
Net cash inflow from trading activities	8,229	6,293	5,053
Net (decrease)/increase in notes in circulation	(93)	(7)	84
Net (increase)/decrease in items in course of collection	(170)	239	(110)
Net decrease/(increase) in treasury and other eligible bills	3,737	(2,100)	(1,893)
Net increase in loans and advances to banks and customers	(24,052)	(34,051)	(34,879)
Net increase in deposits by banks and customer accounts	18,388	18,403	24,893
Net decrease/(increase) in other debt securities	531	(2,595)	(5,927)
Net increase in other assets	(823)	(142)	(3,217)
Net (decrease)/increase in other liabilities	(942)	2,801	3,759
Net increase in debt securities in issue	5,623	19,087	11,243
Net cash inflow/(outflow) from operating activities	10,428	7,928	(994)

47. Gross Cash Flows

	Notes	*2004 (£m)*	*2003 (£m)*	*2002 (£m)*
(i) Returns on investments and servicing of finance				
Interest paid on subordinated liabilities		(741)	(569)	(515)
Preference dividends paid		(37)	(37)	(37)
Dividends paid to minority shareholders in subsidiary undertakings		(194)	(176)	(148)
		(972)	(782)	(700)
(ii) Capital expenditure and financial investment				
Transfers from/(to) long-term assurance business		60	16	(309)
Purchase of investment securities		(28,420)	(23,273)	(19,745)
Sale and maturity of investment securities		18,731	17,964	23,428
Purchase of property and equipment		(360)	(363)	(391)
Sale of property and equipment		102	65	100
Purchase of operating lease assets		(1,114)	(1,350)	(1,287)
Sale of operating lease assets		621	639	415
		(10,380)	(6,302)	2,211

47. Gross Cash Flows (continued)

	Notes	2004 (£m)	2003 (£m)	2002 (£m)
(iii) Acquisitions and disposals				
Investment in subsidiary undertakings and business interests		(22)	(592)	
Investment in associated undertakings, joint ventures and business interests		(34)	(97)	(141)
Disposal of associated undertakings, joint ventures and business interests		29	64	27
		(27)	(625)	(114)
(iv) Financing				
Issue of Ordinary Shares	50	114	70	1,319
Issue of subordinated liabilities	50	2,466	3,673	1,287
Minority interest acquired		395	628	24
Minority interest disposed		(20)	(23)	(9)
Repayments of subordinated liabilities	50	(517)		(66)
Contribution to Employee Share Trust				(12)
Movement in own shares		15	2	(12)
		2,453	4,350	2,531

48. Acquisitions and Disposals

(a) Acquisitions during the year ended 31 December 2004

Acquisitions during 2004 were as follows:

(i) On 30 September 2004, the Group acquired 100 per cent. of Micrah Services Limited.

(ii) On 1 November 2004, the Group increased its shareholding in Drive Financial Services LP from 49.0 per cent. to 64.5 per cent.

(iii) On 12 November 2004, the Group acquired 100 per cent. of Porterbrook Leasing Company (Euro) Limited.

The acquisition method of accounting has been applied to each of these acquisitions.

The following table summarises the combined effect of these acquisitions. The effect on the Group's profit and loss account from the respective dates of acquisition to 31 December 2004 is not material.

	Acquired book value (£m)	Fair value adjustments (£m)	Fair value to the Group (£m)
Loans and advances to banks and customers	512		512
Interests in other associated undertakings	(42)		(42)
Operating lease assets	114	8	122
Other assets	23		23
Total Assets	607	8	615
Deposits by banks, Customer accounts and Debt securities in issue	565		565
Other liabilities	13		13
Minority interests	23		23
Total Liabilities	601		601
Net Assets	6	8	14
Goodwill			8
Consideration			22
Satisfied by:			
Cash			22

(b) Acquisitions during the year ended 31 December 2003

On 31 January 2003 the Group acquired Rothschild Asset Management International Holdings BV ("RAM") for £60 million including costs of acquisition. The book value of net assets acquired was £17 million with no fair value adjustments required, creating a balance of goodwill on the acquisition of £43 million.

48. Acquisitions and Disposals (continued)

On 4 April 2003 the Group acquired the business of the Joint Affinity Credit Card Business developed through Transnational Group Services International Inc. and its UK based subsidiary, Transnational Financial Services Ltd ("Transnational") for a cash consideration of £96 million including costs of acquisition. The book value of net assets acquired was £23 million with no material fair value adjustments required creating a balance of goodwill on the acquisition of £73 million.

On 26 August 2003, HBOS, through its subsidiary undertaking Scottish Western Australia Holdings Pty Ltd acquired all of the ordinary shares of Bank of Western Australia Ltd ("BankWest") which it did not already own. The total consideration including costs of acquisition amounted to £436 million. The minority interest acquired amounted to £229 million with no material fair value adjustments being required creating a balance of goodwill on the acquisition of £207 million.

The acquisition method of accounting has been applied to each of these acquisitions. Goodwill is being amortised over 10 years in respect of RAM and 20 years in respect of Transnational and BankWest reflecting the periods over which the economic benefits are expected to arise.

The following table summarises the effects of these acquisitions.

	Acquired book value and fair value to the Group			
	RAM (£m)	*Transnational (£m)*	*BankWest (£m)*	*Total (£m)*
Loans and advances to banks	44			44
Other assets	16	27		43
Total assets	60	27		87
Other liabilities	(43)	(4)		(47)
Net assets	17	23		40
Minority interests			229	229
Goodwill	43	73	207	323
Consideration	60	96	436	592
Satisfied by:				
Cash	58	96	433	587
Acquisition costs	2		3	5
	60	96	436	592

The effect on the Group's profit and loss account from the respective dates of acquisition to 31 December 2003 is not material.

(c) *Equitable Life Assurance Society ("The Equitable")*

In accordance with the terms of the acquisition of the operating assets, sales-force and unit-linked and non-profit business of The Equitable in March 2001, contingent consideration of up to £250 million would have become payable dependent on the extent to which certain new business sales and profitability targets were achieved in 2003 and 2004 by the distribution channel acquired. These targets have not been achieved and accordingly no provision has been made.

49. Analysis of the Balances of Cash as shown in the Balance Sheet

	As at 1 January 2002 (£m)	*Cashflow (£m)*	*As at 31 December 2002 (£m)*	*Cashflow (£m)*	*As at 31 December 2003 (£m)*	*Cashflow (£m)*	*As at 31 December 2004 (£m)*
Cash and balances at central banks	1,150	223	1,373	8	1,381	177	1,558
Loans and advances to other banks repayable on demand	1,625	1,534	3,159	3,112	6,271	(426)	5,845
	2,775	1,757	4,532	3,120	7,652	(249)	7,403

The Group maintains balances with the Bank of England which, at 31 December 2004, amounted to £1,022 million (2003 £902 million, 2002 £881 million).

50. Analysis of the Changes in Financing During the Year

	2004		2003		2002	
	Share Capital (including Premium) (£m)	*Loan Capital (£m)*	*Share Capital (including Premium) (£m)*	*Loan Capital (£m)*	*Share Capital (including Premium) (£m)*	*Loan Capital (£m)*
At 1 January	2,708	12,882	2,638	9,127	1,319	7,923
Effect of foreign exchange differences		(198)		82		(17)
Proceeds of capital issues (including premium) – Ordinary Shares	114		70		1,319	
Issue of subordinated liabilities		2,466		3,673		1,287
Repayments of subordinated liabilities		(517)				(66)
At 31 December	2,822	14,633	2,708	12,882	2,638	9,127

51. Related Party Transactions

In the year ended 31 December 2004, the Group provided both administration and processing services to Sainsbury's Bank plc. The amounts in respect of administration and processing services payable to the Group during the year were £38 million (2003 £25 million, 2002 £28 million), of which £24 million was outstanding at the year end (2003 £8 million, 2002 £4 million).

Until the service contract was terminated on 20 August 2003, IBM United Kingdom (Systems Operations) Limited, a non-consolidated subsidiary, provided systems operations services to the Group. The amounts in respect of these services payable by the Group during 2003 were £126 million, including an exceptional charge arising from termination of the service contract (2002 £147 million).

52. Main Associated Undertakings (including Joint Ventures)

	Nature of Business	*Issued Share and Loan Capital*		*Group's Interest %*	*Statutory Accounts Made up to*	*Principal Area of Operations*
Incorporated in the UK						
Joint Ventures:						
Centrica Personal Finance Limited	Finance	ordinary	3,000,002	50.0	December 2004	UK
RFS Limited	Finance	ordinary	6,000,006	50.0	December 2004	UK
Lex Vehicle Leasing (Holdings) Ltd	Vehicle	ordinary	16,900,002	50.0	December 2004	UK
and its subsidiaries	Leasing	preference	64,400,000	50.0		
First Alternative Holdings Ltd	Insurance	ordinary	700,000	70.0	December 2004	UK
and its subsidiaries		preference	75,000,000	100.0		
esure Holdings Ltd	Insurance	ordinary	3,330,000	70.0	December 2004	UK
and its subsidiaries		preference	175,170,000	100.0		
Other Associated Undertaking:						
Sainsbury's Bank plc	Banking	ordinary	140,000,000	45.0	March 2004*	UK
		loan	80,000,000	45.0		

* The accounts of Sainsbury's Bank plc have been equity accounted in the Group's consolidated accounts on the basis of accounts prepared for the year to 31 December 2004.

All the above are held by subsidiary undertakings.

53. Main Subsidiary Undertakings

	HBOS's Interest in Ordinary Share Capital and Voting Rights %	*Principal Business*	*Incorporated*
The Governor and Company of the Bank of Scotland and subsidiaries, including	100†	Banking, financial and related services	UK
HBOS Treasury Services PLC	100	Banking	UK
Bank of Scotland (Ireland) Ltd	100	Banking	Ireland
CAPITAL BANK plc	100*	Banking and personal finance	UK
HBOS Australia Pty Ltd and subsidiaries including Bank of Western Australia Ltd	100	Retail and commercial banking	Australia
Halifax plc	100ø	Banking	UK
Halifax Share Dealing Ltd	100	Execution only stockbroking	UK
HBOS Insurance & Investment Group Ltd and subsidiaries, including	100†	Investment holding	UK
Halifax General Insurance Services Ltd	100	General insurance brokerage	UK
St Andrew's Insurance plc	100	General insurance	UK
Clerical Medical Investment Group Ltd	100	Life assurance	UK
Halifax Life Ltd	100	Life assurance	UK
Halifax Investment Funds Managers Ltd	100	OEIC management	UK
Insight Investment Management Ltd	100	Investment management	UK
St James's Place Capital plc	60	Financial services	UK

† HBOS holds 100 per cent. of the issued preference share capital.

* Bank of Scotland holds 100 per cent. of the issued preference share capital.

ø HBOS holds 75 per cent. of the issued preference share capital.

54. Transactions with Directors, Officers and Connected Persons

The aggregate amounts outstanding at 31 December 2004 in respect of loans and credit cards which were made available by the Group for persons who are, or were during the year, Directors and officers of HBOS and their connected persons were:

	Number	*Aggregate amount outstanding (£000)*
Loans	9	5,695
Credit card accounts	15	70

55. Segmental Analysis

Business Sector

Following an internal reorganisation, from 1 January 2004, the Group reported throughout the year through five divisions (Retail, Corporate, Treasury, Insurance & Investment and International), plus Group Items. 2003 figures have been restated to reflect the new structure. 2002 comparatives are presented on the old divisional structure.

	Profit before Tax and Exceptional items (£m)	*Exceptional items (£m)*	*2004 Profit before Tax (£m)*	*Profit before Tax and Exceptional items (£m)*	*Exceptional items (£m)*	*2003 Profit before Tax (£m)*
Retail	2,059	(154)	1,905	1,687	(20)	1,667
Corporate	1,376	(12)	1,364	1,101	(6)	1,095
Treasury	262		262	242	(1)	241
Insurance & Investment	1,067		1,067	887		887
International	312	(5)	307	257		257
Group Items	(306)	(7)	(313)	(289)	(92)	(381)
Business						
Bank West						
	4,770	(178)	4,592	3,885	(119)	3,766

	Net Assets 2004 (£m)	*Net Assets 2003 (£m)*	*Total Assets 2004 (£m)*	*Total Assets 2003 (£m)*
Retail	5,379	4,599	185,656	179,702
Corporate	4,666	3,860	87,847	77,598
Treasury	842	907	84,622	73,514
Insurance & Investment	4,943	4,445	57,696	53,094
International	1,793	1,557	27,060	24,505
	17,623	15,368	442,881	408,413

55. Segmental Analysis (continued)

The 2002 results on the old divisional basis are as follows:

	2002			
	Profit before Tax and Exceptional items (£m)	*Exceptional items (£m)*	*Profit before Tax (£m)*	*Net Assets (£m)*
Retail	1,426	(28)	1,398	4,949
Insurance & Investment	589	(6)	583	3,867
Business	307	(16)	291	1,292
Corporate	681		681	2,585
Treasury	231	(9)	222	784
Bank West	75		75	242
Group Items	(247)	(94)	(341)	
	3,062	(153)	2,909	13,719

Geographical

The table below analyses the Group results and assets by the geographical area in which the business is generated. The geographical analysis is prepared in accordance with the location of the relevant company or branch.

	2004			2003			2002		
	UK (£m)	*Rest of World (£m)*	*Group Total (£m)*	*UK (£m)*	*Rest of World (£m)*	*Group Total (£m)*	*UK (£m)*	*Rest of World (£m)*	*Group Total (£m)*
Interest receivable	19,658	1,977	21,635	16,528	1,699	18,227	15,444	1,247	16,691
Fees and commissions receivable	2,465	245	2,710	2,358	228	2,586	1,988	169	2,157
Dealing profits	197	11	208	161	11	172	146	8	154
Income from long-term assurance business	578	136	714	386	139	525	131	102	233
Other operating income	1,332	178	1,510	776	275	1,051	700	204	904
Gross income	24,230	2,547	26,777	20,209	2,352	22,561	18,409	1,730	20,139
Operating profit before exceptional items	3,930	716	4,646	3,187	638	3,825	2,552	450	3,002
Share of operating profits of joint ventures	44	(3)	41	35	(4)	31	19	(11)	8
Share of operating profits of other associated undertakings	46	14	60	17	12	29	19	8	27
Profit on disposal of fixed assets	23		23				25		25
Exceptional items	(173)	(5)	(178)	(119)		(119)	(153)		(153)
Group profit before taxation	3,870	722	4,592	3,120	646	3,766	2,462	447	2,909
Total assets	398,347	44,110	442,457	371,506	36,451	407,957	326,899	27,678	354,577
Joint ventures			254			264			281
Other associated undertakings			170			192			172
Group total assets			442,881			408,413			355,030
Net assets (excluding minority interests)	15,891	1,732	17,623	13,858	1,510	15,368	12,176	1,543	13,719

PART 5: TAXATION

1. UK Taxation

The following summary is intended only as a general guide to certain aspects of United Kingdom tax law. It is based on United Kingdom law and what is understood to be current Inland Revenue practice as at the date of this document. Shareholders should note, in particular, that the status of certain provisions in the Finance Bill ordered to be printed on 22 March 2005 (the "Finance (No. 1) Bill") is not yet certain (as discussed in paragraph 1.4 below). The comments set out below do not constitute tax advice and apply only to persons who are the beneficial owners of New HBOS Preference Shares, who are resident in the United Kingdom for United Kingdom tax purposes (except insofar as express reference is made to the treatment of non-United Kingdom residents), who hold their New HBOS Preference Shares as investments and who are not regarded as connected with HBOS for relevant tax purposes.

The taxation position of certain categories of New HBOS Preference Shareholders who are subject to special rules such as traders, broker/dealers, insurance companies, collective investment schemes and shareholders who acquired, or who are deemed to have acquired, their shares by virtue of an office or employment is not considered. New HBOS Preference Shareholders who are resident or otherwise subject to tax in any jurisdiction other than the United Kingdom or who are in any doubt as to their tax position should consult an appropriate professional adviser.

1.1 Dividends

No UK tax will be withheld from dividends paid by HBOS.

For UK resident individual shareholders, dividends paid by HBOS on the New HBOS Preference Shares will carry a tax credit at a rate of one-ninth of the cash dividend paid. For UK income tax purposes, the "gross dividend" on which tax is paid will comprise the dividend and that tax credit. UK resident individual shareholders who are not liable to income tax in respect of the gross dividend will not be entitled to any payment in respect of the tax credit. In the case of UK resident individual shareholders who are not liable to income tax at the higher rate, the tax credit will satisfy in full such shareholders' liability to income tax on the gross dividend. UK resident individual shareholders who are liable to income tax at the higher rate in respect of the gross dividend will be subject to income tax on the gross dividend at 32.5 per cent., but will be able to set off the tax credit against part of this liability leaving a net income tax liability equal to 22.5 per cent. of the gross dividend (which is equal to 25 per cent. of the cash dividend received).

UK resident shareholders who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to payment in respect of the tax credits relating to dividends.

Subject to the discussion set out in paragraph 1.4 below, UK resident corporate shareholders will under current law generally not be subject to corporation tax in respect of any dividend paid by HBOS, but such shareholders will not be able to claim repayment of tax credits associated with dividends on New HBOS Preference Shares.

1.2 ISAs

The New HBOS Preference Shares are qualifying investments for the purposes of the stocks and shares component of an ISA.

1.3 Taxation of capital gains

The sale, or other disposal, of New HBOS Preference Shares may give rise to a gain for the purposes of UK taxation of chargeable gains.

An individual holder of New HBOS Preference Shares who is resident or who is ordinarily resident in the UK for tax purposes and who realises such a gain may be liable to UK capital gains tax, depending on the holder's circumstances and subject to any available exemption or relief.

Subject to the discussion set out in paragraph 1.4 below, a corporate holder of New HBOS Preference Shares who is resident in the UK for tax purposes and who realises such a gain may be liable to UK corporation tax on chargeable gains, depending on the holder's circumstances and subject to any available exemption or relief.

A holder of New HBOS Preference Shares who is not resident in the UK for tax purposes and who carries on a trade in the UK through a branch or agency or, in the case of a company (subject to the discussion set out in paragraph 1.4 below), a permanent establishment, may be subject to UK capital gains tax or corporation tax on a disposal of New HBOS Preference Shares which are used, held, or acquired for the purposes of the branch, agency, or permanent establishment, subject to any available exemption or relief. Special rules apply to individuals who are temporarily not resident or ordinarily resident in the UK.

1.4 The Finance (No. 1) Bill

Draft provisions included in the Finance (No. 1) Bill have given rise to uncertainty concerning the position of corporate holders within the charge to UK corporation tax. The relevant provisions have not been included in the Finance Act which passed into law on 7 April 2005. It is expected, however, that a further Finance Bill will be introduced at some point following the general election and the re-call of Parliament on 11 May 2005. In the event that such Bill contains draft provisions which are similar to those included in the Finance (No. 1) Bill, and such provisions are enacted into law, then the position outlined in paragraphs 1.1 and 1.3 above may not apply for corporate holders within the charge to UK corporation tax.

Such shareholders are accordingly advised to consult an appropriate professional adviser as to their tax treatment.

Very broadly, if provisions similar to those contained in the Finance (No. 1) Bill were to be enacted, the changes would result in the New HBOS Preference Shares being treated as "creditor relationships" for the purposes of the loan relationship rules set out in the Finance Act 1996. If transitional rules similar to those contained in the Finance (No. 1) Bill were to become law, it is likely that any such change would take effect in relation to New HBOS Preference Shares on 1 July 2005. Profits and losses subject to tax under the loan relationship rules would need to be computed in accordance with a fair value basis of accounting. Only a very limited category of debits would be deductible for tax purposes.

To the extent that an affected shareholder holds New HBOS Preference Shares at the time on which the proposed amendments take effect in relation to those shares (expected to be 1 July 2005 if provisions similar to those contained in the Finance (No. 1) Bill were to be enacted), it will be necessary for that shareholder to calculate the chargeable gain or allowable loss that would have arisen on a disposal of the relevant shares for their market value at that time. Any such chargeable gain or allowable loss arising will be "held-over" and would come into charge only on a subsequent disposal of the relevant shares.

1.5 Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

Transfers on sale of New HBOS Preference Shares will generally be subject to United Kingdom stamp duty at the rate of 0.5 per cent. of the consideration given for the transfer (rounded up to the next £5). The purchaser normally pays the stamp duty.

An agreement to transfer New HBOS Preference Shares will normally give rise to a charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration payable for the transfer. If a duly stamped transfer in respect of the agreement is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional), any SDRT paid is repayable, generally with interest, and otherwise the SDRT charge is cancelled. SDRT is, in general, payable by the purchaser.

Paperless transfers of New HBOS Preference Shares within the CREST system are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the CREST system. Deposits of New HBOS Preference Shares into CREST will not generally be subject to SDRT unless the transfer into CREST is itself for consideration.

The above statements in this section are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

2. Other jurisdictions

New HBOS Preference Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.

PART 6: ADDITIONAL INFORMATION

1. Introduction

The Directors, whose names are set out on page 4 and in paragraph 5 of this Part 6, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. *Incorporation of HBOS*

HBOS was incorporated and registered in Scotland on 3 May 2001 with registered number SC 218813 as a public limited company under the Companies Act. The principal legislation under which HBOS operates is the Companies Act. The registered office and head office in the United Kingdom of HBOS is at The Mound, Edinburgh EH1 1YZ.

3. Share Capital

3.1 The initial authorised share capital on the incorporation of HBOS was £50,000 divided into 50,000 shares of £1 each. Since incorporation there have been the following changes to the authorised and issued share capital of HBOS:

(a) At an extraordinary general meeting on 12 June 2001, the shares were sub-divided into shares of 25p each and, conditional upon a scheme of arrangement made between the Bank of Scotland and the holders of ordinary stock units in the Bank of Scotland under section 425 of the Companies Act (which became effective on 3 September 2001), the authorised share capital was increased to £904,000,000 by the creation of 1,599,800,000 Ordinary Shares of 25p each, 375,000,000 9¼ per cent. Preference Shares of £1 each, 125,000,000 9¾ per cent. Preference Shares of £1 each, 250,000 8.117 per cent. non-cumulative Perpetual Preference Shares Class A of £10 each and 150,000 7.754 per cent. non-cumulative Perpetual Preference Shares Class B of £10 each.

(b) In addition, on 12 June 2001 at such extraordinary general meeting, conditional upon a scheme of arrangement made between Halifax Group and its shareholders under section 425 of the Companies Act (which became effective on 4 September 2001), the authorised share capital was increased to £2,889,000,000 and Euro 1,500,000,000 by the creation of a further 3,140,000,000 Ordinary Shares of 25p each, 200,000,000 6⅛ per cent. Preference Shares of £1 each, 1,000,000,000 Preference Shares of £1 each, and 1,500,000,000 Preference Shares of 1 Euro each.

(c) At the HBOS annual general meeting on 29 April 2003, the authorised share capital was increased to £3,889,000,000, Euro 1,500,000,000 and U.S.$2,500,000,000 by the creation of an additional 1,000,000,000 Preference Shares of £1 each and 2,500,000,000 Preference Shares of U.S.$1 each.

(d) At the HBOS annual general meeting on 27 April 2005, the authorised share capital was increased to £4,685,000,000, Euro 3,000,000,000 and U.S.$4,500,000,000 by the creation of an additional 796,000,000 Preference Shares of £1 each, 1,500,000,000 Preference Shares of 1 Euro each and 2,000,000,000 Preference Shares of U.S.$1 each.

3.2 The following table shows the authorised, issued and fully paid up share capital of HBOS as at 27 April 2005, being the latest practicable date prior to publication of this document.

	Authorised		*Issued and fully paid*	
	(Number)	*(£/Euro/U.S.$)*	*(Number)*	*(£/Euro/U.S.$)*
Ordinary Shares of 25p each(1)(2)	4,740,000,000	£1,185,000,000	3,908,943,190	£977,235,797.50
9¼ per cent. Preference Shares of £1 each	375,000,000	£375,000,000	300,000,000	£300,000,000
9¾ per cent. Preference Shares of £1 each	125,000,000	£125,000,000	100,000,000	£100,000,000
6⅛ per cent.Preference Shares of £1 each	200,000,000	£200,000,000	nil	nil
Preference Shares of £1 each	2,796,000,000	£2,796,000,000	nil	nil
Preference Shares of 1 Euro each	3,000,000,000	€3,000,000,000	nil	nil
Preference Shares of U.S.$1 each	4,500,000,000	$4,500,000,000	nil	nil
8.117 per cent. non-cumulative Perpetual Preference Shares Class A of £10 each	250,000	£2,500,000	nil	nil
7.754 per cent. non-cumulative Perpetual Preference Shares Class B of £10 each	150,000	£1,500,000	nil	nil

Notes:

(1) 1,911,000 Ordinary Shares are held in Treasury with a book value of £15,755,318.92 and a par value of £477,750. This number is included within the total number of issued fully paid Ordinary Shares.

(2) 180,520 Ordinary Shares with a book value of £1,380,141 and a par value of £45,130 are held for the purpose of satisfying obligations from certain share based compensation schemes. A further 5,000,681 Ordinary Shares with a book value of £39,780,417 and a par value of £1,250,170.25 are held by the long term assurance business policyholders' funds.

3.3 The following issues of shares, all of which are credited as fully paid, have been made by HBOS during the three years preceding 25 April 2005 (the latest practicable date before the publication of this document):

	Authorised (Number)	*Issued (Number)*	*Issue prices (p)*
As at 1 January 2002			
Ordinary Shares	4,740,000,000	3,566,567,091	
9¼ per cent. Preference Shares	375,000,000	300,000,000	
9¾ per cent. Preference Shares	125,000,000	100,000,000	
Changes during year(1)			
HBOS Sharesave Plan 2001		25,922	562
HBOS Employee Share Option Plan 2002		8,312	751.2
Bank of Scotland Save-as-you-earn Scheme		3,014,480	163.6 – 570
Bank of Scotland Executive Stock Option Scheme		1,510,674	110.17 – 712.5
Halifax plc and Halifax Group plc Sharesave Schemes		3,669,681	410 – 578.79
Halifax plc Employee Share Option Scheme 2000		430,878	680
Share Dividend Plan		37,547,301	750.6 – 755.4
Issued re acquisition of Shares in MBL Holdings Limited		165,093	636

	Authorised (Number)	*Issued (Number)*	*Issue prices (p)*
As at 1 January 2003			
Ordinary Shares	4,740,000,000	3,785,643,240	
9¼ per cent. Preference Shares	375,000,000	300,000,000	
9¾ per cent. Preference Shares	125,000,000	100,000,000	
Changes during year(1)			
HBOS Sharesave Plan 2001		121,740	562
HBOS Employee Share Option Plan 2002		755,596	751.2
Bank of Scotland Save-as-you-earn Scheme		3,170,645	207.864 – 570
Bank of Scotland Executive Stock Option Scheme		992,791	188.5 – 712.5
Halifax plc and Halifax Group plc Sharesave Schemes		6,213,325	410 – 578.79
Halifax plc Employee Share Option Scheme 2000		295,485	680
Share Dividend Plan		52,942,291	615.9 – 740.7
Issued re acquisition of Shares in MBL Holdings Limited		220,845	715

	Authorised (Number)	*Issued (Number)*	*Issue prices (p)*
As at 1 January 2004			
Ordinary Shares	4,740,000,000	3,850,355,958	
9¼ per cent. Preference Shares	375,000,000	300,000,000	
9¾ per cent. Preference Shares	125,000,000	100,000,000	
Changes during year(1)			
HBOS Sharesave Plan 2001		251,859	562 – 597.5
HBOS Employee Share Option Plan 2002		1,821,795	654 – 751.2
Bank of Scotland Save-as-you-earn Scheme		1,470,616	218.93 – 570
Bank of Scotland Executive Stock Option Scheme		1,379,465	201.5 – 712.5
Halifax plc and Halifax Group plc Sharesave Schemes		2,118,723	410 – 578.79
Halifax plc Employee Share Option Scheme 2000		10,198,240	680
Share Dividend Plan		57,749,166	671.3 – 726
Repayment of Halifax Group Loan Notes		313,544	837
As at 1 January 2005			
Ordinary Shares	4,740,000,000	3,925,659,366	
9¼ per cent. Preference Shares	375,000,000	300,000,000	
9¾ per cent. Preference Shares	125,000,000	100,000,000	
Changes during year(1)(2)			
HBOS Sharesave Plan 2001		118,432	562 – 597.5
HBOS Employee Share Option Plan 2002		1,336,383	654 – 751.2
Bank of Scotland Save-as-you-earn Scheme		22,125	428.27 – 570
Bank of Scotland Executive Stock Option Scheme		927,468	259.83 – 712.5
Halifax plc and Halifax Group plc Sharesave Schemes		40,694	410.0 – 578.79
Halifax plc Employee Share Option Scheme 2000		838,722	668 – 680
Cancellation of shares held in Treasury		(20,000,000)	N/A

Notes:

(1) All changes are in respect of Ordinary Shares unless otherwise noted.

(2) As at 25 April 2005 (the latest practicable date prior to the printing of this document).

3.4 Save as disclosed in paragraph 3.3 above and paragraph 3.8 below:

(a) since 1 January 2002, there has been no issue of share or loan capital of HBOS and no material issue of share or loan capital of any subsidiary undertaking (otherwise than intra-Group issues by wholly-owned subsidiary undertakings and pro rata issues by partly-owned subsidiary undertakings) for cash or other consideration;

(b) since 1 January 2002, no commissions, discounts, brokerages or other special terms have been granted by HBOS or any subsidiary undertaking in connection with the issue, conversion or sale of any share or loan capital of HBOS or any of its subsidiary undertakings; and

(c) no share or loan capital of HBOS or any of its subsidiary undertakings is under option or is agreed conditionally or unconditionally to be put under option.

3.5 The Scheme and the exchange of Halifax Preference Shares for New HBOS Preference Shares was authorised pursuant to a resolution of the Committee of the Board passed on 20 April 2005.

3.6 Under the Articles the Directors are generally and unconditionally authorised to allot relevant securities (within the meaning of section 80 of the Companies Act) up to an aggregate nominal amount of £2,159,000,000, such authority expiring on the date of HBOS's annual general meeting in 2006 or, if earlier, 12 June 2006. In addition, and without prejudice to this existing power of the Directors to allot relevant securities, pursuant to a resolution passed at the annual general meeting on 27 April 2005, the Directors have been generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act to exercise for the period beginning on 27 April 2005 and ending on the date of HBOS's annual general meeting in 2006, or, if earlier, on 12 June 2006, all the powers of HBOS to allot relevant securities up to the aggregate nominal amount of £796,000,000, Euro 1,500,000,000 and U.S.$2,000,000,000.

3.7 By a special resolution on 27 April 2005 the Directors were empowered to allot equity securities (as defined in section 94 of the Companies Act), entirely paid for in cash: (i) of an unlimited amount in connection with a rights issue (as defined in Article 21.7 of the Articles); and (ii) of an amount up to £49,080,217, both free of the restrictions in section 89(1) of the Companies Act (such power expiring on the date of HBOS's annual general meeting in 2006 or, if earlier, 12 June 2006). HBOS remains subject to the continuing obligations of the UK Listing Authority with regard to the issue of securities for cash and the provisions of section 89 of the Companies Act (which confers on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash) apply to the balance of the authorised but unissued share capital of HBOS which is not the subject of a disapplication.

3.8 The following table shows the Ordinary Shares under option, or agreed to be put conditionally or unconditionally under option, as at 25 April 2005 (being the latest practicable date before the publication of this document). The options under the schemes below were granted for nil consideration:

Name of Option Scheme	*Date Option Granted*	*Price (p)*	*Outstanding as at 25 April 2005*	*Date between which options can be exercised*
HBOS plc Sharesave Plan 2001	October 2001	562	261,851	1 January 2005 – 1 January 2006
	October 2001	562	3,170,123	1 January 2007 – 1 January 2008
	October 2001	562	1,558,818	1 January 2009 – 1 January 2010
	September 2002	597.5	3,010,390	1 January 2006 – 1 January 2007
	September 2002	597.5	2,873,374	1 January 2008 – 1 January 2009
	September 2002	597.5	1,304,344	1 January 2010 – 1 January 2011
	September 2003	574	5,577,271	1 January 2007 – 1 January 2008
	September 2003	574	2,863,667	1 January 2009 – 1 January 2010
	September 2003	574	1,193,978	1 January 2010 – 1 January 2011
	September 2004	544.3	5,933,858	1 January 2008 – 1 January 2009
	September 2004	544.3	3,976,538	1 January 2010 – 1 January 2011
	September 2004	544.3	2,119,419	1 January 2011 – 1 January 2012
HBOS plc International Sharesave Plan 2001	October 2001	562	9,178	1 January 2005 – 1 January 2006
	October 2001	562	75,918	1 January 2007 – 1 January 2008
	October 2001	562	22,352	1 January 2009 – 1 January 2010
	September 2002	597.5	65,102	1 January 2006 – 1 January 2007
	September 2002	597.5	43,128	1 January 2008 – 1 January 2009
	September 2002	597.5	9,512	1 January 2010 – 1 January 2011
	September 2003	574	85,750	1 January 2007 – 1 January 2008
	September 2003	574	47,907	1 January 2009 – 1 January 2010
	September 2003	574	7,601	1 January 2011 – 1 January 2012
	September 2004	544.3	284,891	1 January 2008 – 1 January 2009
	September 2004	544.3	360,098	1 January 2010 – 1 January 2011
	September 2004	544.3	97,629	1 January 2012 – 1 January 2013
HBOS plc Employee Share Option Plan 2002	April 2002	751.2	19,317,790	April 2005 – April 2008
	March 2003	654	28,224,851	March 2006 – March 2009
	March 2004	712.5	32,853,959	March 2007 – March 2010
Bank of Scotland Save-as-you-earn Scheme	1997	428.27	37,997	December 2004
	1998	459.47	1,060,522	December 2005
	1999	570	45,599	December 2004
	1999	570	986,044	December 2006
	2000	472.53	1,254,008	December 2005
	2000	472.53	1,042,181	December 2007
Bank of Scotland Executive Stock Option Scheme				
1995 Approved	October 1995	259.83	29,000	March 2005 – October 2005
1995 Unapproved	October 1995	259.83	100,000	March 2005 – October 2005
1996 Approved	October 1996	273.67	31,876	March 2005 – October 2006
1996 Unapproved	October 1996	273.67	219,267	March 2005 – October 2006
1997 Approved	October 1997	535.33	95,358	March 2005 – October 2007
1997 Unapproved	October 1997	535.33	257,482	March 2005 – October 2007
1998 Approved	October 1998	574.33	131,250	March 2005 – October 2008
1998 Unapproved	October 1998	574.33	310,843	March 2005 – October 2008
1999 Approved	October 1999	712.5	188,714	March 2005 – October 2009
1999 Unapproved	October 1999	712.5	307,501	March 2005 – October 2009
2000 Approved (1)	May 2000	538.33	28,434	March 2005 – May 2010
2000 Unapproved (1)	May 2000	551.5	230,213	March 2005 – May 2010
2000 Approved (2)	October 2000	590.67	172,467	March 2005 – October 2010
2000 Unapproved (2)	October 2000	610	743,606	March 2005 – October 2010
Halifax plc Sharesave Scheme	July 1997	578.79	14,749	1 September 2004 – 1 September 2005
	August 1998	577.79	145,547	1 October 2005 – 1 October 2006
	August 1999	537	5,351	1 October 2004 – 1 October 2005
	August 1999	537	92,605	1 October 2006 – 1 October 2007
	August 2000	410	3,830,274	1 October 2005 – 1 October 2006
	August 2000	410	1,014,558	1 October 2007 – 1 October 2008
Halifax plc Employee Share Option Scheme 2000	February 2001	668 – 680	1,568,990	February 2004 – February 2006
HBOS plc Long Term Executive Bonus Plan	2003	640	1,739,606	End of February 2006
	2004	717	1,992,464	End of February 2007
	2005	840	1,647,293	End of February 2008
HBOS plc Annual Bonus Plan	March 2003	676	2,631,002	March 2006
	March 2004	736	2,719,852	March 2007
	March 2005	819	2,504,935	March 2008
The HBOS St James's Place Capital Partners Share Option Scheme	2002	827.5	234,079	April 2005
	2003	659	307,132	February 2006
	2004	730.5	486,374	February 2007
	2005	832	473,397	February 2008

4. Summary of the Memorandum and Articles of HBOS

4.1 Memorandum

HBOS's principal object, as stated in Clause 4 of its Memorandum of Association, is to acquire and hold, directly or indirectly, all or any part of the issued share capital of Halifax Group and the Bank of Scotland, to generally carry on business as an investment holding company and to carry on the business of banking and the provision of financial services. The objects of HBOS are set out in full in Clause 4 of the Memorandum of Association which is available for inspection at the addresses specified in paragraph 20 of this Part below.

4.2 Articles

The Articles (adopted on 31 August 2001 as amended by a special resolution dated 27 April 2004) contain the general provisions detailed in this paragraph 4.2. Detailed provisions for rights attached to the New HBOS Preference Shares are contained in Part 3.

4.2.1 *Share capital*

The authorised share capital of HBOS is divided into 4,740,000,000 Ordinary Shares; 375,000,000 9¼ per cent. Preference Shares; 125,000,000 9¾ per cent. Preference Shares; 200,000,000 6⅛ per cent. Preference Shares; 2,796,000,000 Preference Shares of £1 each; 3,000,000,000 Preference Shares of 1 Euro each; 4,500,000,000 Preference Shares of U.S.$1 each; 250,000 8.117 per cent. non-cumulative Perpetual Preference Shares Class A of £10 each; and 150,000 7.754 per cent. non-cumulative Perpetual Preference Shares Class B of £10 each.

Under the Articles the Directors are generally and unconditionally authorised to allot relevant securities (within the meaning of section 80 of the Companies Act) up to an aggregate nominal amount of £2,159,000,000, such authority expiring on the date of HBOS's annual general meeting in 2006 or, if earlier, 12 June 2006. This maximum amount may be varied and set out in an ordinary resolution which renews or increases this authority passed by shareholders at a general meeting. HBOS's shareholders can, by ordinary resolution, renew or extend this authority for periods of no more than five years from the date of each ordinary resolution.

At the annual general meeting on 27 April 2005, without prejudice to the existing power of the Directors to allot relevant securities, a resolution was passed at the annual general meeting authorising the Directors generally and unconditionally, pursuant to and in accordance with section 80 of the Companies Act, to exercise for the period beginning on 27 April 2005 and ending on the date of HBOS's annual general meeting in 2006, or, if earlier, on 12 June 2006, all the powers of HBOS to allot relevant securities in cash: (i) of an unlimited amount in connection with a rights issue (as defined in the Articles); and (ii) of an aggregate nominal amount up to £49,080,217 free of the restrictions of section 89(1) of the Companies Act. In addition, and without prejudice to the existing powers of the Directors to allot relevant securities, the Directors were generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act, to exercise for the period beginning on 27 April 2005 and ending on the date of HBOS's annual general meeting in 2006, or if earlier on 12 June 2006, all the powers of HBOS to allot relevant securities up to the aggregate nominal amount of £796,000,000, Euro 1,500,000,000 and U.S.$2,000,000,000. The Directors have no present intention to exercise such authority other than for the Scheme and in connection with the exercise of options granted over Ordinary Shares.

The Directors are also empowered under the Articles to allot equity securities (within the meaning of section 94 of the Companies Act) for cash, where they have the general authority under section 80 referred to above, as if section 89(1) of the Companies Act did not apply thereto.

There is no limit on the maximum amount of equity securities which can be allotted under this power where the allotment is in connection with a rights issue (as defined in the Articles). In all other cases, the maximum amount of equity securities which can be allotted under that power is £44,400,000 for a period ending on the date of HBOS's annual general meeting in 2006 or, if earlier, 12 June 2006 or the amount stated in a special resolution which renews or extends this period. As set out above, at the annual general meeting on 27 April 2005, this power was extended to a maximum amount of £49,080,217 of equity securities which can be allotted under that power.

During the periods referred to above, the Directors can make offers and enter into agreements which would, or might, require shares to be allotted after these periods.

4.2.2 *Rights attaching to the Ordinary Shares*

(i) Dividends

(a) Subject to the Companies Act, holders of Ordinary Shares may by ordinary resolution declare dividends but no such dividend can exceed the amount recommended by the Directors. If the Directors consider that the distributable profits of HBOS justify such payments, they can recommend a final dividend (subject to shareholder approval) and/or declare and pay interim dividends. No dividend can be paid otherwise than out of profits available for distribution under the Companies Act, the Regulations and all other laws and regulations applying to HBOS (hereinafter called the "legislation" in this paragraph 4).

(b) The Directors may offer holders of Ordinary Shares, in respect of any dividend, the right to elect to receive Ordinary Shares by way of scrip dividend instead of some or all of their cash dividend, but only with the authority of an ordinary resolution passed by the holders of Ordinary Shares.

(c) Any dividend which has not been claimed for 12 years after the passing of the resolution for payment of that dividend will be forfeited and will belong to HBOS.

(ii) Voting rights

(a) Subject to any special rights or restrictions which are given to any class of shares by, or in accordance with, the Articles, when a holder of Ordinary Shares is entitled to attend a general meeting and vote, he has only one vote on a show of hands. His proxy (other than the chairman of the meeting in his capacity as a proxy) is entitled to vote on a show of hands. If there is a poll, a holder of Ordinary Shares or his proxy who is entitled to be present and to vote has one vote for every Ordinary Share he holds.

(b) Subject to the Articles, the holders of Ordinary Shares can only attend or vote, either in person or by proxy, at general meetings of HBOS if they have paid to HBOS all calls, and all other sums, relating to their shares which are due at the time of the meeting.

(c) Unless the Directors decide otherwise, a holder of Ordinary Shares is not entitled to attend or vote, either in person or by proxy, at a general meeting if he fails, for a period of 14 days, to supply HBOS with the information required by a notice which has been properly served on that shareholder under section 212 of the Companies Act, or if any other person who appears to be interested in Ordinary Shares held by such shareholder is given, and fails to reply to, such a notice served on that person within 14 days. The prohibition on attending and voting continues for as long as the failure to reply to the notice served under section 212 of the Companies Act continues.

(iii) Variation of share capital

Holders of Ordinary Shares may, by passing an ordinary resolution, do any of the following:

(a) increase HBOS's share capital, consolidate, or consolidate and then divide all or any of HBOS's shares into shares of a larger nominal amount;

(b) cancel any shares which have not been taken up or agreed to be taken up by any person at the date of the resolution and reduce the amount of HBOS's share capital by the amount of the cancelled shares; or

(c) subject to any restrictions in the Companies Act, divide some or all of its shares into shares of a smaller nominal amount.

Subject to the terms of any Preference Shares in issue, the holders of Ordinary Shares may, by passing a special resolution, reduce HBOS's share capital, any capital redemption reserve or share premium account.

(iv) *Variation of rights of shares*

(a) Subject to the provisions in paragraph 4.2.3(vii), if HBOS's share capital is split into different classes of shares, and if the legislation allows this, the special rights which are attached to any of these classes can be varied or abrogated if this is approved by an extraordinary resolution passed at a separate meeting of the holders of the relevant class of shares.

(b) The special rights may be so varied or abrogated either while HBOS is a going concern or during, or in contemplation of, a winding up.

(c) The necessary quorum for such a meeting (except an adjourned meeting) is at least two people who hold (or act as proxies for) at least one third of the total nominal value of the existing shares of the class and anybody who is present in person or by proxy may demand a poll.

(v) *Purchase of own shares*

Subject to the terms of any Preference Shares in issue, the legislation and the rights of holders of any class of shares, HBOS can buy back any class of shares.

(vi) *Distribution of assets on liquidation*

If HBOS is wound up, the liquidator can, with the authority of an extraordinary resolution passed by the holders of Ordinary Shares:

(a) divide among the holders of Ordinary Shares the whole or any part of the assets of HBOS (whether they consist of property of the same kind or not) and, for that purpose, set such value as he considers fair upon any property and decide how such division is carried out between the holders of Ordinary Shares subject to the rights of any class of share which then exist; and

(b) transfer any part of the assets to trustees upon such trusts for the benefit of the holders of Ordinary Shares as the liquidator decides,

but no holders of Ordinary Shares will be compelled to accept any shares or other property which carries a liability.

4.2.3 *The rights attaching to the Preference Shares*

The principal rights attaching to the Preference Shares are summarised below.

(i) *Status and title*

The Existing HBOS Preference Shares rank as regards participation in profits and assets equally amongst themselves and with any other class of Preference Shares that are expressed to rank equally with the Existing HBOS Preference Shares as regards participation in profits or assets and have been issued in accordance with the requirements described in paragraph 4.2.3(vii) below (together, the "Priority Preference Shares"). The Priority Preference Shares rank in priority to the Ordinary Shares and in priority to any other class of shares in the capital of HBOS. No Preference Shares can be issued in priority to the Priority Preference Shares. Preference Shares can only be issued ranking equally with the Priority Preference Shares if they are issued in accordance with the requirements described in paragraph 4.2.3(vii) below.

(ii) *Dividends*

(a) Preference Shares have a right to a preferential dividend. Before any Preference Shares of any particular series are first allotted, the Directors must decide the following:

(I) the rate or rates of the dividend (which can be fixed or variable) or how the rate or rates will be decided;

(II) the date or dates when the dividend will be paid;

(III) the dates from which dividends will begin to accrue and the dates they accrue to;

(IV) whether the dividend will be paid in, or based on, a different currency from the currency of the Preference Shares;

(V) whether the rights to receive a dividend are cumulative or not;

(VI) in relation to non-cumulative Preference Shares, whether certain provisions of the Articles will apply; and

(VII) any other terms or conditions relating to the dividend which must be consistent with the Articles.

(b) The holders of the Existing HBOS Preference Shares are, and the 6⅛ per cent. Preference Shares, if issued will be, entitled to receive a non-cumulative preference dividend.

(c) The Existing HBOS Preference Shares and the 6⅛ per cent. Preference Shares, if issued, rank for dividend equally amongst themselves save to the extent they are payable on different dates and equally with any other Priority Preference Shares and otherwise in priority to the Ordinary Shares and in priority to any other share capital in HBOS. If any Preference Shares are issued that do not rank equally with the Existing HBOS Preference Shares, those Preference Shares will rank for dividend behind the Existing HBOS Preference Shares.

(d) The Directors:

(I) may in their sole and absolute discretion resolve prior to any dividend payment date that no dividend shall be paid on a particular series of Preference Shares, provided that prior to the allotment of Preference Shares of that series the Directors have decided that this discretion should apply to that series of Preference Shares or the terms of that series of Preference Shares permit the Directors to have such a discretion at any time after the issue of that series of Preference Shares (the "Discretionary Preference Shares"); and

(II) may or (where no such discretion applies) must, declare and pay in full dividends on the Preference Shares on each dividend payment date if, in the opinion of the Directors, the distributable profits of HBOS are sufficient to cover the payment in full of dividends on the Preference Shares and also the payment in full of all other dividends stated to be payable on such date on any other shares of HBOS that are expressed to rank equally with the Preference Shares as regards participation in profits (including any arrears of dividends on any such shares which have rights to cumulative dividends).

(e) If, in the opinion of the Directors, the declaration or payment of any dividend would breach or cause a breach of the FSA's capital adequacy requirements applicable to HBOS or any other member of the HBOS Group, then none of that dividend will be declared or paid unless the FSA otherwise agrees.

(f) Holders of Preference Shares will have no further right to participate in the profits of HBOS and if and to the extent that any dividend (or any part of a dividend) is not paid, the holders of non-cumulative Preference Shares will have no claim in respect of such non-payment.

(g) Subject to (e) above, if on any dividend payment date there are insufficient distributable profits to permit the payment of a dividend in full on the Priority Preference Shares, then, subject to the Directors' discretion to not pay any dividend on any series of Discretionary Preference Shares, the Directors shall pay a reduced dividend pro rata among the Priority Preference Shares.

(h) If a dividend is not paid in whole or in part on any series of Priority Preference Shares or any series of non-cumulative Preference Shares in respect of which the Directors have decided that the right to allot and issue extra Preferences Shares of the same class to the holders of those shares shall apply, because of an insufficiency of profits, because of paragraph (e) above, or because, in respect of any series of Discretionary Preference Shares the Directors have exercised their discretion not to pay a dividend, then the Directors must (or may, in respect of any series of non-cumulative Preference Shares in respect of which the Directors have decided that the obligation to allot and issue extra Preference Shares shall be discretionary) allot and issue extra Preference Shares of the same series as the Preference Shares on which the dividend is unpaid, credited as fully paid and having a nominal value equal to the amount of unpaid dividend on the relevant Preference Shares multiplied by a set amount or worked out by using a formula, subject to there being sufficient reserves in HBOS to issue such extra shares.

(i) If the Directors do not pay a dividend in full on the Existing HBOS Preference Shares or, on any series of non-cumulative Preference Shares in respect of which the Directors should have decided that the discretion in paragraph 4.2.3(ii)(d)(I) above does not apply, have not set aside an amount for full payment of such dividend or have not issued extra Existing HBOS Preference Shares or extra non-cumulative Preference Shares, should the Directors have decided that the right to allot and issue extra Preference Shares of the same class to the holders of those shares shall apply to the relevant series of non-cumulative Preference Shares, of the same class to the holders of those shares, then the Directors may not declare or set aside any sum for the payment of any dividend on any shares in HBOS ranking equally with or behind such Existing HBOS Preference Shares.

(j) If the Directors do not declare a dividend in whole or in part on any series of Discretionary Preference Shares as a result of the exercise of their discretion not to pay such dividend or, where the Directors have decided that the issue of extra Discretionary Preference Shares is not mandatory, the Directors have decided to not allot and issue extra Discretionary Preference Shares of the same series, then the Directors may not declare or set aside any sum for the payment of any dividend on any other Discretionary Preference Shares that rank equally with the relevant Discretionary Preference Shares or any shares ranking behind the Discretionary Preference Shares, other than any series of Preference Shares issued in satisfaction of an obligation existing on 27 April 2004 (in which case any such dividend shall be paid on the basis that the amount of distributable profits of HBOS that can be distributed has been reduced by the amount which would have been declared and paid on the Discretionary Preference Shares ranking in priority to such series of Preference Shares had dividends been declared and paid in full on the Discretionary Preference Shares).

(iii) *Capital*

On a return of capital or distribution of assets, whether or not on a winding up (but other than a redemption or purchase by HBOS of any of its share capital), holders of Priority Preference Shares and any other shares whose terms say that they rank equally with them will be entitled to receive out of the surplus assets of HBOS remaining after payment of HBOS's liabilities in priority to the holders of Ordinary Shares and in priority to any other

share capital in HBOS a sum equal to the amount paid up on the Preference Shares together with any premium which was paid or treated as paid when the Preference Shares were issued, the amount of dividend which is due for payment on or after the date of commencement of the winding up or other return of capital but which is payable in respect of a period ending on or before such date and the proportion (whether or not declared or earned) of the dividend that would otherwise be payable and is not otherwise paid in cash in respect of any period that begins before, but ends after, the date of commencement of the winding up or other return of capital and which is attributable to the part of the period that ends on such date.

(iv) *Redemption*

Subject to the Articles and to the provisions of the Companies Act, the Regulations, all other laws and regulations applying to HBOS and the prior consent of the FSA (if such consent is required, in which case, the FSA may impose conditions on the redemption), HBOS may at its option, redeem any series of Preference Shares unless the Directors have decided before those shares are first issued that they cannot be redeemed. The Preference Shares of a series are redeemable on any date which falls on or after the date the Directors have chosen as the first date on which the Preference Shares can be redeemed. Such first date must not be less than five years and one day after the Preference Shares of that series were first allotted. If issued and allotted, the 6⅛ per cent. Preference Shares may be redeemed on the first dividend payment date which falls after the twenty-fifth anniversary after 19 April 1999 or any fifth anniversary thereafter. In the event that fewer than all of the Preference Shares of a series are to be redeemed, the Preference Shares to be redeemed will be selected by HBOS by lot in the presence of its auditors on such basis as the Directors consider appropriate at the time.

The amount payable on redemption of any redeemable Preference Shares will be the nominal value paid up or treated as paid up, any premium paid when the Preference Share was issued (if the Directors have so decided before the Preference Shares were first allotted) and any accrued but unpaid dividend in respect of the period from the dividend payment date last preceding the date fixed for its redemption to the redemption date (if the Directors have so decided before the Preference Shares were first allotted).

(v) *Voting*

(a) Subject to paragraph 4.2.3(v)(b) below, holders of Preference Shares will only be entitled to receive notice of and to attend any general meeting of shareholders of HBOS and to speak and vote upon any resolution proposed at such meeting if a resolution is proposed either varying or abrogating any of the special rights attached to their Preference Shares or for, or in relation to, the winding up of HBOS (and then in each such case only to speak and vote upon any those resolutions).

The holders of the Existing HBOS Preference Shares are entitled to receive notice of and attend general meetings but can only speak and vote in the same circumstances as the holders of other Preference Shares.

(b) If on the dividend payment date immediately preceding the date of notice of any general meeting of HBOS, the dividend has not been declared and paid in full in cash, holders of the Preference Shares will be entitled to speak and vote upon all resolutions proposed at such general meeting except that holders of Preference Shares other than Existing HBOS Preference Shares will only have such right if additional Preference Shares have not been allotted and issued in the event that the Directors must or may issue such additional Preference Shares in lieu of a cash dividend in accordance with the rights granted to such Preference Shares before they were first allotted. In these circumstances only, the special rights of the holders of the Preference Shares so to vote will continue until HBOS has resumed the payment in full of the dividend or (if applicable) the additional Preference Shares have been allotted and issued.

(c) Unless the Directors decide otherwise before Preference Shares of any series are first allotted, on a show of hands, every holder of Preference Shares who is entitled

to vote or any proxy (other than the chairman of the meeting in his or her capacity as proxy) or a corporate representative for that holder, in each case who is present in person, will have one vote. On a poll, each holder of Preference Shares who is entitled to vote and who is present in person, by corporate representative or by proxy, will have such number of votes for such amount of nominal value of Preference Shares of which he or she is the holder as the Directors shall decide before the Preference Shares of that series are first allotted, save that holders of the Existing HBOS Preference Shares have, and the holders of the 6⅛ per cent. Preference Shares (if issued) will have, one vote for each £1 of nominal value held.

(vi) *Purchase of own shares*

Subject to the provisions of the Companies Act, all other laws and regulations applying to HBOS and the rights conferred on any other class of shares of HBOS and with the prior consent of the FSA (for so long as HBOS is required to obtain such consent), HBOS may at any time and from time to time purchase any Preference Shares in issue in the open market or by tender (which will be available to all holders of Preference Shares alike) or if the Directors decide before a series of Preference Shares is allotted, by private arrangement upon such terms and conditions as the Directors may determine.

(vii) *Variation of rights and further issues*

(a) Subject to paragraph 4.2.3(vii)(d) below, the special rights attached to a series of Preference Shares may not be varied or abrogated except with the written consent of the holders of at least three-quarters in nominal value of, or with the approval of an extraordinary resolution passed at a separate meeting of the holders of, that series of Preference Shares save that in the case of the Existing HBOS Preference Shares, the agreement in writing of the holders of a majority in nominal value of, or the approval of an ordinary resolution passed at a meeting of holders of, the relevant class of Existing HBOS Preference Shares is sufficient.

(b) The special rights attached to a series of Preference Shares will be deemed to be varied or abrogated if:

(I) the Directors seek to authorise, create or increase the amount of any shares of any class or any security convertible into shares of any class ranking as regards rights to participate in the profits or assets of HBOS in priority to the relevant series of Preference Shares though the Directors can disapply this paragraph with regard to certain junior ranking Preference Shares;

(II) following a capitalisation of any reserves which are capable of being distributed to shareholders, HBOS's distributable reserves, when aggregated with the distributable reserves of all its subsidiaries, would amount in aggregate to a multiple (which in the case of the Priority Preference Shares is 10) decided before the Preference Shares of the relevant series are first allotted of the total annual amount of any dividends payable in respect of all Preference Shares of HBOS in issue at the time of capitalisation provided that this will not prevent HBOS from capitalising distributable reserves for the purposes of allotting and issuing Ordinary Shares in lieu of a cash dividend or allotting and issuing additional Existing HBOS Preference Shares, 6⅛ per cent. Preference Shares (if issued), or additional non-cumulative Preference Shares to holders thereof in lieu of a cash dividend, if applicable;

(III) any other class of shares of HBOS that are expressed to rank as regards participation in the profits or assets of HBOS in some or all respects equally with the relevant series of Preference Shares or any securities convertible into any such shares are created or issued if the dividend payable on the dividend payment date in respect of the relevant series of Preference Shares immediately preceding such creation or issue has not been paid in full or if additional Existing HBOS Preference Shares, 6⅛ per cent. Preference

Shares (if issued) or other additional non-cumulative Preference Shares have not been allotted and issued in lieu of a cash dividend, if applicable; or

(IV) any resolution is passed for the reduction of the amount of capital paid up on the Preference Shares of the relevant series.

(c) HBOS can only issue further shares ranking equally as regards their right to profits and assets with the Existing HBOS Preference Shares if the terms of issue of those shares say they rank equally with them and if:

(I) HBOS's auditors have reported in writing to HBOS that immediately following such issue, the aggregate nominal amount of the shares to be issued when added to the aggregate nominal amount of any Priority Preference Shares in issue does not exceed 25 per cent. of the Adjusted Capital and Reserves (as defined in the Articles); and

(II) the average of the profit after taxation and before extraordinary items and dividends on an annualised basis for the three most recent accounting reference periods of HBOS to have ended prior to the date of such issue for each such period exceeds four and one half times the aggregate annual amount of the dividends payable in the current accounting reference period on all the shares in issue which rank equally with, or in priority to, the Priority Preference Shares.

(d) If a matter arises which would amount to a variation or abrogation of the special rights attached to one or more series of Preference Shares (other than the Existing HBOS Preference Shares), the rights attached to the Preference Shares of that or those series (other than the Existing HBOS Preference Shares) (together "Relevant Shares") may be varied or abrogated by the agreement in writing of the holders of at least three quarters in nominal value of all the Relevant Shares or with the approval of an extraordinary resolution passed at a separate meeting of the holders of the Relevant Shares, if the effect of that variation or abrogation on all the Relevant Shares is, in the opinion of the Directors, substantially the same provided always that, if the rights attached to the Existing HBOS Preference Shares are to be so varied or abrogated, the agreement in writing of the holders of a majority in nominal value of, or the approval of an ordinary resolution passed at a meeting of holders of, the relevant class of Existing HBOS Preference Shares, as appropriate, shall be required for the rights attached to such Existing HBOS Preference Shares to be so varied or abrogated.

(viii) Issues of convertible Preference Shares

If any convertible Preference Shares are issued, convertible into Ordinary Shares or into any other class of shares which ranks equally with or behind any existing Preference Shares and sharing in the profits and assets of HBOS, the Directors can, when such shares become due to be converted, decide how those shares will be converted either in accordance with the Articles or in any other way which the legislation allows.

The Directors can decide to redeem any convertible Preference Shares at their nominal value provided the redemption is made out of the proceeds of a fresh issue of Ordinary Shares or any other shares into which they can be converted. If the Directors decide to redeem any convertible Preference Shares, the Articles set out the provisions which will apply to that redemption.

(ix) Further issues

Subject to the above, and unless the Directors decide otherwise before the Preference Shares of any particular series are first allotted, the special rights which apply to those Preference Shares will not be varied if:

(a) any other series of Preference Shares is created or issued;

(b) any other shares are created or issued which rank equally with or behind the Preference Shares in sharing in HBOS's assets or profits; or

(c) HBOS redeems or buys back any of its shares which rank equally with or behind those Preference Shares in sharing in HBOS's assets or profits.

4.2.4 *General provisions applying to shares*

(i) Transfer of shares

Subject to the Regulations, the Directors may refuse to register a transfer of shares on behalf of a person with a 0.25 per cent. interest or more in shares in relation to which the shareholder or, if different, that person has failed to supply information about his interests in the Ordinary Shares, as required in a section 212 notice properly served by HBOS, unless, amongst other things, the transfer is:

(a) to an offeror under an acceptance of a takeover offer;

(b) a bona fide sale of the whole of the beneficial ownership of the shares to an unconnected third party; or

(c) such that the shareholder is not in default as regards supplying the information and the transfer is of part only of his holding.

If the Directors decide not to register the transfer of a share, they must notify the person to whom the shares were to be transferred no later than two months after HBOS receives the transfer or the relevant Operator (as defined in the Regulations) instruction.

The Directors can suspend the registration of transfers by closing the register at such times and/or for such periods as the Directors may determine (except that the register cannot be closed without the consent of the Operator in respect of shares which are participating securities under the Regulations) provided that the register is not closed for more than 30 days a year.

(ii) Untraced Shareholders

HBOS may sell any shares at the best price reasonably obtainable if:

(a) during a period of 12 years prior to the earliest of the advertisements referred to in paragraph 4.2.4(ii)(b) below at least three dividends have been paid and no dividend during that period has been claimed;

(b) HBOS has given notice on or after expiry of the 12-year period of its interest to sell the shares by advertisements in a leading national newspaper in the UK and in at least one newspaper appearing in the area which includes the address held by HBOS for serving notices relating to the shares;

(c) HBOS has not heard from the shareholder or any person entitled to the shares by law during the 12-year period and for three months after the last advertisement is published; and

(d) HBOS has notified the UK Listing Authority that it intends to sell the shares concerned.

The net sale proceeds (hereinafter called "money" in this paragraph) belong to HBOS until claimed. After the sale, HBOS must record the name of the shareholder, or (if known) the person who would have been entitled to the shares by law, as a creditor for the money in its accounts unless the money has been forfeited under the Articles. HBOS will not be a trustee of the money and will not be liable to pay interest on it. The money will be forfeited and will belong to HBOS if no valid claim for it has been received by HBOS during the period of six years from the date on which the relevant shares are sold. Until the money has been forfeited it must be paid to the shareholder who could not be traced, or to the person who would have been entitled to his shares by law, if that person or the shareholder asks for it.

4.2.5 *General meetings*

An annual general meeting of shareholders must be held once in each year (within a period of not more than 15 months after the holding of the last preceding annual general meeting). The Directors may convene an extraordinary general meeting of shareholders whenever they think fit. Shareholders may requisition an extraordinary general meeting under the legislation, in which case the Directors must promptly call such meeting.

General meetings may be held at such time and place as may be determined by the Directors. An annual general meeting may be convened on at least 21 clear days' written notice to shareholders entitled to receive notices. Most extraordinary general meetings may be convened on at least 14 clear days' notice but extraordinary general meetings, at which it is proposed to pass certain types of resolutions, must be convened on at least 21 clear days' written notice. Two people, who may be shareholders or proxies for shareholders, must be present to constitute a quorum for all purposes at general meetings.

The Articles contain detailed provisions on the conduct of general meetings.

4.2.6 *Directors*

(i) Appointment of Directors

Directors may be appointed by the shareholders or by the Directors. If the Directors appoint a Director, he must retire at the first annual general meeting after his appointment, at which meeting he can be elected by the shareholders as a Director and this retirement is not taken into account in deciding which and how many Directors should retire by rotation at the annual general meeting.

The Directors can appoint any Director as chairman or vice chairman or to any executive position they decide on. As far as the legislation allows this, they can decide on how long these appointments will be for and on their terms. They can also vary or end such appointments.

(ii) Retirement age of Directors

Provisions of the legislation which, together with the Articles, would have the effect of restricting the appointment of a Director or requiring a Director to retire because he has reached a particular age, do not apply to HBOS. However, any person who is of the age of 70 years or over must retire in accordance with the Articles governing retirement by rotation and any notice of meeting at which a resolution will be proposed to reappoint that person must state the fact that the Director is aged 70 years or over.

(iii) Retirement of Directors by rotation

At every annual general meeting one-third of the current Directors must retire as Directors. If one-third is not a whole number, the number of Directors to retire is the number which is nearest to, but smaller than, one-third. No Director shall continue to hold office as a Director after the third annual general meeting following his election or re-election, as the case may be, without submitting himself for re-election at the said third annual general meeting. The first Directors to retire are those of 70 years or over, followed by those who do not want to be re-elected, then Directors who have not been elected or re-elected at either of the last two annual general meetings and finally, those who have been longest in office. If there are Directors who were last elected on the same date, they can agree on who is to retire. If they do not agree, they must draw lots to decide.

(iv) Remuneration of Directors

Unless an ordinary resolution is passed saying otherwise, fees will be divided between some or all of the Directors in the way that they decide. The total fees paid to all of the Directors (excluding certain other amounts permitted by the Articles and details of which are given in the next three paragraphs) must not exceed £4 million a year, or any such higher sum as is decided by an ordinary resolution at a general meeting.

The Directors can award additional remuneration to any Director who holds an executive post, acts as chairman or vice chairman, serves on a committee of the Directors or performs

any other services which the Directors consider to extend beyond the ordinary duties of a Director. This other remuneration can take the form of salary, commission or other benefits or can be paid in some other way.

The Directors can also repay to a Director all reasonable expenses incurred to attend and return from general meetings, Directors' meetings or meetings of committees of the Directors or in other ways in connection with HBOS's business.

(v) Pensions and gratuities for Directors

The Directors may in their absolute discretion, decide whether to award pensions, annual payments, gratuities or other allowances or benefits to people who are, or who were, directors of HBOS, provided that the award is made because the person is also an officer, executive or employee of HBOS and not simply because he is acting as a Director. The Directors can decide to contribute to any scheme or fund or to pay premiums to a third party for these purposes.

(vi) Permitted interests of Directors

If the legislation allows, and if the Director has disclosed the nature and extent of his interests to the other Directors, a Director can do one or more of the following:

(a) have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving HBOS;

(b) have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving another company in which HBOS has some interest; and

(c) alone, or through some firm with which he is associated, do paid professional work for HBOS (other than as auditor).

A Director does not have to hand over to HBOS any benefit he receives as a result of any transactions that he is permitted to enter into with HBOS.

(vii) Restrictions on voting

Except as mentioned below, and unless the Articles say otherwise, a Director cannot cast a vote on any contract, transaction, arrangement or any other kind of proposal in which he has an interest and which he knows is material. For this purpose, the interests of a person who is connected with a Director under section 346 of the Companies Act are added to the interests of the Director himself. Interests purely as a result of an interest in HBOS's shares, debentures or other securities are disregarded. A Director may not be included in the quorum of a meeting in relation to any resolution he is not allowed to vote on. These prohibitions do not apply to a Director in relation to:

(a) a resolution about giving him, or any other person, any security or any indemnity for any money which he, or that other person, has lent at the request, or for the benefit of HBOS, any of its holding companies or any of its subsidiaries;

(b) a resolution about giving him, or any other person, any security or any indemnity for any liability which he, or that other person, has incurred at the request, or for the benefit of, HBOS, any of its holding companies or any of its subsidiaries;

(c) a resolution about giving any security or any indemnity to any other person for a debt or obligation which is owed by HBOS, any of its holding companies or any of its subsidiaries, to that other person, if the Director has taken responsibility for some or all of that debt or obligation. The Director can take this responsibility by giving a guarantee, indemnity or security;

(d) a resolution about any proposal relating to any offer of any shares or debentures or other securities for subscription or purchase by HBOS, any of its holding companies or any of its subsidiaries if the Director takes part because he is a holder

of shares, debentures or other securities, or if he takes part in the underwriting or sub-underwriting of the offer;

(e) a resolution about any proposal involving any other company if the Director (together with any person connected with the Director under section 346 of the Companies Act) has a direct or indirect interest of any kind (including an interest by holding any position in that company, or by being a shareholder of that company). This does not apply if he knows that he and any persons connected with him hold an interest in shares (as defined in sections 198 to 211 of the Companies Act) representing 1 per cent. or more of:

(I) any class of equity share capital of that company; or

(II) the voting rights in that company.

Any of these interests of 1 per cent. or more are treated for the purposes of the Articles as being material interests;

(f) any arrangement for the benefit of employees of HBOS, any of its holding companies or any of its subsidiaries which only give him benefits which are also generally given to the employees to whom the arrangement relates; or

(g) a resolution about any proposal relating to any insurance which HBOS can buy and renew for the benefit of Directors or of a group of people which includes Directors.

Proposals relating to two or more Directors' positions within HBOS, or any company in which HBOS is interested, or proposals to set up or change the terms of two or more Directors' appointments, can be split up to deal with each Director separately. If this is done each Director can be included in the quorum for each resolution, except the one concerning him. However, he cannot vote if the resolution relates to appointing him to a company which HBOS is interested in if he has an interest of 1 per cent. or more in that company.

If any question comes up at a meeting about whether a Director has a material interest, or whether he can vote, and the Director does not agree to abstain from voting on the issue, the question will be referred to the chairman of the meeting. The chairman's ruling about any other Director is final and conclusive, unless the nature and extent of the Director's interests have not been fairly disclosed to the Directors.

4.2.7 *Borrowing powers*

Subject to the legislation, the Directors may exercise all the powers of HBOS to borrow money; to mortgage or charge all or any of HBOS's undertaking, property (present and future) and uncalled capital; to issue debentures and other securities; and to give security either outright or as collateral security for any debt, liability or obligation of HBOS or of any third party.

4.2.8 *Indemnity of officers*

So far as the legislation allows, every Director, secretary or other officer of HBOS will be indemnified by HBOS out of its own funds against all costs, charges, losses, expenses and liabilities incurred by that person:

(a) in performing his duties;

(b) in exercising his powers;

(c) in supposedly doing any of these things; and/or

(d) otherwise in relation to or in connection with his duties, powers or office.

4.2.9 *Insurance*

The Articles permit the Directors to arrange for HBOS to purchase and maintain insurance for the benefit of any persons who are or were at any time directors, secretaries, other officers, employees, agents or consultants of any relevant company or trustees of any pension fund or employees' share

scheme in which employees of any relevant company are interested. Each of the following is a "relevant company":

(a) HBOS or any holding company of HBOS;

(b) any body, whether or not incorporated, in which HBOS or any holding company of HBOS has or had any kind of direct or indirect interest;

(c) any body, whether or not incorporated, which is allied to or associated with HBOS or any holding company of HBOS;

(d) any subsidiary of any company or other body referred to above; or

(e) any body, whether or not incorporated, acquired by HBOS or any subsidiary of HBOS (including any building society, the business of which is transferred to HBOS or any subsidiary of HBOS under section 97 of the Building Societies Act 1986 (as amended)).

4.2.10 *Head office*

The registered office, head office and corporate headquarters of HBOS shall be located in Edinburgh. The Articles of HBOS provide that any change to the location of the registered office and/or head office and/or corporate headquarters of the HBOS Group from Edinburgh shall require the unanimous approval of the then Directors.

5. Directors of HBOS

5.1 The full names of the Directors and their functions are as follows:

James Robert Crosby	Chief Executive
Charles William Dunstone	Non-executive Director
Sir Ronald Garrick	Non-executive Deputy Chairman
Anthony John Hobson	Non-executive Director
Philip Andrew Hodkinson	Group Finance Director and Chief Executive, Insurance and Investment Division
Andrew Hedley Hornby	Chief Executive, Retail Division
Brian Gammell Ivory	Non-executive Director
Colin Matthew	Chief Executive, Strategy and International Operations
Coline Lucille McConville	Non-executive Director
George Edward Mitchell	Chief Executive, Corporate Division
Kathleen Anne Nealon	Non-executive Director
David James Buchanan Shearer	Non-executive Director
Dennis Stevenson	Chairman

The business address of each of the above is: The Mound, Edinburgh EH1 1YZ, United Kingdom.

5.2 Brief histories of the Directors are as follows:

James Crosby

Age 49. Chief Executive. James joined Scottish Amicable in 1977 and spent 10 years as a fund manager followed by senior positions in IT, marketing, finance and corporate development. He led the establishment of the joint venture with J Rothschild Assurance (1991) of which he was a director until 1994. In 1994 he joined Halifax Building Society as Managing Director of Halifax Life and following the acquisition of Clerical Medical in 1996 he became Financial Services and Insurance Director of Halifax. On 1 January 1999, James was appointed Chief Executive of Halifax and also became a director of St James's Place Capital plc in June 2000. In September 2001, following the Merger, James became Chief Executive of HBOS. James is a Non-executive Director of ITV plc and the FSA.

Charles Dunstone

Age 40. Non-executive Director. Charles is Chief Executive Officer of The Carphone Warehouse Group PLC, Europe's largest independent retailer of mobile communications equipment, which he founded in 1989. In February 2000 he was appointed as a Non-executive Director of Halifax and, following the Merger, Charles was appointed as a Non-executive Director of HBOS.

Sir Ronald (Ron) Garrick

Age 64. Non-executive Deputy Chairman. Sir Ron was Chairman of the Weir Group PLC between January 1999 and June 2002, having been Chief Executive since 1982, joining as a graduate trainee in 1962. Sir Ron was awarded the CBE in 1986 and a knighthood in 1994 for services to industry and public life in Scotland. He was Deputy Chairman of Scottish Enterprise from 1992 to 1996 and is a former director of Shell UK plc and Scottish Power plc. In September 2001, following the Merger, Sir Ron was appointed a Non-executive Director of HBOS and in January 2003, he became Deputy Chairman of HBOS. Sir Ron is a chartered engineer and was appointed a Fellow of the Royal Academy of Engineering in 1984. Sir Ron is Chairman of the nomination committee.

Anthony (Tony) Hobson

Age 57. Non-executive Director. Tony is Deputy Chairman of Northern Foods plc and a Non-executive Director of Sage Group plc, Glas Cymru Cyfyngedig and Jardine Lloyd Thompson Group plc. A Chartered Accountant, he was Group Finance Director of Legal & General Group plc for 14 years, retiring in February 2001. He was the Senior Independent Director of Thames Water plc. Tony joined the board of Halifax in May 2001 and, following the Merger, he was appointed a Non-executive Director of HBOS and is also Chairman of the audit committee.

Philip (Phil) Hodkinson

Age 47. Group Finance Director and Chief Executive, Insurance and Investment Division. Phil joined Allied Dunbar in 1984 and became Managing Director before moving to Eagle Star Life as Chief Executive. Phil has run the UK life business of Zurich Financial Services and was the founder of Zurich's UK Enterprise portfolio of new insurance, banking and e-commerce operations. He was appointed Chief Executive of the Insurance and Investment Division of HBOS in September 2001 and is also Chairman of the HBOS Foundation. In March 2005, Phil was also appointed HBOS Group Finance Director. Phil is a Director of Business in the Community, a Fellow of the Institute of Actuaries and a Non-executive Director of St James's Place Capital plc.

Andrew (Andy) Hornby

Age 38. Chief Executive, Retail Division. After graduating from Oxford, Andy joined the Boston Consulting Group where he spent three years working on a range of projects, principally in the media and retail sectors. He then went to Harvard, where he obtained an MBA. On his return, Andy joined Blue Circle, where he held a number of senior line management roles. He moved to ASDA in 1996 and held numerous roles including Director of Corporate Development, Retail Managing Director and finally Managing Director of George, ASDA's clothing business. Andy joined Halifax in 1999. Following the Merger, he became Chief Executive of the Retail Division of HBOS. Andy is also a Non-executive Director of GUS plc.

Brian Ivory

Age 56. Non-executive Director. Brian was formerly Chairman of Highland Distillers plc, having been a director since 1978. In 1988 he was appointed Managing Director of Highland Distillers and was Group Chief Executive from 1994 to 1997. He was also Chairman of Macallan-Glenlivet plc from 1996 to 1999 and Treasurer of The Scotch Whisky Association. Brian is Chairman of The Scottish American Investment Company PLC and a Director of Remy Cointreau S.A. and is also Chairman of the National Galleries of Scotland. In February 1998, Brian was appointed a Non-executive Director of the Bank of Scotland and following the Merger, he was appointed a Non-executive Director of HBOS. Brian is Chairman of the remuneration committee. Brian is a Fellow of the Royal Society of Arts and the Royal Society of Edinburgh. He is also a Freeman of the City of London and a Companion of the Institute of Management and used to serve as a member of the Scottish Economic Council.

Colin Matthew

Age 54. Chief Executive, Strategy and International Operations. Colin joined the Bank of Scotland in 1966 and in 1991 was appointed Divisional General Manager, UK Banking–England. In 1994 he was appointed to the Bank of Scotland's management board as General Manager with responsibility for Bank of Scotland Treasury Services plc. In April 1999, Colin became a member of the Bank of Scotland's Group Management Board and was appointed Divisional Chief Executive of Business Banking before being appointed a director of the Bank of Scotland in May 2000. Following the Merger, Colin became Chief Executive of the Business Banking Division of HBOS and, as of 1 January 2004, is now Chief Executive, Strategy and International Operations. Colin is a Fellow of The Chartered Institute of Bankers in Scotland.

Coline McConville

Age 40. Non-executive Director. Coline qualified as a lawyer in Australia and has an MBA from Harvard Business School. Coline is the Chief Executive Officer, Europe of Clear Channel International Limited. She was previously with McKinsey & Co. Limited Management Consultants and The L E K Partnership, the German based management consultants. She started her career working for the Australian Consolidation Press in Sydney, Australia. Coline was appointed to the board of Halifax in February 2000 and following the Merger, she was appointed a Non-executive Director of HBOS.

George Mitchell

Age 55. Chief Executive, Corporate Division. George joined the Bank of Scotland in 1966 and became an Associate of the Institute of Bankers in Scotland in 1971 and a Fellow in 1993. He has worked in a wide range of business areas and a number of locations including London, New York and Hong Kong. In February 1994, George returned to Edinburgh as General Manager with responsibility for the Bank's Centrebank Division and was also appointed to the Bank of Scotland's Group Management Board. In May 2000, he was appointed a director of the Bank of Scotland and he also became Treasurer and Managing Director of the Bank of Scotland in June 2001 and Governor in 2003. In September 2001, following the Merger, George became Chief Executive of the Corporate Division of HBOS which, with effect from January 2004, incorporates the HBOS Group's Treasury operations.

Kathleen (Kate) Nealon

Age 51. Non-executive Director. Kate was Group Head of Legal and Compliance for Standard Chartered Plc, which she joined in 1992. Kate is a U.S. qualified lawyer. She has spoken and written extensively on corporate governance and business ethics. Kate was appointed a Non-executive Director of HBOS with effect from March 2004. She is also a Non-executive Director of Cable & Wireless plc, a Non-executive Director to the Independent Regulator of the NHS Foundation Trust Hospitals and a Senior Associate of the Judge Institute of Management, Cambridge University.

David Shearer

Age 46. Non-executive Director. Until 31 December 2003, David was a Senior Partner of Deloitte & Touche for Scotland and Northern Ireland, and until September 2003 was a UK board member of Deloitte & Touche. David was previously Director of Global Corporate Finance for Deloitte Touche Tohmatsu. He is a Chartered Accountant and currently a member of the advisory panel to Martin Currie in respect of its developing private equity business. David was appointed a Non-executive Director of HBOS with effect from March 2004. He is also a Governor and Non-executive Director of The Glasgow School of Art.

Dennis Stevenson

Age 59. Chairman. Dennis was appointed a director of Halifax in May 1999 and became Chairman in July of that year. Following the merger of the Bank of Scotland and Halifax in September 2001, Dennis became Chairman of HBOS. He is also Chairman of Pearson plc and a Non-executive Director of Manpower Inc, Chairman of the House of Lords Appointments Commission and Chancellor of the University of Arts London. He is also President of the Employers Forum on Age.

5.5 The following table shows in respect of each of the Directors the names of all companies and partnerships outside the HBOS Group (together with St James's Place Capital plc which operates independently of the HBOS Group) of which he or she has, at any time in the five years prior to the date of this document, been a director or partner, as appropriate:

Director	*Company Name*	*Status*
James Crosby	Financial Services Authority	Current
	Granada plc	Resigned
	ITV plc	Current
	Queen Margaret's School York Limited	Current
	St James's Place Capital plc	Current
	The Association of British Insurers	Current
Charles Dunstone	Antika Retail Limited	Current
	Bodycove Plc	Resigned
	Cellcom Limited	Current
	Cellular Data Services Limited	Resigned
	Cellular Repair Services Limited	Resigned
	Core Telecommunications Limited	Current
	CPW UK Group Limited	Current
	Daily Mail and General Trust PLC	Current
	Evergreen Services Holdings Limited	Current
	Fresh Telecom Limited	Current
	G-One Limited	Resigned
	IMD Media Limited	Current
	Independent Media Distribution Plc	Current
	ISE-NET Solutions Limited	Current
	Martin Dawes Switched Services Limited	Current
	MPE Express	Resigned
	Mviva Limited	Current
	Old Opal Telecom PLC	Current
	Opal Telecom Limited	Current
	Opal Telecommunications PLC	Current
	Phone Properties Limited	Resigned
	Prince's Trust Events Limited	Resigned
	Prince's Trust Trading Limited	Current
	PYBT Events Limited	Resigned
	Switch Digital (London) Limited	Resigned
	The Carphone Warehouse (Digital) Limited	Resigned
	The Carphone Warehouse Group PLC	Current
	The Carphone Warehouse Limited	Current
	The Carphone Warehouse Services Limited	Current
	The Carphone Warehouse UK Limited	Current
	The Phone House Holdings (UK) Limited	Current
	Tristar Cars Limited	Resigned
Sir Ronald Garrick	AOC Hopkinsons Limited	Resigned
	Mather & Platt Machinery Limited	Resigned
	The Weir Group PLC	Resigned
	TWG Investments (No.1) Limited	Resigned
	Weir Group (Overseas Holdings) Limited	Resigned
	Weir Group Investments Limited	Resigned
Anthony Hobson	Banner Life Assurance Company Limited	Resigned
	Banner Life Insurance Company Limited	Resigned
	Dwr Cymru Cyfyngedig	Current
	Dwr Cymru (Financing) Limited	Resigned
	Dwr Cymru (Holdings) Limited	Resigned
	ESG RE Limited	Resigned
	esure Holdings Limited	Current
	esure Insurance Limited	Current
	First Alternative Holdings Limited	Current
	First Alternative Insurance Company Limited	Current
	Glas Cymru Cyfyngedig	Current
	Glas Cymru (Securities) Limited	Resigned
	Jardine Lloyd Thompson Group plc	Current
	Legal & General Assurance Society Limited	Resigned
	Legal & General Bank (Holdings) Limited	Resigned
	Legal & General Direct (Holdings) Limited	Resigned
	Legal & General Finance Inc	Resigned
	Legal & General Finance plc	Resigned
	Legal & General Group plc	Resigned
	Legal & General Holdings Limited	Resigned
	Legal & General Holdings (Overseas) Limited	Resigned
	Legal & General Insurance Holdings Limited	Resigned
	Legal & General International (Holdings) Limited	Resigned
	Legal & General International Limited	Resigned
	Legal & General Investment (Management) Holdings Limited	Resigned
	Legal & General Overseas Holdings Limited	Resigned
	Liberata plc	Current
	Northern Foods plc	Current
	Precis (Python)	Current
	Sage Group plc	Current
	Thames Water plc	Resigned
	Welsh Water Utilities Finance plc	Resigned

Director	*Company Name*	*Status*
Phil Hodkinson	ADT Nominees Limited	Resigned
	Allied Dunbar Asset Management plc	Resigned
	Allied Dunbar Assurance plc	Resigned
	Allied Dunbar Bank International Limited	Resigned
	Allied Dunbar Consultancy Services Limited	Resigned
	Allied Dunbar Financial Advisers Limited	Resigned
	Allied Dunbar Financial Consultancy	Resigned
	Allied Dunbar Financial Services Limited	Resigned
	Allied Dunbar Franchise Management Limited	Resigned
	Allied Dunbar Franchise Network Limited	Resigned
	Allied Dunbar Franchise of Choice Limited	Resigned
	Allied Dunbar Healthcare Marketing Limited	Resigned
	Allied Dunbar International Assurance Limited	Resigned
	Allied Dunbar International Capital Protector Funds plc	Resigned
	Allied Dunbar International Fund Managers Limited	Resigned
	Allied Dunbar International Funds Limited	Resigned
	Allied Dunbar International Nominees Limited	Resigned
	Allied Dunbar International Property Holdings Limited	Resigned
	Allied Dunbar Leisure Services Limited	Resigned
	Allied Dunbar (Sales Management Pension Plan)Trustee Limited	Resigned
	Allied Dunbar (Staff Pension Plan)Trustee Limited	Resigned
	Allied Dunbar Training and Development Services Limited	Resigned
	Business in the Community	Current
	Dunbar Bank plc	Resigned
	Dunbar Commercial Loan Brokers Limited	Resigned
	Dunbar Group plc	Resigned
	Dunbar Sports and Social Club Limited	Resigned
	Eagle Star (International Life) Limited	Resigned
	Eagle Star ISA Manager Limited	Resigned
	Eagle Star Life Assurance Company Limited	Resigned
	Eagle Star Unit Managers Limited	Resigned
	Employee Services Limited	Resigned
	esure Holdings Limited	Current
	esure Insurance Limited	Current
	esure Services Limited	Current
	First Alternative Holdings Limited	Current
	First Alternative Insurance Company Limited	Current
	Pilot Assurance Company Limited	Resigned
	Property Now Limited	Resigned
	Sainsbury's Bank Plc	Current
	Scudder Investments Holdings Limited	Resigned
	Scudder Threadneedle Investment Management Services Limited	Resigned
	Sterling Assurance plc	Resigned
	Sterling ISA Managers Limited	Resigned
	Sterling Pension Services Limited	Resigned
	St James's Place Capital plc	Current
	Zurich Bank plc	Resigned
	Zurich Financial Services (Isle of Man) Group Services Limited	Resigned
	Zurich Financial Services (Isle of Man) Holdings Limited	Resigned
	Zurich Financial Services (Isle of Man) Insurance Manager Limited	Resigned
	Zurich Financial Services (Isle of Man) Reinsurance Manager Limited	Resigned
	Zurich Financial Services UK IFA Group Limited	Resigned
	Zurich Financial Services UK Life Limited	Resigned
	Zurich Life Assurance Company Limited	Resigned
Andy Hornby	GUS plc	Current
	Sainsbury's Bank Plc	Current
Brian Ivory	Brewlands Farms Partnership	Current
	City of London (Freeman)	Current
	Doldy Farms Partnership	Current
	Enitar Limited	Current
	Goose Investments Limited	Current
	Institute of Management (Companion)	Current
	International Financial Services London	Current
	National Galleries of Scotland (Chairman)	Current
	Orpar SA	Current
	Remy Cointreau SA	Current
	Retec Interface Ltd	Current
	The National Piping Centre	Current
	The Patrons of the National Galleries of Scotland	Current
	The Piping Centre Trading Limited	Current
	The Piping Centre Tuition Limited	Current
	The Scottish American Investment Company PLC (Chairman)	Current
	The Piping Trust	Current
	Zurich Bank plc	Resigned
	Zurich Personal Finance Limited	Resigned

Director	Company Name	Status
Coline McConville	Adshel New Zealand Limited	Resigned
	Adshel Street Furniture Pty Limited	Resigned
	Affitalia SRL	Resigned
	Buspak Advertising (Hong Kong) Limited	Resigned
	CC Independent (Pty) Limited	Resigned
	CC Independent Media (Pty) Limited	Current
	CC South Africa Investments (Pty) Limited	Current
	China Outdoor Media (Hong Kong) Company Limited	Current
	China Outdoor Media Investment Inc (BVI)	Current
	City Lights Limited	Current
	Citysites Outdoor Advertising (Albert) PTY Ltd	Resigned
	Citysites Outdoor Advertising (S.Aust) PTY Ltd	Resigned
	Citysites Outdoor Advertising (W.Aust) PTY Ltd	Resigned
	Citysites Outdoor Advertising PTY Ltd	Resigned
	Clear Channel Airport Ptd Limited (previously CCP Airport Advertising (Singapore))	Current
	Clear Channel Bahamas Limited	Current
	Clear Channel Communications India Pvt Limited (previously More Group India Pvt Limited)	Current
	Clear Channel España	Current
	Clear Channel France	Current
	Clear Channel Holding Italia SpA	Current
	Clear Channel International Limited	Current
	Clear Channel Jolly Pubblicitia SpA	Current
	Clear Channel Media Malaysia	Resigned
	Clear Channel More France	Current
	Clear Channel Overseas Limited	Current
	Clear Channel Singapore Pte Limited	Current
	Clear Media Limited (Bermuda)	Resigned
	Clear Media Limited (formerly China Outdoor Media Investment (HK) Co Ltd)	Resigned
	Defi Group SAS	Current
	ei3 Limited	Resigned
	Focus Panel Advertising Company Ltd	Resigned
	Hainan White Horse Advertising Media Investment Co Ltd	Current
	More Group Services Pty Limited	Resigned
	Street Furniture (NSW) PTY Ltd	Resigned
	The Media Vehicle Group Plc	Resigned
	Urban Design Furniture PTY Ltd	Resigned
	Wall Aktiengesellschaft	Resigned
George Mitchell	Arma Developments Limited	Resigned
	Centrica Personal Finance Limited	Resigned
	Ocean Terminal Developments Limited	Resigned
	Ocean Terminal Limited	Resigned
	Ocean Terminal Services Limited	Resigned
	Sainsbury's Bank Plc	Resigned
	Scottish Financial Enterprise	Resigned
Kate Nealon	Cable & Wireless plc	Current
David Shearer	Aberdeen Executive Property Limited	Resigned
	The Glasgow School of Art	Current
	Deloitte & Touche LLP	Resigned
	Deloitte & Touche	Resigned
	Smart Digs Limited	Resigned
Dennis Stevenson	AerFi Group plc	Resigned
	AerFi International Limited	Resigned
	Aldeburgh Productions	Current
	Cloaca Maxima Limited	Resigned
	Glyndebourne Productions Limited	Current
	House of Lords Appointments Commission	Current
	London Business School	Resigned
	Manpower Inc	Current
	Pearson plc	Current
	Schroder Ventures (1991) Limited	Current
	Takeover Panel	Resigned
	Tate Gallery Projects Limited	Resigned
	The Bankers Benevolent Fund	Current
	The British Council	Current
	The Economist Group Trustee Company Limited	Current
	The Economist Newspaper Limited	Current
	The Royal Society of Musicians of Great Britain (Hon. Member)	Current
	The Tate Gallery Foundation	Current
	University of the Arts London	Current
	Whitehall Trust Limited	Resigned

None of the Directors has:

- any unspent convictions in relation to indictable offences;
- been declared bankrupt or entered into any individual voluntary arrangement;
- been a director with an executive function of any company at the time of or within the 12-month period preceding any receivership, compulsory liquidation, creditors' voluntary liquidation,

administration, company voluntary arrangement or any composition or arrangement with such company's creditors generally or any class of creditors of such company;

- save as set out in this paragraph, been a partner of any partnership at the time or within the 12-month period preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership. David Shearer was a partner of Deloitte & Touche prior to its voluntary dissolution and transfer to become the limited liability partnership, Deloitte & Touche LLP, on 1 August 2002;
- held assets which have been the subject of a receivership;
- been a partner of any partnership at the time of or within the 12-month period preceding any receivership of the assets of such partnership;
- been publicly criticised by any statutory or regulatory authorities (including designated professional bodies); or
- been disqualified by a court from acting as a director of any company or from acting in the management or conduct of the affairs of any company.

6. Directors' Service Agreements

6.1 Remuneration

The remuneration (including salary and other benefits) payable under the Chairman's and Executive Directors' service agreements and the Non-executive Directors' letters of appointment are as follows:

			Year ended 31 December 2004			
Director	*Appointment date*	*Salary (including fees & further remuneration) (£000)*	*Taxable benefits (£000)*	*Annual cash incentive (£000)*	*Deferred share incentive for 2001 (£000)*	*Total year end 31 December (£000)*
Chairman						
Dennis Stevenson[3]	5 June 2001	538				538
Executive Directors						
James Crosby[1][5][6][8][9]	5 June 2001	808	24	534	117	1,483
Phil Hodkinson[1][5][6][8][9]	24 September 2001	427	19	285		731
Andy Hornby[1][5][6][8][9]	5 June 2001	598	18	395	67	1,078
Colin Matthew[1][8][9]	5 June 2001	423	13	285		721
George Mitchell[1][8][9]	5 June 2001	557	14	366		937
Non-executive Directors[4]						
Charles Dunstone	5 June 2001	56				56
Sir Ronald Garrick	5 June 2001	158				158
Anthony Hobson	5 June 2001	195				195
Brian Ivory	5 June 2001	124				124
Coline McConville	5 June 2001	70				70
Kate Nealon	23 March 2004	49				49
David Shearer	23 March 2004	50				50
Former Directors[2]	**Leaving date**					
Mike Ellis[1][8][9]	31 December 2004	553	17	362	88	1,020
John Maclean	27 April 2005	134				134
Sir Bob Reid	27 April 2004	19				19
Louis Sherwood	27 April 2004	38				38
Mark Tucker[1][7][8][9]	24 March 2005	375	7	362		744
Philip Yea	30 June 2004	29				29
Aggregate		5,201	112	2,589	272	8,174

Notes:

(1) The annual cash incentive amounts are approved by the remuneration committee and relate to performance under the short-term incentive plan and the special short incentive plan in 2004 against targets including those for earnings per share and return on equity and the attainment of a certain level of profit before tax. The target cash incentive was 60 per cent. of salary and the maximum cash incentive was 90 per cent. of salary. Annual cash incentive figures exclude potential sharekicker enhancements for any element of the incentive taken in shares.

(2) Mike Ellis retired as an Executive Director on 31 December 2004. John Maclean retired as a Non-executive Director on 27 April 2005. Sir Bob Reid retired as a Non-executive Director on 27 April 2004. Louis Sherwood retired as a Non-executive Director on 27 April 2004. Mark Tucker retired as an Executive Director on 24 March 2005. Philip Yea retired as a Non-executive Director on 30 June 2004.

(3) The fee payment to Dennis Stevenson comprises payments made to him personally in respect of the provision of his services as Chairman of the Group of £538,000.

(4) From 1 May 2003 the basic Board membership fee payable to Non-executive Directors was at a rate of £40,000 p.a. and from 1 May 2004 it was increased to a rate of £45,000 p.a. The basic Board membership fee covers the range of duties and responsibilities associated with Non-executive directorship, including Board meetings and the annual general meeting. The figures shown in the table above also include fees for services on committees of the Board. The levels of fees for some Non-executive Directors reflect the significant time spent by them on such committee duties. The figures shown also include fees for services as directors of subsidiaries and joint ventures and for services on other committees.

(5) The salaries shown for James Crosby, Phil Hodkinson and Andy Hornby are the amounts of salary they would have received had they not given up £19,006, £1,606 and £11,696 respectively as additional pension contributions. Short-term incentives, long-term incentives and pension entitlements have been calculated by reference to salaries prior to the reductions for additional pension contributions.

(6) Certain Executive Directors are non-executive directors of other companies. Their roles and fees were as follows:

James Crosby was a non-executive director of ITV plc throughout 2004. The annual rate of fee (which he retained) was £50,000.

James Crosby was appointed a non-executive director of the FSA from 15 January 2004. The annual rate of fee (which he will donate to charity) is £22,500.

James Crosby and Phil Hodkinson were non-executive directors of St James's Place Capital plc throughout 2004. The annual fees are paid directly to HBOS and not to them personally.

Andy Hornby was appointed a non-executive director of GUS plc from 21 January 2004. The annual rate of fee (which he retains) is £35,000. In addition, the annual rate of share-based fee (which he retains) is 2,500 ordinary shares in GUS plc, equivalent to £23,450 based on the market price of GUS plc's ordinary shares at 31 December 2004.

(7) Unlike all other Executive Directors, Mark Tucker was not included in final salary pension arrangements. His contract provided for other arrangements to a value of 25 per cent. of salary per year.

(8) The annual cash incentives for 2004 may be applied, if participants so choose, to buy shares as of March 2005.

(9) Taxable benefits principally comprise the benefits-in-kind values of company cars, healthcare, additional life assurance and concessionary rate mortgages.

6.2 Chairman and Executive Directors' service agreements

6.2.1 *Service arrangements:* The arrangements relating to the provision of the services of the Chairman are covered by a contract which extends to 30 June 2005. If the contract is terminated by the HBOS Group prior to the expiry of the term, contractual compensation equivalent to the balance of fees payable during the balance of the term (subject to a maximum compensation equivalent to one year's fees) may, in certain circumstances, be payable. On 28 February 2005, the HBOS Group invited Dennis Stevenson to serve a further term as Chairman following the expiry of his current appointment on 30 June 2005. He accepted the invitation and as his re-election was approved at the 2005 annual general meeting, he will serve as Chairman for a further three years commencing on 1 July 2005.

All the Executive Directors have rolling service contracts which can be terminated by the HBOS Group on one year's notice and by the Director on six months' notice. If any contract is terminated prior to the expiry of the term, contractual compensation up to the equivalent of one year's basic salary may, in certain circumstances, be payable. There is no contractual compensation entitlement for any of the Directors beyond this. Executive Directors are expected to make reasonable efforts to mitigate for loss arising from early termination of their contracts.

6.2.2 *Executive Director remuneration:* Each Executive Director's salary is reviewed annually by the remuneration committee, which consists solely of the Non-executive Directors. The review takes into account information from independent sources in salary rates for comparable jobs in the finance industry and in other selected major public companies.

6.2.3 *Incentive plans:* All Executive Directors participate in incentive plans which are Group-wide. The purpose of the incentive plans is to provide a direct link between each individual's remuneration and his or her performance, that of the division he or she works in and that of the Group, both annually and over the longer term. Performance targets and levels of participation differ in order to align overall individual remuneration with the Group's policy objectives. Payment of incentives, for Executive Directors, is subject to the approval of the remuneration committee. Except in certain circumstances in respect of initial periods of employment, no Executive Director has a contractual right to an incentive. The Group offers both short-term and long-term incentive plans.

(i) Short-term incentive plans

The level of incentive payments is dependent on the extent to which participants achieve their operating plan objectives. In 2005, for Executive Directors, payment of the target incentive will require the achievement of targets which include earnings per share and return on equity and the attainment of a certain level of profit before tax and exceptional items. If targets are achieved, the bonus award is 75 per cent. of salary up to a maximum of

112.5 per cent. of salary. Bonus levels for other management levels operate on a variable scale, based on the level and influence of the employee.

These levels of incentive require the Executive Directors to take their annual incentive in shares rather than cash, to retain their shares for three years and remain employed by the HBOS Group, or rank as a qualifying leaver during the three-year period. The remuneration committee believes that this feature clearly aligns the interests of participants and shareholders by encouraging participants to be both long-term colleagues and long-term shareholders, having first achieved stretching performance targets in relation to their operating plans. Participants may take their annual incentive in cash, in which case the incentive is released at two-thirds of the level which would normally apply were the incentive taken in shares.

(ii) *Long-term incentive plans*

Participants are granted conditional shares shortly after the start of the financial year equal to the number of shares secured by a percentage of the participant's salary and based on the price of the Group's shares, using the average market price in the last 10 Business Days of the previous financial year. The number of shares ultimately released to participants under the plan is dependent on the Group's annualised total shareholder return ("TSR") (defined as the gross overall return on Ordinary Shares after all adjustments for capital actions and re-investment of dividends or other income) over three-year periods, compared to the annualised weighted average TSR of a basket of comparator companies. If the relative TSR performance does not exceed 0 per cent. per annum after three years, the conditional share grant lapses. There is no retest in this or any other circumstance.

The remuneration committee believes that TSR is an appropriate performance measure because it is a robust and transparent measure of the creation of shareholder value; that a relative measure is more motivational and competitively robust than an absolute one; and that a weighted average group made up of the biggest domestic banking and insurance companies is a robust comparator and gives a more effective performance test than a traditional ranking-based league table. Calculations of TSR performance are performed independently of the Group by New Bridge Street Consultants LLP for the purposes of determining outcomes under the plan.

6.2.4 *Benefits:* The Executive Directors are provided with benefits, which principally comprise a company car (or cash in lieu), pension arrangements, paid leave, healthcare cover and preferential terms for Group products.

6.2.5 *Pensions:* The Executive Directors are generally included in membership of tax-approved final salary pension arrangements. These arrangements, taken together, provide a personal pension benefit based on salary only, with a maximum pension of two-thirds of final salary (in broad terms, the last 12 months' salary) at normal retirement age (age 60), subject to the necessary pensionable service. The arrangements also provide a lump sum life assurance benefit of four times salary and pension benefits for spouses/dependants and qualifying children. All tax-approved benefits are subject to Inland Revenue limits. Pension entitlement is based on salary only. Details of the Directors' pension provisions are set out in paragraph 6.3 of this Part 6.

6.3 Executive Director pension arrangements

Details of each Executive Director's pension and lump sum life assurance entitlement, and the annual contributions (as percentages of pensionable salaries) required to meet the costs of providing those benefits, are as follows:

Director	*Normal Retirement age*	*Pension as a % of final salary*	*Lump sum life assurance as a multiple of salary*	*Cost of benefits as a % of salary*
James Crosby	60	66.7	4	52
Phil Hodkinson	60	55.3	4	52
Andy Hornby	60	66.7	4	45
Colin Matthew	60	66.7	4	26
George Mitchell	60	66.7	4	26

Notes:

(1) Pension is generally based on retirement from service at normal retirement age (age 60) and is based on final salary disregarding, where relevant, the earnings cap as defined in the Finance Act 1989. Pension and lump sum life assurance is provided from the Bank of Scotland 1976 Pension Scheme (the "Pension Scheme") and from the Halifax Retirement Fund (the "Fund") to the extent permitted by legislation, and otherwise from separate arrangements with the Group. The pension shown generally accrues at a rate of one-thirtieth of salary for each year of service (for members of the Fund) and one-sixtieth of salary for each year of service (for members of the Pension Scheme).

(2) Costs are based on estimates, by the actuaries to the Pension Scheme and to the Fund, of the costs to the Group over the future service periods of the Executive Directors using "attained age" rates. Costs are calculated on funding assumptions adopted for actuarial valuations of the Pension Scheme and the Fund and do not distinguish between the costs of providing benefits from the Pension Scheme and the Fund and the costs of providing benefits from separate arrangements. The costs exclude those covered by personal contributions from Executive Directors but include allowance for the current cost of self-insuring the risk benefits for death in service and ill-health retirement.

(3) On death after retirement or after leaving service, a spouse's pension equal to 50 per cent. of the member's pension for the Pension Scheme and 66.7 per cent. of the member's pension for the Fund may be payable. Children's benefits may also be payable. Under the Pension Scheme, Executive Directors require the consent of HBOS before retiring early. Under the Fund, Executive Directors have a contractual right to retire at age 55 or above with a non-reduced pension and at age 50 or above (but below age 55) with a reduced pension. Pension increases after retirement are a mixture of guaranteed and discretionary. Pension Scheme pensions in respect of service before 6 April 1997 are not guaranteed to increase. Pension Scheme pensions in respect of service after 5 April 1997 are guaranteed to increase in line with the Retail Prices Index, subject to a maximum of 5 per cent. per annum. The Fund guarantees to increase pensions in line with the Retail Prices Index, subject to a maximum of 5 per cent. per annum and a minimum of 3 per cent. per annum (no minimum for pensionable service after 31 March 2004). There is an established policy of reviewing pensions on a discretionary basis taking account of increases in the Retail Prices Index. Allowance is made in transfer values on leaving in respect of the guaranteed and discretionary increases outlined above.

The pension entitlements of the Executive Directors are set out in the table below:

Director	*Age*	*Accrued pension at 31 December 2004 (£000)*	*Increase in accrued pension during 2004 (£000)*		*Transfer value at 31 December*		*Increase in transfer value less Director's contributions (£000)*	
					2003 (£000)	*2004 (£000)*		
James Crosby	49	494	68	(55)	5,768	7,427	1,627	(767)
Phil Hodkinson	47	47	17	(16)	358	608	233	(182)
Andy Hornby	38	115	26	(23)	683	958	251	(154)
Colin Matthew	54	270	31	(24)	3,276	4,074	798	(356)
George Mitchell	55	353	29	(20)	3,564	4,175	611	(243)

Notes:

(1) The accrued pension at 31 December 2004 is the pension which the Director would have been entitled to receive based on his completed pensionable service, had he left on 31 December 2004, payable from normal retirement age (age 60) and subject to revaluation increases between leaving and retirement.

(2) The increase in accrued pension is the accrued pension at 31 December 2004 less the accrued pension at 31 December 2003. The amount shown in brackets is calculated on the basis of the disclosure methodology under the requirements of the Listing Rules.

(3) The transfer values are based on the accrued pensions at 31 December 2003 and at 31 December 2004 and are calculated as at 31 December 2003 and 31 December 2004 respectively based on factors supplied by the actuaries of the relevant pension schemes. The transfer values are the notional lump sums which would have been paid to another pension scheme for the benefit of the Director had he left service at the respective dates. It is not possible for a transfer value to be paid directly to the Director personally. The amount shown in brackets is calculated on the basis of the disclosure methodology under the requirements of the Listing Rules. The arrangements for George Mitchell currently provide for some of his benefits to be paid on an unreduced basis only from age 65 (and, in these circumstances the transfer values (£000) at 31 December 2003 and 31 December 2004 are £2,981 and £3,507) but he has a right, shortly before age 60, to elect that all his benefits are paid on an unreduced basis at age 60. The transfer values shown in the table for George Mitchell assume that all of his benefits would be taken on an unreduced basis at age 60.

(4) The Director's contribution is the personal contribution required under the terms of the Fund. No personal contribution is required under the terms of the Pension Scheme. The contributions for James Crosby, Phil Hodkinson and Andy Hornby are aggregates of the personal contributions required under the terms of the Fund, subject to the statutory limit, together with the amounts of salary they gave up as additional pension contributions. Members of the Group's pension schemes have the option to pay additional voluntary contributions. Neither the contributions nor the resulting benefits are included in the above table.

(5) There were no other contributions by the HBOS Group to any money purchase pension arrangements in respect of any Director during 2004.

6.4 **Non-executive Directors' letters of appointment**

The Non-executive Directors are appointed by letters of appointment with HBOS for an initial three-year term with an expectation that, in most cases, and subject to satisfactory performance, they will be invited to serve a second three-year term. In exceptional circumstances, a Non-executive Director may be asked to serve a third three-year term. The Non-executive Directors' appointments are terminable on one month's written notice.

Remuneration for Non-executive Directors consists solely of fees. There are no short-term incentive plans or long-term incentive plans or benefits for Non-executive Directors. The current base fee for each Non-executive Director is £45,000. In addition, fees are paid for services on committees and for directorships of subsidiaries and joint ventures.

Save as disclosed in this paragraph 6.4 and in paragraph 6.2.1 above there are no existing or proposed service contracts between any Directors and the HBOS Group.

7. Directors' and other interests in HBOS

7.1 As at 25 April 2005 (the latest practicable date prior to the publication of this document), the Directors and their immediate families will have the following beneficial interests in Ordinary Shares and Existing HBOS Preference Shares:

Director	*Ordinary Shares (Number)*	*Preference Shares (Number)*
Chairman		
Dennis Stevenson	298,149	nil
Executive Directors		
James Crosby	284,407	nil
Phil Hodkinson	257,315	nil
Andy Hornby	496,419	nil
Colin Matthew	176,090	nil
George Mitchell	201,900	nil
Non-executive Directors		
Charles Dunstone	100,000	nil
Sir Ronald Garrick	19,611	nil
Anthony Hobson	6,500	nil
Brian Ivory	6,000	nil
Coline McConville	2,070	nil
Kate Nealon	8,198	nil
David Shearer	10,000	nil

The interests of the Directors together represent approximately 0.047 per cent. of the issued share capital of HBOS in existence as at 27 April 2005, the latest practicable date prior to the publication of this document.

7.2 Brian Ivory has a non-beneficial interest over 4,500 Ordinary Shares.

7.3 No Director had any interest in any Preference Shares in HBOS or in the loan or share capital of any Group undertaking at the date of this document.

7.4 In addition to having an interest in 1,866,659 Ordinary Shares as detailed in paragraph 7.1 above, the Directors also have interests in Ordinary Shares as of the date referred to in paragraph 7.1 above, as a result of their participation in employee share incentive plans. These interests were as follows:

7.4.1 *The HBOS plc Annual Bonus Plan – HBOS Directors and former Halifax Directors:* Certain Executive Directors have conditional entitlements to shares arising from the annual incentive sharekicker. Where the annual incentive for 2002 and/or 2003 and/or 2004 was taken in Ordinary Shares and these Ordinary Shares are retained in trust for three years, additional Ordinary Shares may also be transferred to the Directors. The basic shares shown below, as at 25 April 2005 (the latest practicable date prior to the publication of this document), which have already vested are also included in the Director Ordinary Share interests in paragraph 7.1 above. The additional shares shown below, as at 25 April 2005 (the latest practicable date prior to the publication of this document), arise as a result of a sharekicker.

	Grant effective from	Basic shares (Number)	Additional shares (Number)
James Crosby	March 2003	32,177	16,088
	March 2004	24,850	12,425
	March 2005	38,458	19,229
		95,485	47,742
Phil Hodkinson	March 2003	18,282	9,141
	March 2004	12,826	6,413
	March 2005	20,511	10,255
		51,619	25,809
Andy Hornby	March 2003	21,939	10,969
	March 2004	18,437	9,218
	March 2005	28,436	14,218
		68,812	34,405
Colin Matthew	March 2003	18,282	9,141
	March 2004	12,505	6,252
	March 2005	20,511	10,255
		51,298	25,648
George Mitchell	March 2003	23,889	11,944
	March 2004	17,315	8,657
	March 2005	26,338	13,169
		67,542	33,770

Notes:

(1) Ordinary Shares under these plans were granted using the market price at the date of grant, as follows:

Plan	*Ordinary Share grant price (£)*
March 2003 – March 2006	6.76
March 2004 – March 2007	7.36
March 2005 – March 2008	8.19

(2) Ordinary Shares will be released after three years, subject to the basic shares still being held and subject to the participant still being in the HBOS Group's employment at that time or being a qualifying leaver.

7.4.2 *The HBOS plc Long Term Executive Bonus Plan and The HBOS plc Special Long Term Bonus Plan – HBOS Directors and former Halifax directors:* Details of the Ordinary Shares which have been conditionally awarded to Directors under the plans are set out below. The performance conditions relating to these conditional awards are set out in the notes below the table.

	Grant effective from	*At 25 April 2005 (Number)*
James Crosby	January 2003	103,125
	January 2004	108,089
	January 2005	98,214
		309,428
Andy Hornby	January 2003	70,312
	January 2004	80,195
	January 2005	72,619
		223,126
Phil Hodkinson	January 2003	58,593
	January 2004	55,788
	January 2005	52,380
		166,761
Colin Matthew	January 2003	58,593
	January 2004	54,393
	January 2005	52,380
		165,366
George Mitchell	January 2003	76,562
	January 2004	75,313
	January 2005	67,261
		219,136
Dennis Stevenson	January 2003	77,343
	January 2004	73,221
	January 2005	65,476
		216,040

Notes:

(1) Ordinary Shares under these plans were granted using the average market price in the 10 Business Days ending at the previous year, as follows:

Plan and performance period	*Ordinary Share grant price (£)*
January 2003 – December 2005/07	6.40
January 2004 – December 2006	7.17
January 2005 – December 2007	8.40

(2) Awards are not pensionable.

For the 2003 grants, all participants can choose to take any shares released after three years based on the three-year performance outcome or can continue to participate in the plan for a further two years and take shares at that point based on the better of the three-year and the five-year performance outcomes. This design feature seeks to motivate participants continually to sustain strong performance or to improve lesser performance for their benefit and the benefit of shareholders. This feature does not apply for the 2004 grants and will not apply for any grants in subsequent years, to reflect the preference on "retesting" expressed by most major institutional investors.

(3) In the case of Dennis Stevenson, it is not possible to include him in the standard Long Term Incentive Plan. Nor is it possible to include him in such an arrangement where the grant is denominated in shares. He is therefore included as the sole participant in the Special Long Term Incentive Plan where the grants are awards of notional shares. He will become entitled to the cash value of any notional shares on vesting but has agreed that this value will, subject to any withholdings for income tax or National Insurance, be applied in acquiring shares on his behalf.

(4) The number of shares to be released is dependent on the HBOS Group's TSR over a three-year period, compared to the annualised weighted average TSR of a basket of comparator companies over an equivalent period. For the grants effective from January 2003, a five-year period can also apply.

7.4.3 *The Bank of Scotland Executive Stock Option Schemes – former Bank of Scotland directors:* Approved share options granted between 1995 and 2000 under the Bank of Scotland's plans were subject to a performance precondition that options were not capable of being exercised unless growth in diluted earnings per share exceeded the growth in the Retail Prices Index over a period of at least three consecutive financial years by not less than 2 per cent. per annum. No performance target applied in respect of unapproved share options following the third anniversary of grant, as agreed by the Bank of Scotland stockholders at the time of the Merger with Halifax. The performance target in respect of approved share options was satisfied on 31 December 2002 for all grants and consequently all options are exercisable in accordance with the rules of the plans. No further share options have been or will be granted under any of these plans. Details of the options outstanding under the plans in respect of Executive Directors are set out below:

	Grant effective from	*At 25 April 2005 (Number)*	*Ordinary Share option price (£)*	*Exercisable*
Colin Matthew	October 1995	48,000	2.5983	January 2005 – October 2005
	October 1996	50,000	2.7367	January 2005 – October 2006
	October 1997	28,000	5.3533	January 2005 – October 2007
	October 1998	5,233	5.7433	January 2005 – October 2008
	October 1999	29,777	5.8350	January 2005 – October 2008
	May 2000	40,000	5.5150	January 2005 – May 2010
	October 2000	40,000	6.1000	January 2005 – October 2010
		241,000		
George Mitchell	October 1996	50,000	2.7367	January 2005 – October 2006
	October 1997	35,000	5.3533	January 2005 – October 2007
	October 1998	40,000	5.8350	January 2005 – October 2008
	May 2000	5,572	5.3833	January 2005 – May 2010
	May 2000	39,428	5.5150	January 2005 – May 2010
	October 2000	50,000	6.1000	January 2005 – October 2010
		220,000		

Notes:

(1) No Executive Director's share options lapsed in the period 1 January 2005 to 25 April 2005, the latest date practicable prior to the publication of this document.

7.4.4 *The HBOS plc Sharesave Plan 2001:* The Sharesave Plan is available to most HBOS Group employees.

The plan allows employees to save a fixed amount of money on a monthly basis. At the end of a predetermined period of three, five or seven years, employees have the right, if they so choose, to use the funds accumulated to purchase Ordinary Shares at a fixed price, based on a market price on, or an average market price determined shortly before, the effective grant date and discounted by up to 20 per cent. There are no performance conditions.

Certain Executive Directors have taken up membership of the plan and the projected numbers of shares which they would be entitled to purchase at the end of the relevant predetermined periods are set out below:

	Grant effective from	*At 25 April 2005 (Number)*	*Exercisable*
James Crosby	September 2002	2,748	January 2008 – June 2008
Phil Hodkinson	September 2002	2,970	January 2010 – June 2010
Andy Hornby	September 2003	1,607	January 2007 – June 2007
George Mitchell	September 2004	1,740	January 2008 – June 2008

Notes:

(1) Options under these plans were granted using market prices shortly before the dates of the grants, discounted by 20 per cent. as follows:

Grant effective from	*Ordinary Share option price (£)*
September 2002	5.975
September 2003	5.74
September 2004	5.443

7.4.3 *Interest in Ordinary Shares under trusts:* Certain Executive Directors and employees are deemed to have or have had an interest or a potential interest as potential discretionary beneficiaries under:

(i) *The HBOS Group's Employee Share Ownership Trusts*

As such, they were each treated as at 25 April 2005 as being interested in the 180,614 Ordinary Shares held by the trustees of these Trusts. The Ordinary Shares held in the Trusts will be used to satisfy share awards under the former Halifax Short Term and Long Term Incentive Plans and the HBOS Short Term and Long Term Incentive Plans; and

(ii) *The HBOS Group's Qualifying Employee Share Ownership Trust*

As such, they were each treated as at 25 April 2005 as being interested in the 3,143,952 Ordinary Shares held by the trustee of this Trust. The shares held in the Trust will be used to satisfy entitlements of employees arising on the exercise of options under the sharesave schemes operated by HBOS.

All of the HBOS Group's share plans empower new issue shares to be allotted to satisfy share requirements.

7.5 The above interests are based upon the interests of the Directors in shares which (a) have been notified by each Director to HBOS pursuant to section 324 or section 328 of the Companies Act before 25 April 2005 (the latest practicable date prior to the publication of this document), or (b) are required pursuant to section 325 of the Companies Act to be entered into the register of directors' interests maintained under that section, or (c) are interests of a connected person (within the meaning of section 346 of the Companies Act) of a Director which would, if the connected person were a director of HBOS, be required to be disclosed under such sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by that Director.

7.6 Save as set out in paragraphs 7.1 to 7.4 above, no Director (nor any person connected with them) has any interests (beneficial or non-beneficial) in the share capital of HBOS. Save as set out above in paragraphs 7.1 to 7.4, no Director (nor any person connected with them) holds an interest in any other securities of the Group.

7.7 Save as disclosed in paragraph 7.1 above, insofar as is known to HBOS on the Scheme becoming effective, assuming that no further shares have been purchased or issued after 25 April 2005 (the latest practicable date prior to the publication of this document), the following persons will hold, directly or indirectly, interests (as defined in Part 10 of the Companies Act) representing 3 per cent. or more of the Ordinary Shares:

Name	*Current holding of Ordinary Shares*	*% of issued ordinary share capital of HBOS*[1]
Barclays Bank PLC	156,165,348	4
The Capital Group Companies, Inc.[2]	150,430,076	3.85

Notes:

(1) The total number of Ordinary Shares in issue at 27 April 2005 (being the latest practicable date prior to publication of this document) was 3,908,943,190.

(2) Held on behalf of Capital Research and Management Company, a U.S. based investment adviser which manages The American Funds Group of mutual funds, and Capital Group International, Inc., a parent company of five companies which serve as investment managers to institutional clients.

7.8 Save as disclosed in paragraph 7.7 above, HBOS is not aware of any person who is, or will be immediately following the Scheme, directly or indirectly interested in 3 per cent. or more of the shares.

7.9 HBOS is not aware of any person who directly or indirectly, acting jointly or severally, exercises or could exercise control over HBOS.

7.10 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the HBOS Group and which was effected by any member of the HBOS Group during the current or immediately preceding financial year, or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

7.11 None of the Directors had a beneficial interest in any contract to which HBOS or its subsidiaries was a party during the financial year.

7.12 Subsidiary companies of HBOS in their ordinary course of business as banks have made loans to certain of the Directors on arm's length terms. As at 25 April 2005 (the latest practicable date before the publication of this document) the total amount owed by Directors to subsidiaries of HBOS (including debit balances on credit cards) was £4,617,313.21, and there are no outstanding guarantees granted or provided by HBOS or any of its subsidiaries for the benefit of any Director.

8. Employee Share Plans

8.1 HBOS Share Plans

The main features of the employee share plans operated by the HBOS Group are summarised below.

8.1.1 *Common terms of the HBOS Share Plans:* The common features of each of the HBOS Share Plans are summarised as follows:

(i) *Plan limits*

The HBOS Share Plans, other than the HBOS plc Special Long Term Bonus Plan (the "Special Plan"), provide that in any 10-year period, not more than 10 per cent. of the issued ordinary share capital of HBOS may be issued or issuable under all the other employee share plans adopted by HBOS. The HBOS plc Long Term Executive Bonus Plan also provides that in any 10-year period, not more than 5 per cent. of the issued ordinary share capital of HBOS may be issued or issuable under all the discretionary executive share plans adopted by HBOS. These limits do not include rights to shares which have lapsed or been surrendered.

(ii) *Operation of the HBOS Share Plans*

The HBOS Share Plans are normally operated within 42 days of an announcement of results to the London Stock Exchange.

(iii) *Amendments to the rules of the HBOS Share Plans*

The Board or a duly authorised committee (the "Committee"), as appropriate, may amend the HBOS Share Plans as they consider appropriate. However, alterations to the HBOS plc Sharesave Plan 2001, the HBOS plc Inland Revenue Employee Share Option Plan 2002 and the HBOS plc Share Incentive Plan are generally subject to the prior approval of the Inland Revenue. In addition, shareholder approval is required to amend certain provisions of the HBOS Share Plans to the advantage of participants. These provisions relate to: eligibility; individual and plan limits; option price (where relevant); rights attaching to the options, awards or shares; adjustment of options or awards on variation in HBOS's share capital; and the amendment powers.

The Board or the Committee, as appropriate, can without shareholder approval make minor amendments to benefit the administration of the HBOS Share Plans or which relate to any changes in legislation or which will obtain or maintain favourable tax, exchange control or regulatory treatment for any participating company or any participant.

(iv) *General*

Any shares issued under the HBOS Share Plans will rank equally with shares of the same class in issue on the date of allotment, except in respect of rights arising by reference to a prior record date. Application will be made to the UK Listing Authority for any shares which may be issued to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading. Options and awards may be adjusted following any variation in HBOS's share capital. Options and awards granted under the HBOS Share Plans are not transferable and benefits under the HBOS Share Plans are not pensionable.

8.1.2 *The HBOS plc Long Term Executive Bonus Plan (the "Long Term Plan").*

(i) Eligibility

Employees and Executive Directors of HBOS and any of its designated subsidiaries and associated companies are eligible to participate in the Long Term Plan. Participants in the Long Term Plan are selected by the Committee at its discretion. Currently, the Long Term Plan is used primarily for executives.

(ii) Performance Shares

Each time the Long Term Plan is operated, a participant receives a conditional award of Ordinary Shares (the "Performance Shares"), provided a performance condition (the "Performance Condition") is satisfied during a lock-up period. The number of Performance Shares in an award is based on a percentage of the participant's salary, determined by the Committee each time the Long Term Plan is operated. If Performance Shares cannot be transferred to participants due to legislative or administrative reasons then participants may receive a cash equivalent instead.

(iii) Lock-up period

The lock-up period is determined by the Committee in respect of each operation of the Long Term Plan. The lock-up period for the operation of the Long Term Plan is usually three years.

(iv) Performance Condition

The extent to which conditional awards of Performance Shares vest at the end of the lock-up period will depend on the satisfaction of the Performance Condition. The Performance Condition is determined by the Committee each time the Long Term Plan is operated. The extent to which the Performance Condition has been satisfied will be determined as soon as is practicable after the lock-up period ends. If the Committee reasonably believes that the underlying financial performance of the HBOS Group during the lock-up period was not satisfactory, it may determine that the conditional award will not vest in whole or part as it reasonably considers appropriate in the circumstances.

(v) Grant of rights

The Committee may decide to grant a nil-cost option to a participant in respect of his vested Performance Shares. This option will be exercisable by the participant up to the seventh anniversary of the date of the original award or, if earlier, shortly following his cessation of employment or a takeover of HBOS.

(vi) Cessation of employment during the lock-up period

If a participant ceases to be an employee or Executive Director of HBOS or of any other participating company in certain circumstances such as ill-health, retirement or redundancy, he will retain any conditional award of Performance Shares made before leaving employment. If a participant is dismissed or ceases to be an employee or executive director for any other reason, his conditional award of Performance Shares will lapse, unless the Committee decides otherwise. In these cases, the extent to which the Performance Condition has been satisfied will be determined in the usual way at the end of the lock-up period but the Committee may pro-rate the number of Performance Shares in respect of which the conditional award vests.

(vii) Takeovers during the lock-up period

In the event of a change of control of HBOS or a corporate reorganisation which results in a significant change in the identity of the shareholders, conditional awards of Performance Shares will vest early. The lock-up period will end immediately and the number of Performance Shares to which a participant is entitled will be determined as though the Performance Condition had been satisfied at the level determined by the Committee on the date of the award. The extent to which the Performance Condition has been satisfied will not be taken into account unless the Committee decides otherwise.

(viii) *Participants' rights before acquiring the Performance Shares*

A participant will not be entitled to any rights relating to the Performance Shares comprised in his conditional awards. However, at the time of transfer of the Performance Shares, a participant will receive additional shares equivalent in value to the amount of dividends he would have received during the lock-up period had he been entitled to dividends in respect of the Performance Shares.

(ix) *Individual limits*

The maximum conditional award made in any financial year to a participant will be over Performance Shares having a market value equal to 100 per cent. of the participant's annual salary at that time. Market value will normally be taken immediately before the start of the relevant lock-up period.

(x) *Termination*

The Committee may terminate the Long Term Plan at any time but any termination will not affect subsisting rights. The Long Term Plan will, in any event, terminate 10 years after its adoption by the Committee following its approval by HBOS in general meeting.

8.1.3 *The HBOS plc Special Long Term Bonus Plan (the "Special Plan"):* The Chairman is not eligible to participate in the Long Term Plan. However, the Committee has taken the decision that he should be incentivised in a similar way to other HBOS Directors. Accordingly, HBOS established the Special Plan under which awards may be made to a Director, or a director of a designated subsidiary or associated company of HBOS, or to a company which provides the services of an individual as such a Director.

Awards under the Special Plan give participants a conditional right to receive an amount of cash on the vesting of the award (which is subject to a performance condition). This cash amount is calculated by reference to the market value, at the vesting date, of the relevant number of shares in respect of which the award vests (and any additional shares representing dividends). The cash amount will either be paid to the participant (after deduction of taxes and other withholdings) or be applied in the purchase of Ordinary Shares on his behalf. In other respects, the rules of the Special Plan are substantially the same as the rules of the Long Term Plan.

8.1.4 *The HBOS plc Sharesave Plan 2001 (the "Sharesave Plan"):*

(i) *Eligibility*

All UK-based employees and full-time Executive Directors of HBOS, any participating subsidiary and any other company permitted to participate in the Sharesave Plan (together, "Sharesave Plan Participating Companies") who have worked for any qualifying period which may be determined by the Directors (which cannot be more than five years) must be invited to participate in the Sharesave Plan. The Directors may also, at their discretion, invite other employees and executive directors of Sharesave Plan Participating Companies to join the Sharesave Plan.

(ii) *Savings contract and option*

An employee joining the Sharesave Plan must enter into a savings contract with a nominated savings carrier, under which he or she makes monthly or weekly savings for three or five years, as permitted under the relevant legislation. Total monthly savings contributions (under all savings contracts) must not exceed the amount decided by the Directors, within the limit imposed by the relevant legislation (currently £250 per month). At the end of the specified period, the employee will receive a tax-free bonus equal to a predetermined number of monthly contributions, depending on whether the specified period is three, five or seven years. In connection with the savings contract, the employee is granted an option to acquire Ordinary Shares. The employee does not have to pay for the grant of the option.

(iii) *Acquisition price*

Under the Sharesave Plan, participants are granted an option to acquire Ordinary Shares at the end of the specified period at a price which is not less than 80 per cent. of the market

value of an Ordinary Share on the date of invitation (or some other date agreed with the Inland Revenue) or, if greater and if Ordinary Shares are to be subscribed, at a price equal to the nominal value. Market value means the middle market quotation of an Ordinary Share (derived from the Daily Official List) on the preceding Business Day or, if the Directors determine, the average middle market quotation over the three preceding Business Days or any other value agreed with the Inland Revenue.

(iv) *Acquisition of Ordinary Shares*

Options are normally only exercisable if the holder is still employed by a Sharesave Plan Participating Company and within six months after the bonus is payable under the savings contract. If the option is not exercised within this six month period, it will lapse. However, in certain circumstances (such as a participant ceasing to be an employee due to injury, disability, redundancy or retirement or following a disposal of the employing company or business and in the event of a takeover, reconstruction or winding up of HBOS) options may be exercised early. If an option is exercised early in one of these circumstances, the participant may only use the savings made under his or her savings contracts and any interest at that time to acquire Ordinary Shares.

(v) *Exchange of options*

In the event of a change of control of HBOS, participants in the Sharesave Plan may, in certain circumstances, exchange their options for options in the acquiring company.

(vi) *Termination of the Sharesave Plan*

The Directors may terminate the Sharesave Plan at any time but any termination will not affect subsisting rights. The Sharesave Plan will, in any event, terminate 10 years after its approval by HBOS in general meeting.

8.1.5 *The HBOS plc International Sharesave Plan 2001 (the "International Sharesave Plan"):* The International Sharesave Plan, which is materially similar in all respects to the Sharesave Plan, provides for overseas employees to be granted options under arrangements which take account of local tax and securities laws.

8.1.6 *The HBOS plc Inland Revenue Approved Employee Share Option Plan 2002 (the "Approved Plan") and the HBOS plc (Unapproved) Employee Share Option Plan 2002 (the "Unapproved Plan"):*

(i) *Eligibility*

Employees and Executive Directors of HBOS and any participating subsidiaries are eligible to participate in the Approved Plan. Subject to Inland Revenue limits (referred to below), options are granted under the Approved Plan to eligible employees (except senior executives) over Ordinary Shares of a value up to a specified percentage of each participant's gross basic salary.

(ii) *Performance condition*

The exercise of options may be made subject to satisfaction of a performance condition. Currently, no such condition has been imposed because the Approved Plan has been operated on an all-employee basis.

(iii) *Option price*

The option price must not be less than either the market value of the Ordinary Shares on the Business Day before the date of grant or, if the Directors so decide, the average market value of the Ordinary Shares over the three Business Days before the date of grant. However, if Ordinary Shares are to be subscribed then the option price must not be less than nominal value.

(iv) *Individual limits*

The aggregate price payable by each employee for Ordinary Shares under option at any one time, under the Approved Plan and any other discretionary approved plans of HBOS,

must not exceed £30,000, or such higher limit which the UK Inland Revenue may determine. The aggregate exercise price of options granted to an employee under the Approved Plan and any other discretionary share option plan operated by HBOS in any financial year will not normally exceed his earnings for that year. However, this limit may be exceeded in exceptional circumstances.

(v) *Exercise of options*

Options will normally be exercisable, subject to any performance condition being satisfied, between the third and sixth anniversary of grant. However, options may be exercised early in certain circumstances, subject to the satisfaction or waiver of any performance conditions. These circumstances include an employee leaving because of retirement, death, redundancy or where the company or business for which he works leaves the HBOS Group. Unless the Directors decide otherwise, options which have not become exercisable will lapse on cessation of employment for other reasons. Options will lapse on the sixth anniversary of their grant.

(vi) *Change of control, merger or other reorganisations*

On a takeover, scheme of arrangement, merger or certain other corporate reorganisations, options may generally be exercised early. Alternatively, participants may be allowed or required to exchange their options for options over shares in the acquiring company.

(vii) *Termination*

The Directors may terminate the Approved Plan at any time but termination will not affect subsisting rights. The Approved Plan will, in any event, terminate 10 years after its approval by the Inland Revenue.

(viii) *The Unapproved Plan*

The Unapproved Plan is broadly the same as the Approved Plan, subject to the following principal differences:

(a) the Unapproved Plan is not approved by the Inland Revenue and is therefore not subject to the legislation and Inland Revenue requirements applicable to the Approved Plan; and

(b) options may where appropriate be satisfied by the delivery of Ordinary Shares or cash to the value of the difference between the aggregate option price and the aggregate market value of the shares (at the time of exercise) of the Ordinary Shares over which the option is exercised.

(ix) *Operation of the Approved Plan in Ireland*

In accordance with the provisions of a schedule to the Approved Plan, options may be granted to colleagues on a basis approved by the Irish Revenue Commissioners.

8.1.7 *The HBOS plc Annual Bonus Plan (the "Annual Bonus Plan"):*

(i) *Eligibility and operation*

The plan operates in connection with the payment of annual bonuses to employees of HBOS and any participating HBOS Group companies. Grants may be made by HBOS, the participating company whose employees are to participate in the plan or the trustee of any trust set up to benefit employees of any participating company.

(ii) *Bonus Shares*

The Directors may decide following the end of any financial year to offer participants the opportunity to use all or part of the net annual cash bonus they would receive to purchase Ordinary Shares ("Bonus Shares") and receive a conditional award of free Ordinary Shares ("Matching Shares") at the same time. To date, a participant has been entitled to use up to 100 per cent. of his net annual bonus to purchase Bonus Shares subject to any limit imposed by the Directors. The basis on which Matching Shares are awarded is determined by the Directors and the plan currently operates on the basis that the maximum match is

one matching share for every two Bonus Shares purchased. The Bonus Shares are held in trust, but can be withdrawn by the participant. A participant is entitled to any dividends paid on his Bonus Shares and to instruct the trustee holding his Bonus Shares how to vote those shares.

(iii) *Matching Shares*

A participant will normally receive his Matching Shares if he is an employee at the end of a predetermined lock-up period and his Bonus Shares are still held in trust. A participant will also normally receive his Matching Shares at the end of the lock-up period if he leaves due to retirement, redundancy, injury or disability, or his employing company or business being sold out of the HBOS Group. In the event of a participant's death, the Matching Shares will be released as soon as practicable. The Directors may exercise their discretion to allow a participant to receive Matching Shares in other circumstances. The Annual Bonus Plan currently operates on the basis that the lock-up period is three years from the date a participant receives an award of Matching Shares. If the Matching Shares cannot be transferred to participants due to legislative or administrative reasons then participants may receive a cash equivalent instead.

(iv) *Reconstruction, takeover, merger or other corporate reorganisation*

On a takeover, scheme of arrangement, merger or other corporate reorganisation, Bonus Shares will be transferred to the participants and the Directors may decide that Matching Shares will be transferred as well. Alternatively, participants may be required to exchange their shares for shares in the acquiring company.

(v) *Termination*

The Directors may terminate the Annual Bonus Plan at any time, but termination will not affect subsisting rights. The Annual Bonus Plan, in any event, will terminate 10 years after its adoption by the Directors following its approval by HBOS in general meeting.

8.1.8 *The HBOS plc Share Incentive Plan (the "SIP"):* The SIP was approved by shareholders at HBOS's Annual General Meeting held on 15 May 2002. To date, no awards have been made under the SIP, but it is intended to seek Inland Revenue approval for the SIP and to operate it in 2005.

(i) *Eligibility*

All UK-based employees and full-time Executive Directors of HBOS, any participating subsidiary and any other company permitted to participate in the SIP (together, "SIP Participating Companies") who have worked for any qualifying period which may be determined by the Directors (which cannot be more than 18 months) must be invited to participate in the SIP. The Directors may also, at their discretion, invite other employees and executive directors of SIP Participating Companies who have satisfied the qualifying period of service, if any, to join the SIP.

(ii) *Operation*

Employees may be offered Free, Partnership and/or Matching Shares (as defined below), as the Directors decide, each time they operate the SIP. The SIP may also offer dividend reinvestment. This allows the Directors to implement the SIP in the way they consider most appropriate for HBOS.

The SIP operates in conjunction with a trust, which will hold the Ordinary Shares on behalf of the SIP participants.

The Directors can only operate the SIP until 15 May 2012, 10 years from the date it was approved by HBOS shareholders in general meeting.

(iii) *Free Shares*

Participants can be given free Ordinary Shares ("Free Shares") with a market value of up to £3,000 each year or such other amount as provided for by the relevant legislation from time to time. The Free Shares must be offered to all eligible employees on similar terms but the number of Free Shares can vary by reference to the participant's remuneration,

length of service or hours worked. The Directors may make the awards of Free Shares subject to performance targets.

Free Shares must generally be held in trust for between three and five years. The Directors may require Free Shares to be forfeited if a participant leaves employment within three years of their award other than through death, retirement, redundancy, injury or disability, or his employing company or business being sold out of the HBOS Group.

(iv) *Partnership Shares*

Employees may be offered the opportunity to buy Ordinary Shares ("Partnership Shares") by deduction from their pre-tax salary. Under current legislation, they can buy up to £1,500 worth of Partnership Shares in each tax year or, if less, 10 per cent. of salary.

The trustee may use the deductions from a participant's salary to buy Partnership Shares on their behalf immediately. Alternatively, he may accumulate them for a period of up to one year and then use them to buy Partnership Shares at the end of the period. If this happens, participants will be allocated Partnership Shares by reference to the lower of their market value at the beginning or end of that period.

Participants can stop their salary deductions at any time. Any sums repaid will be subject to tax. Participants can also withdraw their Partnership Shares from the SIP at any time, although there are tax advantages if the Partnership Shares are retained in the SIP.

(v) *Matching Shares*

The Directors may award additional free Ordinary Shares ("Matching Shares") on a matching basis to participants who buy Partnership Shares. Under current legislation, up to a maximum of two Matching Shares can be offered for each Partnership Share. Matching Shares must be offered on the same basis to each participant purchasing Partnership Shares on that occasion.

Matching Shares must generally be held in trust for a holding period of between three and five years. The Directors may require Matching Shares to be forfeited if, within three years of a participant's award, he takes his corresponding Partnership Shares out of the SIP or leaves employment other than through death, retirement, redundancy, injury or disability, or his employing company or business being sold out of the HBOS Group.

(vi) *Leaving Employment*

If a participant leaves employment for any reason, his shares will cease to be subject to the SIP. His Free Shares and Matching Shares may also be forfeited as described above.

(vii) *Dividends*

Cash dividends paid on Ordinary Shares held in the SIP may be reinvested in Ordinary Shares up to certain limits set out in the legislation.

(viii) *Voting Rights*

The trustees can only vote shares held in the SIP in accordance with participants' instructions.

(ix) *General Offers*

If a general offer is made to HBOS's shareholders, participants may direct the trustees how to act in respect of any shares held on their behalf.

8.1.9 *The HBOS plc Irish Approved Profit Sharing Scheme (the "Irish Profit Sharing Scheme"):* The Irish Profit Sharing Scheme operates in a similar way to the Free Shares element of the SIP, but has been drafted to comply with the relevant Irish tax legislation and is approved by the Irish Revenue Commissioners for Irish tax purposes.

8.2 **Halifax Share Plans**

Options and awards remain outstanding under the following plans previously operated by Halifax Group and Halifax. These options and awards now relate to Ordinary Shares. No further options or awards will be made under these plans.

8.2.1 *The Halifax plc Sharesave Scheme 1997 and the Halifax Group plc Sharesave Scheme 1999:* The terms of these plans are substantially similar to those of the Sharesave Plan set out in paragraph 8.1.4 above.

8.2.2 *The Halifax Group plc Inland Revenue Approved Employee Share Option Scheme 2000 and The Halifax Group plc (Unapproved) Employee Share Option Scheme 2000 (together, the "Halifax Option Schemes"):* The terms of the Halifax Option Schemes are substantially similar to those of the Approved Plan and Unapproved Plan set out in paragraph 8.1.6 above.

8.2.3 *The Halifax Employee Share Ownership Trusts:* Halifax has two offshore discretionary employee trusts which acquire and hold shares in HBOS for the benefit of employees and former employees of the HBOS Group, together with their spouses and children under the age of 18. Halifax has also established a qualifying employee share ownership trust.

8.3 **The Bank of Scotland Employee Share Plans**

Options and awards remain outstanding under the following plans previously operated by the Bank of Scotland. These options and awards now relate to Ordinary Shares. No further options or awards will be made under these plans.

8.3.1 *The Bank of Scotland Profit Sharing Stock Ownership Scheme (the "Stock Scheme"):* Executive directors and eligible staff of the Bank of Scotland could participate in the Stock Scheme under which allocations were made based on the pre-tax return on proprietor's funds. Subject to Inland Revenue limits, participants could choose to take their profit-sharing entitlement (if any) as Bank of Scotland Ordinary Stock Units, such stock to be held in trust for them for three years, or as cash.

8.3.2 *The Bank of Scotland Executive Stock Option Schemes (the "Executive Stock Option Schemes"):* Under the rules of the Executive Stock Option Schemes, no payment is required on the grant of an option. The exercise price of an option is set by reference to the market price on or shortly before the date of grant, in accordance with the rules of the Executive Stock Option Schemes.

When the Merger became effective, participants in the Bank of Scotland Executive Stock Option Schemes were entitled to release their options in exchange for the grant of replacement options over Ordinary Shares of equivalent value, but otherwise on the same terms with the exception of any performance targets which were altered to take account of the interposition of HBOS as the holding company and the change in financial year.

8.3.3 *The Bank of Scotland 1995 Savings-Related Stock Option Scheme (the "Savings-Related Stock Option Scheme"):* The terms of the Savings-Related Stock Option Scheme are substantially similar to those of the Sharesave Plan set out in paragraph 8.1.4 above.

When the Merger became effective, participants in the Savings-Related Stock Option Schemes were entitled to release their options in exchange for the grant of replacement options over Ordinary Shares of equivalent value.

8.4 **St James's Place Capital plc ("SJPC") Employee Share Plans**

8.4.1 *SJPC Sharesave Option Schemes 1997 and 2000:* Options over SJPC shares may be granted under these schemes to SJPC group executive directors and employees. The terms of these schemes are substantially similar to those of the Sharesave Plan set out in paragraph 8.1.4 above. No options have been granted under the 1997 scheme since June 2000.

8.4.2 *SJPC Executive Share Option Schemes 1997 and 2000 (Approved and Unapproved):* Options over SJPC shares may be granted under these schemes to SJPC executive directors and group employees. Options will normally first become exercisable between three and six years after the date of option grant and remain exercisable until the tenth anniversary of grant. Options may

become exercisable earlier in certain circumstances including, for example, ill-health, injury, redundancy and disability. The exercise of an option may be made subject to the satisfaction of performance conditions. No options have been granted under the 1997 scheme since June 2000.

8.4.3 *SJPC All Employee Share Ownership Plan:* The terms of this plan are substantially similar to those of the SIP set out in paragraph 8.1.8 above except that this plan has received Inland Revenue approval and has been operated.

8.4.4 *The SJPC First Employee Share Option Scheme:* Options may be granted to executive directors and employees of specified companies in the SJPC group. Options normally become exercisable in fixed tranches following the fifth anniversary of the date of option grant. Options may become exercisable earlier in certain circumstances, for example, illness, redundancy or disability of the participant. In 1997, options were exchanged for replacement options over SJPC shares of equivalent value. No options have been granted under this scheme since 1997.

8.4.5 *SJPC Partner Share Option Schemes:* Under these schemes, options in relation to SJPC shares (or Ordinary Shares in the case of the HBOS St James's Place Capital Partners Share Option Scheme) may be granted to partners ("Partners") of the St James's Place Partnership. Partners are appointed representatives of the SJPC group companies and are dedicated advisers marketing SJPC group products.

(i) *HBOS St James's Place Capital Partners Share Option Scheme*

The terms of this scheme are similar to those of the Unapproved Plan set out in paragraph 8.4.2 above. However, options can be exercised between the third and fifth anniversaries of grant and this scheme does not qualify as an "employees' share scheme".

(ii) *St James's Place Wealth Management Group plc First Partners Share Option Scheme*

Options granted to Partners under this scheme will generally first become exercisable in fixed tranches after five years from the participant becoming a Partner, Options may, at the discretion of the directors, become exercisable earlier. In 1997, SJPC agreed to issue SJPC shares to satisfy options exercised under the scheme as the original options were over shares in St James's Place Wealth Management Group plc. No options have been granted under this scheme since July 1997.

(iii) *SJPC Partners Share Option Scheme 1997*

Under this scheme, the directors have wide powers to decide when an option may be exercised. Options may be exercised subject to the satisfaction of any performance conditions which may apply.

8.4.6 *SJPC Deferred Bonus Plan:* Conditional awards of free shares may be made under this plan to directors and key employees of the SJPC group. Awards are normally made on the basis of the participant's annual cash bonus. Provided a participant remains in the employment of the SJPC group for three years and, subject to the satisfaction of any performance condition, the shares are released to the participant.

8.4.7 *SJPC Employees' Share Trust 2000:* SJPC has a Guernsey-resident discretionary trust for the benefit of its employees and former employees, together with their spouses and children under the age of 18 years.

9. Employees

The HBOS Group employed on average 52,939 people on a full-time basis and 16,304 people on a part-time basis during the year ended 31 December 2004. Certain of the HBOS Group's employees in the UK are members of the unions UNIFI and ACCORD, both of which are recognised by the HBOS Group as representing the interests of such employees. The HBOS Group considers its relations with its employees to be satisfactory.

The average number of employees of HBOS during the year ended 31 December 2003 was 67,458 and during the year ended 31 December 2002 it was 63,982.

10. Principal establishments and principal investments

10.1 The following are the principal establishments of HBOS occupied by HBOS and/or its subsidiaries:

Address	*Current Use*	*Details of Establishment*	*Approximate area (sq ft)*
The Mound Edinburgh EH1 1YZ	Head Office	Freehold	26,000
Trinity Road Halifax West Yorkshire HX1 2RG	Retail and Financial Services Operations	Freehold	420,000
33 Old Broad Street, London EC2N 1HZ	London Corporate Office	Leasehold, expiring 24/03/2039 Annual rent £7,062,000	134,403

10.2 The following are the principal investments (including interests acquired in other undertakings) made by the HBOS Group during the last three financial years including the current financial year.

On 26 August 2003, HBOS, through its subsidiary undertaking Scottish Western Australia Holdings Pty Ltd (now HBOS Australia Pty Ltd) acquired all of the ordinary shares of Bank of Western Australia Ltd which it did not already own. The total consideration including costs of acquisition amounted to £436 million. The minority interest acquired amounted to £229 million with no material fair value adjustments being required creating a balance of goodwill on the acquisition of £207 million. The acquisition was financed by a loan to Scottish Western Australia Holdings Pty Ltd from Bank of Scotland International Australia Limited, which in turn was funded by the issue of A$1.025 billion of redeemable preference shares by Bank of Scotland International Australia Limited to HBOS.

11. Material contracts

There are no contracts (not being contracts entered into in the ordinary course of business) which either (a) have been entered into by HBOS or members of its Group within the two years immediately preceding the date of this document and are, or may be, material to the HBOS Group; or (b) contain any provision under which any member of the HBOS Group has any obligation or entitlement which is or may be material to the HBOS Group.

12. Subsidiary undertakings and other interests

HBOS is the holding company of the HBOS Group. The following table shows the principal subsidiary undertakings of HBOS which HBOS believes are likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the HBOS Group and HBOS's percentage interest in those companies:

Company	Activity	Total % of ordinary share capital held by HBOS	Country of incorporation or registration	Registered office/head office
The Governor & Company of Bank of Scotland	Banking, financial and related services	100	Scotland	The Mound Edinburgh EH1 1YZ
HBOS Treasury Services plc	Banking	100	England and Wales	33 Old Broad Street London EC2N 1HZ
Bank of Scotland (Ireland) Limited	Banking	100	Ireland	Bank of Scotland House 124-127 St. Stephen's Green, Dublin 2 Ireland
Capital Bank plc	Banking and personal finance	100	England and Wales	Capital House Queens Park Road Handbridge Chester CH88 3AN
HBOS Australia Pty Limited	Retail and commercial banking	100	Australia	Bankwest Tower 108 St Georges Terrace Perth Australia WA 6000
Bank of Western Australia Limited	Retail and commercial banking	100	Australia	Bankwest Tower 108 St Georges Terrace Perth Australia WA 6000
Halifax plc	Banking	100	England and Wales	Trinity Road Halifax West Yorkshire HX1 2RG
Halifax Share Dealing Limited	Execution only stockbroking	100	England and Wales	Trinity Road Halifax West Yorkshire HX1 2RG
HBOS Insurance & Investment Group Limited	Investment holding	100	England and Wales	Trinity Road Halifax West Yorkshire HX1 2RG
Halifax General Insurance Services Limited	General insurance brokerage	100	England and Wales	Trinity Road Halifax West Yorkshire HX1 2RG
St Andrews Insurance plc	General insurance	100	England and Wales	St Andrews House Portsmouth Road Esher Surrey KT10 9SA
Clerical Medical Investment Group Limited	Life assurance	100	England and Wales	33 Old Broad Street London EC2N 1HZ
Halifax Life Limited	Life assurance	100	England and Wales	Trinity Road Halifax West Yorkshire HX1 2RG
Halifax Investment Fund Managers Limited	OEIC management	100	England and Wales	Trinity Road Halifax West Yorkshire HX1 2RG
Insight Investment Management Limited	Investment management	100	England and Wales	33 Old Broad Street London EC2N 1HZ
St James's Place Capital plc	Financial services	60	England and Wales	St James's Place House Dollar Street Cirencester GL7 2AQ

The following table shows the principal associated undertakings of HBOS which HBOS believes are likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the HBOS Group and HBOS's percentage interest in those companies:

Company	*Activity*	*Issued share and loan capital*		*Total % interest held by the HBOS Group*	*Country of incorporation or registration*	*Registered office/head office*
Joint ventures:						
Centrica Personal Finance Limited	Finance	ordinary	3,000,002	50	England and Wales	Thistle House City Road Chester CH88 3AN
RFS Limited	Finance	ordinary	6,000,006	50	England and Wales	Thistle House City Road Chester CH88 3AN
Lex Vehicle Leasing (Holdings) Ltd. and its subsidiaries	Vehicle leasing	ordinary preference	16,900,002 64,400,000	50 50	England and Wales	Lex House 17 Connaught Place London W2 2EL
First Alternative Holdings Ltd and its subsidiaries	Insurance	ordinary preference	700,000 75,000,000	70 100	England and Wales	The Observatory Reigate Surrey RH2 0SG
esure Holdings Ltd and its subsidiaries	Insurance	ordinary preference	3,330,000 175,170,000	70 100	England and Wales	The Observatory Reigate Surrey RH2 0SG
Other associated undertaking:						
Sainsbury's Bank plc	Banking	ordinary loan	140,000,000 80,000,000	45 45	UK	33 Holborn London EC1N 2HT

13. Financial and Trading Position

Since 31 December 2004, being the date to which the HBOS Group's latest audited financial statements were drawn up, there has been no significant change in the financial or trading position of the HBOS Group.

14. Litigation and Intellectual Property

Neither HBOS nor any member of the HBOS Group is, or has been, involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the HBOS Group's financial position nor, so far as the Directors are aware, are any such proceedings pending or threatened, by or against any member of the HBOS Group.

15. Information on the CREST settlement system

CREST, the computerised paperless system for settlement of sales and purchases of shares in the London securities markets, commenced operations in July 1996.

The Regulations provide for the transfer of shares in the UK without stock transfer forms, and the evidencing of title to shares without share certificates, through a computer-based system and procedures, defined in the Regulations as a "relevant system". CREST is the first relevant system and is operated by CRESTCo.

The Articles contain specific provisions to enable shares to be dematerialised into a relevant system, including CREST. A copy of the Articles is available for inspection as described in paragraph 20 below.

The Board of HBOS has resolved to enable any or all of the New HBOS Preference Shares to join CREST and, accordingly, shareholders will be able to hold eligible shares in electronic form in an account on the CREST system or to continue to hold them in the physical form of certificates. Each shareholder will be able to choose whether or not to convert his eligible shares into uncertificated form and the Registrars will continue to register written instructions of transfer and issue share certificates in respect of New HBOS Preference Shares held in certificated form.

It is currently anticipated that the New HBOS Preference Shares will be eligible to join CREST with effect immediately upon Admission to trading.

16. Listing, dealings and settlement

The New HBOS Preference Shares will be issued credited as fully paid and will rank in full for all dividends or distributions payable in respect of the New HBOS Preference Shares declared, made or paid after the Effective Date.

Application has been made to the UK Listing Authority for the New HBOS Preference Shares to be admitted to the Official List for the New HBOS Preference Shares to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitutes admission to official listing on a stock exchange. It is expected that listing of the New HBOS Preference Shares will become effective and that dealings, for normal settlement, will commence at 8:00 a.m. on the Effective Date which, subject to sanction of the Scheme by the Court, is expected to be 24 June 2005.

In relation to New HBOS Preference Shares to be issued in certificated form, temporary documents of title will not be issued pending the despatch by post of definitive certificates for such New HBOS Preference Shares. Pending the issue of definitive certificates for the New HBOS Preference Shares, Halifax Preference Shareholders wishing to register transfers of such New HBOS Preference Shares may certify their share transfer forms against the register of members of HBOS by contacting the Registrars. On the registration of any such transfers, the transferee will receive an HBOS share certificate.

17. Consents

17.1 KPMG Audit Plc

KPMG Audit Plc has given and has not withdrawn its written consent to the inclusion of the references to its name in the form and context in which it appears.

17.2 JPMorgan Cazenove Limited

JPMorgan Cazenove Limited has given and has not withdrawn its written consent to the inclusion of the references to its name in the form and context in which it appears.

18. Auditors and Financial Information

The financial information concerning the HBOS Group contained in this document does not constitute statutory accounts within the meaning of section 240(5) of the Companies Act. Full individual accounts of HBOS and each of its subsidiary undertakings for each financial year to which the financial information relates and on which the auditors gave unqualified reports have been or will be delivered to the Registrar of Companies within the period allowed for laying and delivering accounts. The consolidated financial statements of HBOS in respect of the three years ended 31 December 2002, 2003 and 2004 were audited by KPMG Audit Plc, Chartered Accountants of Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EG. The auditors have made reports under section 235 of the Companies Act on each of the consolidated financial statements for the three years ended 31 December 2002, 2003 and 2004, which were unqualified and did not contain any such statement as is described in section 237(2) or (3) of the Companies Act. Save in respect of information originating from the audited consolidated financial statements of HBOS or the HBOS Group, the financial information contained in this document has not been audited. The reports of KPMG Audit Plc dated 1 March 2005 and 24 February 2004 in respect of the financial statements of the Group for the years ended 31 December 2004 and 31 December 2003, respectively, stated that the reports were made solely to HBOS's members, as a body, in accordance with section 235 of the Companies Act. The reports further stated that audit work of KPMG Audit Plc had been undertaken so that KPMG Audit Plc might state to HBOS's members those matters that KPMG Audit Plc was required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, KPMG Audit Plc did not accept or assume responsibility to anyone other than HBOS and HBOS's members as a body, for its audit work, for its reports, or for the opinions KPMG Audit Plc formed.

19. Miscellaneous

(a) The costs, charges and expenses of, or incidental to, the Scheme, including the cost of the application for the New HBOS Preference Shares to be admitted to the Official List, payable by HBOS Group, are estimated to amount to approximately £1.2 million (exclusive of VAT).

(b) The Directors have been advised that if the Scheme becomes wholly effective, stamp duty is unlikely to be payable in connection with the Scheme.

(c) The Registrars of HBOS are Computershare Investor Services PLC of PO Box 82, The Pavilions, Bridgwater Road, Bedminster Down, Bristol BS99 7NH and will act as registrars for the New HBOS Preference Shares.

(d) No shares have been marketed or are available in whole or in part to the public in conjunction with the applications for admission of the New HBOS Preference Shares to the Official List.

(e) Directors and employees of JPMorgan Cazenove Limited, the financial adviser to HBOS, who have been advising the company hold, in aggregate, an interest in 498 shares in HBOS.

20. Documents Available for Inspection

Copies of the following documents will be available for inspection during usual business hours on Monday to Friday of each week (public holidays excepted) up to and including the Effective Date at the offices of HBOS at 5 Morrison Street, Edinburgh EH3 8BH and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ:

(a) this document comprising Listing Particulars of HBOS in relation to the issue of the New HBOS Preference Shares pursuant to the Scheme;

(b) the Scheme Circular;

(c) the Memorandum and Articles of HBOS;

(d) the service agreements or contracts of employment of the Executive Directors;

(e) the letters of appointment of the Non-executive Directors;

(f) the written consents referred to in paragraph 17 of this Part 6; and

(g) the consolidated audited accounts of the HBOS Group for the financial years ended 31 December 2002, 31 December 2003 and 31 December 2004.

PART 7: DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

"6⅛ per cent. Preference Shares"	the 6⅛ per cent. non-cumulative irredeemable preference shares of £1 each in the capital of HBOS;
"9¼ per cent. Preference Shares"	the 9¼ per cent. non-cumulative irredeemable preference shares of £1 each in the capital of HBOS;
"9¾ per cent. Preference Shares"	the 9¾ per cent. non-cumulative irredeemable preference shares of £1 each in the capital of HBOS;
"Admission"	the admission of the New HBOS Preference Shares to listing on the Official List and to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with the Listing Rules and the rules of the London Stock Exchange;
"Articles"	the articles of association of HBOS;
"Bank of Scotland Employee Share Plans"	the Bank of Scotland Profit Sharing Stock Ownership Scheme, the Bank of Scotland Executive Stock Option Schemes and the Bank of Scotland Savings-Related Stock Option Schemes;
"Board" or **"Directors"**	the current directors of HBOS whose names are set out in Part 6 of this document;
"Business Day"	a day on which the London Stock Exchange is open for the transaction of business;
"Combined Code"	the principles of good governance and code of best practice prepared by the Committee on Corporate Governance appended to, but not forming part of, the Listing Rules;
"Companies Act"	the Companies Act 1985, as amended;
"Company Secretary"	the Company Secretary of HBOS, being Harold Francis Baines;
"Court"	the High Court of Justice in England and Wales;
"Court Hearing"	the hearing of the petition by the Court to sanction the Scheme;
"Court Meeting"	the meeting of the Halifax Preference Shareholders convened at the direction of the Court at which a resolution will be proposed to approve the Scheme, and any adjournment thereof;
"Court Order"	the order of the Court sanctioning the Scheme;
"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo, the operator of CREST (in accordance with the Regulations);
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms upon registration of the Court Order by the Registrar of Companies in England and Wales which, subject to sanction of the Scheme by the Court, is expected to be 24 June 2005;
"Existing HBOS Preference Shares"	the 9¼ per cent. Preference Shares and the 9¾ per cent. Preference Shares;
"Extraordinary General Meeting"	the extraordinary general meeting of Halifax, at which a resolution in connection with the implementation of the Scheme will be proposed or any adjournment thereof;
"Form of Proxy COURT"	the form of proxy for use by Halifax Preference Shareholders to register their vote at the Court Meeting;

"Form of Proxy EGM"	the form of proxy for use by Halifax shareholders to register their vote at the Extraordinary General Meeting;
"FSA"	the Financial Services Authority;
"Halifax"	Halifax plc, registered no. 2367076;
"Halifax Group"	Halifax Group plc (now Halifax Group Limited);
"Halifax Nominees Limited"	Halifax Nominees Limited is responsible for the HBOS Shareholder Account safe custody activities and is controlled by Halifax Share Dealing Limited;
"Halifax Preference Shareholder"	a holder of Halifax Preference Shares;
"Halifax Preference Shares"	the 6⅛ per cent. non-cumulative preference shares of £1 each in the capital of Halifax, other than those held by or on behalf of HBOS;
"Halifax ShareBuilder"	an execution-only dealing, nominee and safe custody service for equity and other investments specified by Halifax Share Dealing Limited from time to time through which such investments may be purchased by way of regular or one-off purchases;
"Halifax Share Dealing Account"	an execution-only dealing, nominee and safe custody service for equity and other investments specified by Halifax Share Dealing Limited from time to time;
"Halifax Share Dealing Limited"	Halifax Share Dealing Limited, registered no. 3195646, is authorised and regulated by the Financial Services Authority, a Member of the London Stock Exchange and an Inland Revenue Approved PEP and ISA Manager;
"Halifax Share Dealing Service"	the service, used by a Halifax Preference Shareholder for the purpose of holding Halifax Preference Shares, comprising the Halifax Share Dealing Account, the Halifax Share Dealing ISA (a self-select ISA), the Halifax Share Dealing PEP (a self-select PEP) and the Halifax ShareBuilder (as applicable), together with any other service offered from time to time by Halifax Share Dealing Limited as part of the Halifax Share Dealing Service;
"Halifax Share Plans"	the Halifax plc Sharesave Scheme 1997, the Halifax Group plc Sharesave Scheme 1999, the Halifax Group plc Inland Revenue Approved Employee Share Option Scheme 2000 and the Halifax Group plc (Unapproved) Employee Share Option Scheme 2000;
"HBOS"	HBOS plc, registered no. SC218813;
"HBOS Group" or **"Group"**	HBOS together with its subsidiaries, principally Halifax and the Bank of Scotland;
"HBOS Registrars" or **"Registrars"**	Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH;
"HBOS Shareholder Account"	an account held by a Halifax Preference Shareholder with Halifax Nominees Limited for the purpose of holding that shareholder's Halifax Preference Shares;

"HBOS Share Plans" the HBOS plc Long Term Executive Bonus Plan, the HBOS plc Special Long Term Bonus Plan, the HBOS plc Sharesave Plan 2001, the HBOS plc International Sharesave Plan 2001, the HBOS plc Inland Revenue Approved Employee Share Option Plan 2002, the HBOS plc (Unapproved) Employee Share Option Plan 2002, the HBOS plc Annual Bonus Plan and the HBOS plc Share Incentive Plan and the HBOS plc Irish Approved Profit Sharing Scheme;

"in certificated form" a share or other security which is not in uncertificated form;

"ISA" an individual savings account;

"JPMorgan Cazenove" JPMorgan Cazenove Limited;

"Listing Rules" the rules and regulations made by the UK Listing Authority pursuant to section 74 of the Financial Services and Markets Act 2000 as amended from time to time;

"London Stock Exchange" London Stock Exchange plc;

"Memorandum of Association" the memorandum of association of HBOS;

"Merger" the merger of the Bank of Scotland and Halifax Group which became effective on 10 September 2001;

"New HBOS Preference Shares" the 6.475 per cent. non-cumulative preference shares of £1 each in the capital of HBOS to be allotted and issued pursuant to the Scheme and admitted for trading on the London Stock Exchange;

"Official List" the Official List of the UK Listing Authority;

"Ordinary Shares" the ordinary shares of 25p each in the capital of HBOS;

"Overseas Shareholders" Halifax Preference Shareholders resident in, or citizens of, jurisdictions outside the UK;

"PEP" a personal equity plan;

"Pounds" or **"£"** pounds sterling;

"Preference Shares" any or all preference shares in HBOS including: the 9¼ per cent. Preference Shares; the 9¾ per cent. Preference Shares; the 6⅛ per cent. Preference Shares; the preference shares of Euro 1 each in the capital of HBOS; the preference shares of U.S.$1 each in the capital of HBOS; the preference shares of £1 each in the capital of HBOS; the 8.117 per cent. non-cumulative perpetual preference shares of £10 each in the capital of HBOS; and the 7.754 per cent. non-cumulative perpetual preference shares of £10 each in the capital of HBOS;

"Private Bill" the HBOS Group Reorganisation Bill relating (amongst other things) to the transfer of certain banking businesses, including the banking business of Halifax, to the Bank of Scotland;

"Regulations" the Uncertificated Securities Regulations 2001 (SI 2001 No. 2001/3755) in respect of which CRESTCo is the operator (as defined in such regulations);

"Scheme" the scheme of arrangement between Halifax and Halifax Preference Shareholders to be made under section 425 of the Companies Act as set out in the Scheme Circular with, or subject to, any modification, addition or condition approved or proposed by the Court;

"Scheme Circular" the circular dated the same date as this document addressed to Halifax Preference Shareholders containing the Scheme and an

explanatory statement in compliance with section 426 of the Companies Act;

"Scheme Record Time" 6:00 p.m. on the Business Day before the Effective Date;

"SEC" the U.S. Securities and Exchange Commission;

"Securities Act" the U.S. Securities Act of 1933 (as amended) and the rules and regulations promulgated thereunder;

"the Bank of Scotland" The Governor and Company of the Bank of Scotland;

"Transfer" the proposed transfer of the banking business of Halifax to the Bank of Scotland in accordance with the provisions of the Private Bill once it has received Royal Assent;

"UK" the United Kingdom of Great Britain and Northern Ireland;

"UK Listing Authority" the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

"uncertificated form" or **"in uncertificated form"** when used in relation to shares, means shares recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;

"United States" or **"U.S."** the United States of America, its territories and possessions;

"Voting Form COURT/HBOS" the voting form for use by Halifax Preference Shareholders, who hold their Halifax Preference Shares through an HBOS Shareholder Account, to register their vote at the Court Meeting;

"Voting Form COURT/HSDS" the voting form for use by Halifax Preference Shareholders, who hold their Halifax Preference Shares through the Halifax Share Dealing Service, to register their vote at the Court Meeting;

"Voting Form EGM/HBOS" the voting form for use by Halifax Preference Shareholders, who hold their Halifax Preference Shares through an HBOS Shareholder Account, to register their vote at the Extraordinary General Meeting; and

"Voting Form EGM/HSDS" the voting form for use by Halifax Preference Shareholders, who hold their Halifax Preference Shares through the Halifax Share Dealing Service, to register their vote at the Extraordinary General Meeting.

For the purpose of this document, "subsidiary" and "subsidiary undertaking" have the respective meanings given by the Companies Act.

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